

ANNUAL REPORT
2022

FELLOW SHAREHOLDERS,

I am pleased to present to you our 2022 Annual Report.

Beginning in early 2020, the reduction in travel and tourism spending related to the pandemic dramatically impacted the operating environment in each of our markets. This reduction in travel and tourism spending continued to impact our financial results throughout 2021 and 2022. We were fortunate that a recovery in travel and tourism spending in Singapore began in April 2022, as many travel restrictions were relaxed. In Macao, many travel restrictions were relaxed in January 2023, and the recovery process in that market is now underway. We have confidence that travel and tourism spending in each of our markets will exhibit strong growth as travel and tourism spending continue the recovery process in 2023 and the years ahead.

Over the last three years, we have invested in strategic initiatives that will contribute to future growth as the recovery in travel and tourism spending comes to fruition. In addition, we have maintained our focus on the safety and well-being of our Team Members and guests, and on providing support to those most impacted in our host communities of Macao and Singapore. While we implemented a wide range of cost control measures over the last three years, we continued to maintain our commitments to our employees, avoid mass workforce reductions and protect jobs and health care benefits for our Team Members.

Our focus on the well-being of our people and our communities directly reflects the values of our visionary founder, Mr. Sheldon G. Adelson, who passed away in 2021. We remain deeply committed to continuing to execute his vision for the Company while building upon his legacy.

Nowhere is that legacy more evident than in our market leading investments in Macao. Sands China has now invested more than $15 billion to deliver on our promise to help Macao in its economic diversification and its continued evolution into Asia's leading business and leisure tourism destination. We were gratified to receive in late 2022 a concession to operate in Macao through 2032, which will enable us to continue our decades-long commitment to investing in the business and leisure tourism appeal of Macao and to contribute to its growth objectives as a world center of business and leisure tourism.

Despite the challenging operating environment in 2020, 2021 and 2022, our scale and financial strength allowed us to continue our capital investment programs in support of Macao's diversification and long-term development objectives throughout the last three years. These expansion programs included the addition of luxurious new suite offerings at the Grand Suites at Four Seasons, as well as the expansion and transformation of Sands Cotai Central into a new destination Integrated Resort, The Londoner Macao. We believe these new offerings, together with the unrivaled scale of our additional Integrated Resort offerings in Macao, position us exceedingly well to benefit from the travel and tourism recovery that is now underway.

We have also continued to invest in our existing facilities at Marina Bay Sands. Our ongoing $1 billion investment program, designed to meaningfully enhance our suite product offerings and the appeal of our market-leading Integrated Resort in Singapore to premium customers seeking immersive travel experiences, will be completed by the end of 2023. In addition, we remain enthusiastic about our plans for the expansion of Marina Bay Sands in the years ahead. The ongoing recovery in travel and tourism spending in Singapore that began in 2022 will continue during 2023 and the years ahead. We remain optimistic that a full recovery in travel and tourism spending in Singapore will occur, and we look forward to continuing to contribute to the success of Singapore as a leading leisure and business tourism destination.

Additionally, we reached an agreement in March of 2021 to sell our Las Vegas operations and assets for approximately $6.25 billion, and we completed that sale in the first quarter of 2022. The proceeds from the sale enhanced our balance sheet strength and liquidity and enabled us to continue investing in future growth opportunities in both Macao and Singapore, while pursuing additional growth opportunities in new markets.

Looking ahead, we believe we are very well positioned to deliver growth as travel and tourism spending in Asia continue to recover. We look forward to future investment in our properties and communities in both Macao and Singapore. In addition, we believe there are meaningful potential development opportunities in emerging jurisdictions in both the U.S. and elsewhere where capital investment could provide a substantial economic benefit to those jurisdictions while delivering strong returns for the Company.

We remain deeply committed to our mission of enhancing the leisure and business tourism appeal of our host markets, creating local employment opportunities, investing in our people and our communities, and providing growth opportunities for local businesses while protecting our environment. Our success in these areas is only possible through the contributions of our Team Members. They have responded to the challenges and opportunities presented during the last three years with optimism, creativity, and resilience. I am grateful for their efforts.

Thank you for the confidence you have placed in our Company. We look forward to sharing our ongoing success with you in the years ahead.



Rob Goldstein

Robert G. Goldstein
Chairman of the Board and
Chief Executive Officer
March 31, 2023

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 001-32373

☀ Sands

LAS VEGAS SANDS CORP.

(Exact name of registrant as specified in its charter)

Nevada	**27-0099920**
(State or other jurisdiction of incorporation or organization)	*(IRS Employer Identification No.)*
5500 Haven Street	
Las Vegas, Nevada	**89119**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code:
(702) 923-9000

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Stock ($0.001 par value)	LVS	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer	☒	Accelerated Filer	☐	Emerging Growth Company	☐
Non-Accelerated Filer	☐	Smaller Reporting Company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☒

As of June 30, 2022, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $11,116,269,494 based on the closing sale price on that date as reported on the New York Stock Exchange.

The Company had 764,273,371 shares of common stock outstanding as of February 1, 2023.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement to be used in connection with the registrant's 2023 Annual Meeting of Stockholders are incorporated into Part III (Item 10 through Item 14) of this Annual Report on Form 10-K.

Las Vegas Sands Corp.

Table of Contents

			Page
PART I			
ITEM 1	—	BUSINESS	3
ITEM 1A	—	RISK FACTORS	22
ITEM 1B	—	UNRESOLVED STAFF COMMENTS	40
ITEM 2	—	PROPERTIES	40
ITEM 3	—	LEGAL PROCEEDINGS	41
ITEM 4	—	MINE SAFETY DISCLOSURES	41
PART II			
ITEM 5	—	MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES	42
ITEM 6	—	[RESERVED]	43
ITEM 7	—	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	44
ITEM 7A	—	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	69
ITEM 8	—	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA	70
ITEM 9	—	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	132
ITEM 9A	—	CONTROLS AND PROCEDURES	132
ITEM 9B	—	OTHER INFORMATION	133
ITEM 9C	—	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS	133
PART III			
ITEM 10	—	DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE	133
ITEM 11	—	EXECUTIVE COMPENSATION	133
ITEM 12	—	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS	133
ITEM 13	—	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE	133
ITEM 14	—	PRINCIPAL ACCOUNTANT FEES AND SERVICES	133
PART IV			
ITEM 15	—	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES	134
ITEM 16	—	FORM 10-K SUMMARY	141
SIGNATURES			142

PART I

ITEM 1. — *BUSINESS*

Our Company

Las Vegas Sands Corp. ("LVSC," or together with its subsidiaries "we" or the "Company") is a Fortune 500 company and the leading global developer and operator of destination properties ("Integrated Resorts") that feature premium accommodations, world-class gaming, entertainment and retail malls, convention and exhibition facilities, celebrity chef restaurants and other amenities.

We currently own and operate Integrated Resorts in Macao and Singapore. We believe our geographic diversity, best-in-class properties and convention-based business model provide us with the best platform in the hospitality and gaming industry to continue generating growth and cash flow while simultaneously pursuing new development opportunities. Our unique convention-based marketing strategy allows us to attract business travelers during the slower mid-week periods while leisure travelers occupy our properties during the weekends. Our convention, trade show and meeting facilities, combined with the on-site amenities offered at our Macao and Singapore Integrated Resorts, provide flexible and expansive space for meetings, incentives, conventions and exhibitions ("MICE").

We focus on the mass market, which comprises our most profitable gaming segment. We believe the mass market segment will continue to deliver long-term growth as a result of the introduction of more high-quality gaming facilities and non-gaming amenities into our markets, particularly in Asia.

Our properties also cater to high-end players by providing them with luxury amenities and premium service levels. These amenities include luxury accommodations, restaurants, lounges, invitation-only clubs and private gaming salons. In each of the regions where we operate, the Paiza brand is associated with certain of these exclusive facilities and represents an important part of our VIP gaming marketing strategy. We also offer players club loyalty programs at our properties, which provide access to rewards, privileges and members-only events. Additionally, we believe being in the retail mall business and, specifically, owning some of the largest retail properties in Asia will provide meaningful value for us, particularly as the retail market in Asia continues to grow.

Through our 69.9% ownership of Sands China Ltd. ("SCL"), we own and operate a collection of Integrated Resorts in the Macao Special Administrative Region ("Macao") of the People's Republic of China ("PRC" or "China"). These properties include The Venetian Macao Resort Hotel ("The Venetian Macao"); The Londoner Macao; The Parisian Macao; The Plaza Macao and Four Seasons Hotel Macao, Cotai Strip (the "Four Seasons Macao"); and the Sands Macao.

In Singapore, we own and operate the iconic Marina Bay Sands, which opened in 2010 and is one of Singapore's major tourist, business and retail destinations.

We are dedicated to being a good corporate citizen, anchored by the core values of serving people, planet and communities. We strive to deliver a positive working environment for our team members worldwide and pledge to promote the advancement of aspiring team members through a range of educational partnerships, grants and leadership training. We also drive social impact through our Sands Cares charitable giving and community engagement program, and environmental performance through our award-winning Sands ECO360 global sustainability program ("Sands ECO360"). Through Sands ECO360, we develop and implement environmental practices to protect natural resources, offer our team members a safe and healthy work environment, and enhance the resort experiences of our guests. In 2022, for the third consecutive year, we were named to the Dow Jones Sustainability North America Index and to the Dow Jones Sustainability World Index, recognizing our leadership and performance across economic, environmental and social areas. We are committed to creating and investing in industry-leading policies and procedures to safeguard our patrons, partners, employees and neighbors. Project Protect is our responsible gaming, anti-human trafficking and financial crime prevention program. Our industry-leading Integrated Resorts provide substantial contributions to our host communities including growth in leisure and business tourism, sustained job creation and ongoing financial opportunities for local small and medium-sized businesses.

LVSC was incorporated in Nevada in August 2004. Our common stock is traded on the New York Stock Exchange (the "NYSE") under the symbol "LVS." Our principal executive office is located at 5500 Haven Street, Las Vegas, Nevada 89119 and our telephone number at that address is (702) 923-9000. Our website address is *www.sands.com*. The information on our website is not part of this Annual Report on Form 10-K.

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements and other Securities and Exchange Commission ("SEC") filings, and any amendments to those reports and any other filings we file with or furnish to the SEC under the Securities Exchange Act of 1934 are made available free of charge on our website as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC and are also available at the SEC's web site address at *www.sec.gov*.

Investors and others should note we announce material financial information using our investor relations website (*https://investor.sands.com*), our company website, SEC filings, investor events, news and earnings releases, public conference calls and webcasts. We use these channels to communicate with our investors and the public about our company, our products and services, and other issues.

In addition, we post certain information regarding SCL, a subsidiary of LVSC with ordinary shares listed on The Stock Exchange of Hong Kong Limited, from time to time on our company website and our investor relations website. It is possible the information we post regarding SCL could be deemed to be material information.

The contents of these websites are not intended to be incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file or furnish with the SEC, and any reference to these websites are intended to be inactive textual references only.

This Annual Report on Form 10-K contains certain forward-looking statements. See "Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations — Special Note Regarding Forward-Looking Statements."

Our principal operating and developmental activities occur in two geographic areas: Macao and Singapore. Management reviews the results of operations for each of its operating segments, which generally are our Integrated Resorts. In Macao, our operating segments are: The Venetian Macao; The Londoner Macao; The Parisian Macao; The Plaza Macao and Four Seasons Macao; and Sands Macao. In Singapore, our operating segment is Marina Bay Sands. Additionally, prior to its sale, our operating segment in the United States, was The Venetian Resort Las Vegas and the Sands Expo and Convention Center (together, the "Las Vegas Operating Properties") through February 22, 2022, which has been disclosed as a discontinued operation. We also have ferry operations and various other operations that are ancillary to our Macao properties (collectively, "Ferry Operations and Other") that we present to reconcile to our consolidated statements of operations and financial condition. In addition to our reportable segments noted above, management also reviews construction and development activities for our projects under development, which include the renovation and expansion of our MICE, entertainment and retail product in Macao and the MBS Expansion Project (as later defined).

From February 2020 through the date of this report, our operations have been significantly impacted by a global pandemic (the "COVID-19 Pandemic"). While the details of this impact have been disclosed throughout this document, the following discussion of our business focuses on execution of our business strategies in a non-pandemic environment based on the assumption the global impact of the COVID-19 Pandemic will eventually diminish and our operations will recover as travel and tourism improves in our markets.

Strengths and Strategies

We believe we have a number of strengths that differentiate our business from our competitors, including:

Diversified, high quality Integrated Resort offerings with substantial non-gaming amenities. Our Integrated Resorts feature non-gaming attractions and amenities including world-class entertainment, expansive retail offerings and market-leading MICE facilities. These attractions and amenities enhance the appeal of our Integrated Resorts, contributing to visitation, length of stay and customer spending at our resorts. The broad appeal of our market-leading Integrated Resort offerings in our various markets enables us to serve the widest array of customer segments in each market.

Substantial and diversified cash flow from existing operations. Our Integrated Resorts in Macao and Singapore have contributed 53% and 47% of our total adjusted property EBITDA, respectively, during the previous five years. In each of these jurisdictions, our cash flow from operations was derived from a combination of gaming and non-gaming sources, including retail malls, hotel, food and beverage, entertainment and MICE.

Market leadership in the growing high-margin mass market gaming segment. In our gaming business, we focus on the high-margin mass gaming segment. Our combined SCL properties had the highest percentage of gaming win from mass tables and slots of the Macao operators, with an average market share of approximately 30% during the previous five years. Management estimates our mass market table revenues typically generated a gross margin substantially higher than the gross margin on our VIP table revenues. Additionally, gross gaming revenue from mass tables and slots has contributed to approximately two-thirds of total gross gaming revenue at Marina Bay Sands during the previous five years.

Established brands with broad regional and international market awareness and appeal. Through a combination of its diversity of amenities, scale of facilities and its distinctive design, The Venetian Macao has remained the foremost example of a themed Integrated Resort in Macao. The Parisian Macao, our themed property with an iconic replica of the Eiffel Tower and other attractions, along with The Londoner Macao, with its phased opening throughout 2022, has established an interconnected critical mass of European-themed Integrated Resorts that attract multiple segments of leisure and business tourism and drive broad brand awareness both regionally and globally. As awareness of The Londoner Macao increases, we believe this Integrated Resort has both the quality and scale to enhance the overall reputation and recognition of our Macao portfolio.

Marina Bay Sands is an iconic, architecturally significant Integrated Resort with meaningful scale and visitation. Due to its distinctive design, multitude of amenities and customer experiences shared on social media, and a prominent position as part of the Singapore skyline, Marina Bay Sands is recognized throughout Asia and globally. We believe the brand of Marina Bay Sands is unique and as a result, the property is often featured prominently on social media, in filmed entertainment and in other media.

Experienced management team with a proven track record. Mr. Robert G. Goldstein, our Chairman and Chief Executive Officer, has been an integral part of our executive team from the beginning, joining our founder and previous Chairman and Chief Executive Officer, Mr. Sheldon G. Adelson before The Venetian Resort Las Vegas was constructed. Mr. Goldstein is one of the most respected and experienced executives in our industry today. Mr. Patrick Dumont, our President and Chief Operating Officer, has been with the Company for more than twelve years, including previously serving as our Executive Vice President and Chief Financial Officer, and has prior experience in corporate finance and management. Our management team is focused on delivering growth, increasing our return on invested capital, balance sheet strength, preserving the Company's financial flexibility to pursue development opportunities and continuing to execute return of capital to stockholders.

Unique MICE and entertainment facilities. Our market-leading MICE and entertainment facilities contribute to our markets' diversification and appeal to business and leisure travelers while diversifying our cash flows and increasing revenues and profit. Our approximately 2.9 million square feet of global MICE space is designed to meet the needs of meeting planners and corporate events and trade show organizers from around the world. Our experience and expertise in this industry supports our ability to drive leisure and business tourism to our markets. The live entertainment program at our properties has been a key traffic driver and has established us as a leader in the field of tourism and leisure activities.

Building on our key strengths, we seek to enhance our position as the leading developer and operator of Integrated Resorts and casinos by continuing to implement the following business strategies:

Developing and diversifying our Integrated Resort offerings to include a full complement of products and services to cater to different market segments. Our Integrated Resorts include MICE space, retail, dining and entertainment facilities and a range of hotel offerings, including branded suites and hotel rooms, to cater to different segments of our markets. We are able to leverage the recognition and the sales, marketing and reservation capabilities of premier hotel brands to attract a wide range of customers in different market segments to our properties. We believe our partnerships with renowned hotel management partners, our diverse Integrated Resort offerings and the convenience and accessibility of our properties will continue to increase the appeal of our properties to both the business and leisure customer segments.

Leveraging our scale of operations to create and maintain an absolute cost advantage. Management expects to benefit from lower unit costs due to the economies of scale inherent in our operations. Opportunities for lower unit costs include, but are not limited to: lower utility costs; more efficient staffing of hotel and gaming operations; and centralized transportation, marketing and sales, and procurement. In addition, our scale allows us to consolidate certain administrative functions.

Focusing on the high-margin mass market gaming segment, while continuing to provide luxury amenities and high service levels to our VIP and premium players. The scale and product mix of our Integrated Resort properties allow us to participate very effectively in all segments of the market. We believe the mass market segment will continue to exhibit long-term growth as a result of the introduction of more high-quality gaming facilities and non-gaming amenities into our various markets, accompanied by supportive long-term trends in business and leisure tourism. Our properties are positioned to harness future growth in the mass market that comprise our most profitable gaming segment, while delivering the immersive destination resort experiences that create loyalty with VIP and premium players.

Identifying targeted investment opportunities to drive growth across our portfolio. We will continue to invest in the expansion of our facilities and the enhancement of the leisure and business tourism appeal of our property portfolio. Our planned development projects include fulfilling capital and operating investment requirements as part of our Macao gaming concession, future phases of renovation and redevelopment of The Londoner Macao and the extensive renovation and expansion of Marina Bay Sands.

Our Operations

Macao

The Venetian Macao is the anchor property of our Cotai Strip development and is located approximately two miles from the Taipa Ferry Terminal on Macao's Taipa Island and six miles from the bridge linking Hong Kong, Macao and Zhuhai. The Venetian Macao includes approximately 503,000 square feet of gaming space and gaming support area with approximately 630 table games and 1,180 slot machines and electronic table games ("ETGs"). The Venetian Macao features a 39-floor luxury hotel tower with 2,905 elegantly appointed luxury suites and the Shoppes at Venetian, approximately 944,000 square feet of unique retail shopping with 316 stores featuring many international brands and home to 56 restaurants and food outlets featuring an international assortment of cuisines. In addition, The Venetian Macao has approximately 1.2 million square feet of convention facilities and meeting room space, an 1,800-seat theater and the 15,000-seat Cotai Arena that hosts world-class entertainment and sporting events.

The Londoner Macao (previously Sands Cotai Central), our largest Integrated Resort on the Cotai Strip, is located across the street from The Venetian Macao, The Parisian Macao and The Plaza Macao and Four Seasons Macao. The Londoner Macao is the result of our renovation, expansion and rebranding of Sands Cotai Central, which included the addition of extensive thematic elements both externally and internally and was completed during 2022. The Londoner Macao presents a range of new attractions and features, including some of London's most recognizable landmarks, such as the Houses of Parliament and the Elizabeth Tower (commonly known as "Big Ben"), and interactive guest experiences. The Integrated Resort features four hotel towers. The first hotel tower consists of Londoner Court with 368 luxury suites and 400 rooms and suites under the St. Regis brand. The second hotel tower consists of 659 five-star rooms and suites under the Conrad brand and The Londoner Macao Hotel with 594 London-themed suites, including 14 exclusive Suites by David Beckham. The third hotel tower consists of 1,842 rooms and suites under the Sheraton brand. The fourth hotel tower consists of 2,126 rooms and suites under the Sheraton brand. The Integrated Resort includes approximately 400,000 square feet of gaming space and gaming support area with approximately 480 table games and 860 slot machines and ETGs, approximately 369,000 square feet of meeting space, a 1,701-seat theater, the 6,000-seat Londoner Arena, approximately 610,000 square feet of retail space with 128 stores and home to 49 restaurants and food outlets featuring an international assortment of cuisines.

The Parisian Macao, which is connected to The Venetian Macao and The Plaza Macao and Four Seasons Macao, includes approximately 270,000 square feet of gaming space and gaming support area with approximately

270 table games and 800 slot machines and ETGs. The Parisian Macao also features 2,541 rooms and suites and the Shoppes at Parisian, approximately 296,000 square feet of unique retail shopping with 109 stores featuring many international brands and home to 23 restaurants and food outlets featuring an international assortment of cuisines. Other non-gaming amenities at The Parisian Macao include a meeting room complex of approximately 63,000 square feet and a 1,200-seat theater. Directly in front of The Parisian Macao, and connected via a covered walkway to the main building, is a half-scale authentic re-creation of the Eiffel Tower containing a viewing platform and restaurant.

The Plaza Macao and Four Seasons Macao, which is located adjacent to The Venetian Macao, has approximately 108,000 square feet of gaming space and gaming support area with approximately 140 table games and 100 slot machines and ETGs at its Plaza Casino. The Plaza Macao and Four Seasons Macao also has 360 elegantly appointed rooms and suites managed by FS Macau Lda., several food and beverage offerings, and conference and banquet facilities. The Shoppes at Four Seasons includes approximately 249,000 square feet of retail space with 137 stores and home to 9 restaurant and food outlets, and is connected to the Shoppes at Venetian. The Plaza Macao and Four Seasons Macao also features 19 ultra-exclusive Paiza Mansions, which are individually designed and made available by invitation only. The Grand Suites at Four Seasons opened in October 2020 and features 289 luxury suites.

The Sands Macao, the first U.S. operated Las Vegas-style casino in Macao, is situated near the Macao-Hong Kong Ferry Terminal on a waterfront parcel centrally located between Macao's Gongbei border gate with China and Macao's central business district. The Sands Macao includes approximately 176,000 square feet of gaming space and gaming support area with approximately 160 table games and 560 slot machines and ETGs. The Sands Macao also includes a 289-suite hotel tower, spa facilities and several restaurants and entertainment areas.

We operate the gaming areas within our Macao properties pursuant to a 10-year gaming concession that expires in December 2032. See "Regulation and Licensing — *Macao Concession*." Prior to the current gaming concession, we operated these gaming areas under an amended 20-year subconcession agreement, which expired on December 31, 2022.

Singapore

Marina Bay Sands opened with approximately 2,600 rooms and suites located in three 55-story hotel towers. We are currently undertaking extensive renovation work with approximately 2,300 rooms and suites resulting upon completion, which is expected to greatly enhance the positioning of our suite product. Atop the three towers is the Sands SkyPark, an extensive outdoor recreation area with a 150-meter infinity swimming pool and leading restaurant and nightlife brands. The Integrated Resort offers approximately 160,000 square feet of gaming space with approximately 500 table games and 2,900 slot machines and ETGs; The Shoppes at Marina Bay Sands, an enclosed retail, dining and entertainment complex with signature restaurants from world-renowned chefs; an event plaza and promenade; and an art/science museum. Marina Bay Sands also includes approximately 1.2 million square feet of meeting and convention space and a state-of-the-art theater for top Broadway shows, concerts and gala events.

We operate the gaming area within our Singapore property pursuant to a 30-year casino concession provided under a development agreement entered into in August 2006. See "Regulation and Licensing — *Development Agreement with Singapore Tourism Board*."

In April 2019, our wholly owned subsidiary, Marina Bay Sands Pte. Ltd. ("MBS") entered into an additional development agreement (the "Second Development Agreement") with the Singapore Tourism Board (the "STB") pursuant to which MBS has agreed to construct a development, which will include a hotel tower with approximately 1,000 rooms and suites, a rooftop attraction, convention and meeting facilities and a state-of-the-art live entertainment arena with approximately 15,000 seats (the "MBS Expansion Project"). The Second Development Agreement provides for a total project cost of approximately 4.5 billion Singapore dollars ("SGD," approximately $3.3 billion at exchange rates in effect on December 31, 2022). We amended our 2012 Singapore Credit Facility to provide for the financing of the development and construction costs, fees and other expenses related to the MBS Expansion Project pursuant to the Second Development Agreement. On September 7, 2021, we amended the 2012 Singapore Credit Facility, which, among other things, extended the deadline for delivering the construction cost estimate and the construction schedule for the MBS Expansion Project to March 31, 2022. On March 29, 2022, we entered into a letter agreement with the STB to extend the construction commencement date for the MBS Expansion Project from April 8, 2022 to April 8, 2023. We are in the process of reviewing the budget and timing of the MBS expansion based on the impact of the COVID-19 Pandemic and other factors. As a result, the construction cost estimate and construction schedule were not delivered to the lenders by the extended deadline, and we will not be permitted to make further draws on the Singapore Delayed Draw Term Facility until these items are delivered. We do not anticipate material spend related to the MBS Expansion Project prior to the delivery of these items to lenders.

Our Markets

Macao

Macao is the largest gaming market in the world and the only market in China to offer legalized casino gaming. According to Macao government statistics issued publicly on a monthly basis by the Gaming Inspection and Coordination Bureau (commonly referred to as the "DICJ"), annual gross gaming revenues were 42.20 billion patacas in 2022 (approximately $5.25 billion at exchange rates in effect on December 31, 2022), a decrease of 51.4% and 85.6% compared to 2021 and 2019, respectively, due to the impact of the COVID-19 Pandemic.

We welcomed approximately 6 million visitors to Macao in 2022, compared to the approximately 8 million visitors in 2021. We believe visitation will return to pre-pandemic levels and will continue to experience meaningful long-term growth. We believe this growth will be driven by a variety of factors, including the movement of Chinese citizens to urban centers in China, continued growth of the Chinese outbound tourism market, the increased utilization of existing transportation infrastructure, the introduction of new transportation infrastructure and the continued increase in hotel room inventory in Macao and neighboring Hengqin Island. There has been significant investment announced and recently completed by concessionaires in new resort development projects on Cotai. These factors should help increase the critical mass on Cotai and further drive Macao's transformation into a leading business and leisure tourism hub in Asia. We believe the development of additional integrated resort products in Macao will also drive a higher demand for gaming products.

Table games are the dominant form of gaming in Asia, with Baccarat being the most popular game. We believe we will continue to experience Macao market-leading visitation and are focused on driving high-margin mass market gaming, while providing luxury amenities and high service levels to our VIP and premium players. We intend to continue to introduce more modern and popular products that appeal to the Asian marketplace and believe our continued improvement in our high-quality gaming product offerings has enabled us to capture a meaningful share of the overall Macao gaming market across all player segments.

Proximity to Major Asian Cities

Visitors from Hong Kong, South China, Taiwan and other locations in Asia can reach Macao in a relatively short time, using a variety of transportation methods, and visitors from more distant locations in Asia can take advantage of short travel times by air to Zhuhai, Shenzhen, Guangzhou or Hong Kong, followed by a road, ferry or helicopter trip to Macao. In addition, numerous air carriers fly directly into Macau International Airport from many major cities in Asia. Various past COVID-19 related restrictions and closures have impacted these transportation methods.

Prior to COVID-19, Macao drew a significant number of customers who are visitors or residents of Hong Kong. One of the major methods of transportation to Macao from Hong Kong is the jetfoil ferry service, including our ferry services, Cotai Water Jet. The Hong Kong-Zhuhai-Macao Bridge (the "HZMB"), which connects Hong Kong, Macao and Zhuhai, has reduced the travel time between Hong Kong and Macao from one hour by ferry to approximately 45 minutes on the road. The HZMB is part of the Greater Bay Area Initiative and plays a key role in connecting the cities in the Greater Bay Area, facilitating the visitation to Macao. Macao is also accessible from Hong Kong by helicopter.

Competition in Macao

Gaming in Macao is administered by the government through concessions awarded to six different concessionaires, of which we are one. The other concessionaires are SJM Resorts, S.A., Wynn Resorts (Macau), S.A., Galaxy Casino, S.A., MGM Grand Paradise, S.A. and Melco Resorts (Macau), S.A.

Our Macao operations also face competition from other gaming and resort destinations, both in Asia and globally.

Singapore

Singapore is regarded as having the most developed financial and transportation infrastructure in the Southeast Asia region. Singapore has established itself as a destination for both business and leisure visitors, offering convention and exhibition facilities as well as world-class shopping malls and hotel accommodations. In 2006, after a competitive bid process, the Singapore government awarded two concessions to develop and operate two integrated resorts. We were awarded the concession for the Marina Bay site, which is adjacent to Singapore's central business district, and Genting International was awarded the second site, located on Singapore's Sentosa Island.

Based on figures released by the STB, Singapore welcomed approximately 6.3 million international visitors in the twelve months ended December 31, 2022, a 1,810.5% increase and a 67.0% decrease compared to the same period in 2021 and 2019, respectively. The 2022 increase compared to 2021 was due to the easing of travel restrictions in April 2022 that were originally implemented in early 2020 due to the impact of the COVID-19 Pandemic. Tourism receipts were estimated to be SGD 1.89 billion (approximately $1.41 billion at exchange rates in effect on December 31, 2022) in 2021 (the latest information publicly available at the time of filing). The Gambling Regulatory Authority (the "GRA"), the gaming regulator in Singapore, does not disclose gaming revenue for the market and thus no official figure exists.

We believe Marina Bay Sands is ideally positioned within Singapore to cater to both business and leisure visitors. The Integrated Resort is centrally located within a 20-minute drive from Singapore's Changi International Airport and near the Marina Bay Cruise Center, a deep-water cruise ship terminal, and Bayfront station, a mass rapid transit station. Marina Bay Sands is also located near several entertainment attractions, including the Gardens by the Bay botanical gardens and the Singapore Sports Hub, a sports complex featuring the 55,000-seat National Stadium.

Baccarat is the preferred table game in both VIP and mass gaming. Additionally, contributions from slot machines and from mass gaming, including ETG offerings, have enhanced the growth of the market. As Marina Bay Sands and the Singapore market as a whole continue to mature, we expect to broaden our visitor base to continue to capture visitors from around the world.

Proximity to Major Asian Cities

More than 100 airlines operate in Singapore, connecting it to some 300 cities in approximately 80 countries. In the twelve months ended December 31, 2022, 32 million passengers passed through Singapore's Changi Airport, an increase of 955% and a decrease of 53% compared to the same period in 2021 and 2019, respectively, due to the impact of the COVID-19 Pandemic. In 2019, Changi Jewel, a multi-use retail, hotel and food and beverage destination, opened at Changi Airport, and work is currently underway to expand the number of runways and open a fifth terminal, which would increase passenger capacity. Based on figures released by the STB, the largest source markets for visitors to Singapore over the last five years ending in 2022 were China and Indonesia. The STB's methodology for reporting visitor arrivals does not recognize Malaysian citizens entering Singapore by land, although this method of visitation is generally thought to be substantial.

Competition in Singapore

Gaming in Singapore is administered by the government through the award of licenses to two operators, our Company and Resorts World Sentosa, which is 100% owned by Genting Singapore PLC. The GRA is required to ensure there will not be more than two casino licenses until January 1, 2031.

Our Singapore operations also face competition from other gaming and resort destinations, both in Asia and globally.

Retail Mall Operations

We own and operate retail malls at our Integrated Resorts at The Venetian Macao, The Londoner Macao, The Parisian Macao, The Plaza Macao and Four Seasons Macao and Marina Bay Sands. We currently own approximately 2.8 million square feet of gross retail space. Management believes being in the retail mall business and, specifically, owning some of the largest retail properties in Asia will provide meaningful value for us, particularly as the retail market in Asia continues to grow.

Our malls are designed to complement our other unique amenities and service offerings provided by our Integrated Resorts. Our strategy is to seek out desirable tenants that appeal to our customers and provide a wide variety of shopping options. We generate our mall revenue primarily from leases with tenants through base minimum rents, overage rents and reimbursements for common area maintenance ("CAM") and other expenditures. For further information related to the financial performance of our malls, see "Part II — Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations."

The tables below set forth certain information regarding our mall operations on the Cotai Strip and at Marina Bay Sands as of December 31, 2022. These tables do not reflect subsequent activity in 2023.

Mall Name	Total GLA[1]	Selected Significant Tenants
Shoppes at Venetian	813,832[2]	ZARA, Victoria's Secret, UNIQLO, Tiffany & Co., Rolex, Bvlgari, FURLA, MUJI, Marks & Spencer, Tommy Hilfiger, Cartier, Chaumet, Longines
Shoppes at Londoner	610,238	Marks & Spencer, Chow Tai Fook, Apple, Bottega Veneta, Gucci, Burberry, Lululemon, Tod's, V&A, DFS, Tory Burch, The Cheesecake Factory, Shake Shack, Pop Mart
Shoppes at Parisian	296,322	Zadig & Voltaire, Versace Jeans Couture, Antonia, Arc'teryx, Champion, Jaeger-LeCoultre, Breitling, I.T Menswear
Shoppes at Four Seasons	248,674	Cartier, Chanel, Louis Vuitton, Hermès, Gucci, Dior, Versace, Zegna, Loro Piana, Saint Laurent, Balenciaga, Loewe, Roger Vivier, Christian Louboutin, Alexander McQueen, Miu Miu, Chloe
The Shoppes at Marina Bay Sands	622,007[3]	Louis Vuitton, Zara, Chanel, Gucci, Dior, Burberry, Prada, Fendi, Moncler, Hermès, Cartier, Apple

_____

(1) Represents Gross Leasable Area in square feet.

(2) Excludes approximately 130,000 square feet of space on the fifth floor currently not on the market for lease.

(3) Excludes approximately 230,000 square feet of space operated by the Company.

The following table reflects our tenant representation by category for our mall operations as of December 31, 2022:

Category	Square Feet	% of Square Feet	Representative Tenants
Fashion (luxury, women's, men's, mixed)	716,598	34 %	Louis Vuitton, Dior, Gucci, Versace, Chanel, Hermès, Balenciaga, Loewe, Saint Laurent, Burberry, Prada, Moncler, Fendi, Tommy Hilfiger, Coach, Tory Burch, I.T Menswear
Restaurants and lounges	409,032	20 %	Lei Garden, Ce La Vi, North, Blossom, The Cheesecake Factory, Shake Shack
Multi-Brands	245,114	12 %	Duty Free Americas, The Atrium, DFS
Jewelry	152,003	7 %	Bvlgari, Cartier, Rolex, Tiffany & Co., Chaumet, Van Cleef & Arpels, Longines, V&A, Jaeger-LeCoultre, Breitling
Fashion accessories and footwear	114,974	6 %	Rimowa, FURLA, Oakley & Spectacle Hut, Charles & Keith, Tod's
Health and beauty	102,718	5 %	Sephora, Sa Sa, Chanel, Helena Rubinstein, SkinCeuticals, Valentino Beauty
Home furnishing and electronics	99,812	5 %	Apple, Zara Home, MUJI
Lifestyle, sports and entertainment	99,329	5 %	Manchester United, Adidas, Lululemon, Under Armour
Banks and services	56,375	3 %	Bank of China, ICBC, KBL Healthcare
Specialty foods	31,078	2 %	Godiva, Haagen Dazs, Jason's Deli
Arts and gifts	17,962	1 %	Emporio di Gondola, Pop Mart
Total	2,044,995	100 %	

Human Capital

Talent Management

We directly employ approximately 35,700 employees worldwide, including approximately 35,500 full-time employees, and hire additional temporary employees on an as-needed basis. Of our full-time employees, approximately 50% are female.

Our success depends in large part upon our ability to attract, retain, train, manage and motivate skilled managers and employees at our properties. Our strategy is to be the employer of choice by ensuring a thriving workforce built on integrity and opportunity and to support our employees' personal, professional and financial well-being. We strive to enhance our culture by creating a safe environment that consists of an inclusive and diverse workforce where all employees are treated fairly and equally and can excel in the performance of their duties. Some examples of key programs and initiatives we have implemented to attract, develop and retain our diverse workforce include:

- Competitive pay;
- Healthcare: medical/prescription, dental, vision, short-term disability, life and accidental death and disability insurance options at no premium cost; group healthcare insurance; and other support for both physical and mental health, such as a free Employee Assistance Program for employees and their household at SCL, which provides information regarding nutrition, disease management, stress reduction and injury prevention;
- Retirement benefits: all eligible employees are able to participate in retirement planning schemes, which may include contributions from the employer, as well as the employee;

- Diversity, Equity and Inclusion Program: through well-established policies, procedures, hiring practices and support systems, we promote diversity, equity and inclusion and integrate these values into our Company;

- Subsidized child care programs;

- On-site provision of meals for employees; and

- Training and development: through Sands Academy, our global training and development platform, we provide courses, learning tools, coaching opportunities and one-on-one consulting to help employees fulfill their potential, as well as provide tuition reimbursement.

Our employees are not covered by collective bargaining agreements. We believe we have good relations with our employees and any relevant union.

Commitment to Environmental Sustainability

We focus significant attention on minimizing our environmental impact with the goal of reducing the environmental footprint of our existing properties and offsetting the impact of new developments. Through Sands ECO360, we endeavor to adapt to emerging trends, support new technologies and foster environmental stewardship in the areas of building design and development, resort management and operations, and meetings, events and entertainment. The program is aligned with the United Nations Sustainable Development Goals and other key environmental standards in the areas of low carbon transition, water stewardship, waste, plastics and packaging, sourcing and biodiversity.

Our Environmental, Social and Governance Report is available on our website and contains further information on our environmental sustainability performance, including data indices that reflect the reporting requirements of the Global Reporting Initiative and the Sustainability Accounting Standards Board. The contents of the Report and our website are not intended to be incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file or furnish with the SEC, and any reference to the Report and our website are intended to be inactive textual references only.

In addition to our internal initiatives, we have developed the Drop by Drop Project, a collaborative water stewardship initiative in conjunction with Clean the World Foundation. The Drop by Drop Project is designed to encourage sustainability in our local regions and reinvests capital from our water stewardship efforts into innovative water projects in Macao and Singapore.

Development Projects

We regularly evaluate opportunities to improve our product offerings, such as refreshing our meeting and convention facilities, suites and rooms, retail malls, restaurant and nightlife mix and our gaming areas, as well as other revenue generating additions to our Integrated Resorts.

Macao

As part of the Concession (defined below) entered into by VML and the Macao government, VML has a financial commitment to spend 30.24 billion patacas (approximately $3.77 billion at exchange rates in effect on December 31, 2022) through 2032 on both capital and operating projects, including 27.80 billion patacas (approximately $3.46 billion at exchange rates in effect on December 31, 2022) in non-gaming projects that will also appeal to international visitors (the "Investment Plan"). As part of the Investment Plan, VML will dedicate resources to several key areas, including:

- A commitment to expand, improve and optimize the scale and quality of its convention centers and related amenities. This includes the proposed development of a new approximately 18,000-square-meter MICE facility in a new podium adjacent to the existing Cotai Expo, expanding the Company's footprint of inter-connected meeting space and enabling the hosting of additional large-scale international MICE events. In connection with these efforts, we will strengthen the planning, organization and international marketing of convention tourism in order to attract global multinational companies to host annual meetings and corporate summits in Macao.

- The redevelopment of the existing Le Jardin (the "Tropical Garden" on the south side of The Londoner Macao) to create a new and unique approximately 50,000-square-meter garden-themed destination. The proposed garden-themed attraction will include an iconic conservatory together with related themed green spaces and amenities. The conservatory is intended to become a Macao landmark of international renown, providing a year-round themed attraction for tourists and residents.

- An expansion of entertainment and sporting events and offerings to grow international tourism, supported in part by a meaningful reinvestment and upgrade of the Cotai Arena. We will also develop several new restaurants and introduce innovative international culinary concepts to support Macao's position as a city of gastronomy. We will also launch a luxury yacht experience featuring on-board dining and entertainment including celebrity appearances, as well as water sports.

Singapore

In April 2019, MBS entered into the Second Development Agreement with the STB pursuant to which MBS has agreed to construct a development, which will include a hotel tower with approximately 1,000 rooms and suites, a rooftop attraction, convention and meeting facilities and a state-of-the-art live entertainment arena with approximately 15,000 seats. The Second Development Agreement provides for a total project cost of approximately SGD 4.5 billion (approximately $3.3 billion at exchange rates in effect on December 31, 2022), which investment must be completed within eight years from the effective date of the agreement. The amount of the total project cost will be finalized as we complete design and development and begin construction. We amended our 2012 Singapore Credit Facility to provide for the financing of the development and construction costs, fees and other expenses related to the MBS Expansion Project pursuant to the Second Development Agreement. On September 7, 2021, we amended the 2012 Singapore Credit Facility, which, among other things, extended the deadline for delivering the construction cost estimate and the construction schedule for the MBS Expansion Project to March 31, 2022. On March 29, 2022, we entered into a letter agreement with the STB to extend the construction commencement date for the MBS Expansion Project from April 8, 2022 to April 8, 2023. We are in the process of reviewing the budget and timing of the MBS expansion based on the impact of the COVID-19 Pandemic and other factors. As a result, the construction cost estimate and construction schedule were not delivered to the lenders by the extended deadline, and we will not be permitted to make further draws on the Singapore Delayed Draw Term Facility until these items are delivered. We do not anticipate material spend related to the MBS Expansion Project prior to the delivery of these items to lenders.

We also began the approximately $1.0 billion renovation of Marina Bay Sands, which introduces world-class suites in Tower 1 and Tower 2, and substantially upgrades the overall guest experience for premium customers. This project is in addition to our MBS Expansion Project.

Other

We continue to evaluate additional development projects in each of our markets and pursue new development opportunities globally.

Regulation and Licensing

Macao Concession

On December 16, 2022, the Macao government granted VML, SCL's wholly owned subsidiary, one of six concessions to operate casinos in Macao. VML entered into a concession agreement with the Macao government for the duration of ten years, beginning January 1, 2023 (the "Concession"). With the expiry of VML's subconcession on December 31, 2022, all of our casinos, gaming areas and respective supporting areas located in Sands Macao, The Venetian Macao, The Plaza Macao and Four Seasons Macao, The Londoner Macao and The Parisian Macao, with a total approximate area of approximately 136,000 square meters (representing approximately 4.7% of the total property area of these entities), reverted to and are now owned by the Macao government. Effective January 1, 2023, all these casinos and gaming areas, as well as respective supporting areas, were temporarily transferred to VML for the duration of the Concession in return for annual payments of 750 patacas per square meter for the first three years and 2,500 patacas per square meter for the following seven years (approximately $93 and $311, respectively, at exchange rates in effect on December 31, 2022). These annual payments will be adjusted annually based on the Macao average price index for the preceding year. Under the Concession, we are obligated to operate casino games of chance in Macao. The Concession allows us to operate the casino and gaming areas located in the following properties: Sands Macao, The Venetian Macao, The Plaza Macao and the Four Seasons Macao, The Londoner Macao and The Parisian Macao. We are required to invest, or cause to be invested, at least 30.24 billion patacas (approximately $3.77 billion at exchange rates in effect on December 31, 2022), including 27.80 billion patacas (approximately $3.46 billion at exchange rates in effect on December 31, 2022) on non-gaming projects. As part of the investment, we are obligated to develop certain gaming and non-gaming investment projects by December 2032 and dedicate resources to, among others, the attraction of international visitors, conventions and exhibitions, entertainment shows, sporting events, culture and art, health and wellness, and themed attractions, as well as support Macao's position as a city of gastronomy and increase community and maritime tourism. We will be required to increase our investment in non-gaming projects by up to 20% in the following year if Macao's annual market gross gaming revenue achieves or exceeds 180 billion patacas (approximately $22.42 billion at exchange rates in effect on December 31, 2022). The 20% increase is subject to a deduction of 4% per year if the revenue trigger occurs on or after the sixth year of the term of the Concession (2028).

We are subject to licensing and control under applicable Macao law and are required to be licensed by the Macao gaming authorities to operate a casino. We must pay periodic and regular fees and taxes, and our gaming license is not transferable. We must periodically submit detailed financial and operating reports to the Macao gaming authorities and furnish any other information the Macao gaming authorities may require. No person may acquire any rights over the shares or assets of VML without first obtaining the approval of the Macao gaming authorities. Similarly, no person may operate the casino premises for which the use has been temporarily transferred to us, either through a management agreement or any other contract or through step in rights without first obtaining the approval of, and receiving a license from, the Macao gaming authorities. The transfer or creation of encumbrances over ownership of shares representing the share capital of VML or other rights relating to such shares, and any act involving the granting of voting rights or other stockholders' rights to persons other than the original owners, would require the approval of the Macao government and the subsequent report of such acts and transactions to the Macao gaming authorities.

Our Concession and the applicable Macao laws require, among other things: (i) approval of the Macao government for transfers of shares in VML, or of any rights over or inherent to such shares, including the grant of voting rights or other stockholder's rights to persons other than the original owners, as well as for the creation of any charge, lien or encumbrance on such shares; (ii) approval of the Macao government for transfers of shares, or of any rights over such shares, in any of our direct or indirect stockholders, provided that such shares or rights are directly or indirectly equivalent to an amount that is equal to or higher than 5% of VML's share capital; (iii) that the Macao government be given notice of the creation of any encumbrance or the grant of voting rights or other stockholder's rights to persons other than the original owners on shares in any of the direct or indirect stockholders in VML, provided that such shares or rights are equivalent to an amount that is equal to or higher than 5% of VML's share capital; (iv) that the Macao government be given notice of listing on a stock exchange by any indirect stockholders holding shares equal to or higher than 5% of VML's share capital; and (v) that the Macao government be given prior notice of any relevant financial decision exceeding 10% of the share capital of VML five days before that decision is taken. The requirements in provisions (ii) and (iii) above will not apply, however, to securities listed as tradable on a stock exchange. VML and any of its subsidiaries where VML is a dominant shareholder cannot be listed in any stock exchange.

The Macao gaming authorities may investigate any individual who has a material relationship to, or material involvement with, us to determine whether our suitability and/or financial capacity is affected by this individual. LVSC and SCL shareholders with 5% or more of the share capital, directors and key employees must apply for and undergo a finding of suitability process and maintain due qualification during the Concession term, and accept the persistent and long-term inspection and supervision exercised by the Macao government. VML is required to notify the Macao government immediately should VML become aware of any fact that may be material to the appropriate qualification of any shareholder who owns 5% or more of the share capital, or any officer, director or key employee. Changes in licensed positions must be reported to the Macao gaming authorities, and in addition to their authority to deny an application for a finding of suitability or licensure, the Macao gaming authorities have jurisdiction to disapprove a change in corporate position. If the Macao gaming authorities were to find one of our officers, directors or key employees unsuitable for licensing, we would have to sever all relationships with that person. In addition, the Macao gaming authorities may require us to terminate the employment of any person who refuses to file appropriate applications.

Any person who fails or refuses to apply for a finding of suitability after being ordered to do so by the Macao gaming authorities may be found unsuitable. Any stockholder found unsuitable who holds, directly or indirectly, any beneficial ownership of the common stock of a company incorporated in Macao and registered with the Macao Companies and Moveable Assets Registrar (a "Macao registered corporation") beyond the period of time prescribed by the Macao gaming authorities may lose their rights to the shares. We will be subject to disciplinary action if, after we receive notice that a person is unsuitable to be a stockholder or to have any other relationship with us, we:

- pay that person any dividend or interest upon its shares;
- allow that person to exercise, directly or indirectly, any voting right conferred through shares held by that person;
- pay remuneration in any form to that person for services rendered or otherwise; or
- fail to pursue all lawful efforts to require that unsuitable person to relinquish its shares.

The Macao gaming authorities also have the authority to approve all persons owning or controlling the stock of any corporation holding a gaming license.

In addition, the Macao gaming authorities require prior approval for any loan or similar financing transaction above 100 million patacas (approximately $12 million at exchange rates in effect on December 31, 2022) where VML is a borrower or a lender, or where it involves the creation of liens and encumbrances over VML's assets and restrictions on stock.

Macao gaming authorities also require to be given prior notice of any relevant financial decision five days before that decision is taken, including but not limited to internal movement of funds exceeding 50% of the share capital of VML, and any other decision exceeding 10% of the share capital of VML, namely labor-related decisions such as payment of salaries and employment benefits.

The Macao gaming authorities must give their prior approval to changes in control of VML through a merger, consolidation, stock or asset acquisition, management or consulting agreement or any act or conduct by any person whereby he or she obtains control. Entities seeking to acquire control of a Macao registered corporation must satisfy the Macao gaming authorities concerning a variety of stringent standards prior to assuming control. The Macao gaming authorities may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated and licensed as part of the approval process of the transaction.

The Macao gaming authorities may consider some management opposition to corporate acquisitions, repurchases of voting securities and corporate defense tactics affecting Macao gaming licensees, and the Macao registered corporations affiliated with such operations, to be injurious to stable and productive corporate gaming.

The Concession requires the Macao gaming authorities' prior approval of any recapitalization plan proposed by VML's Board of Directors. The Chief Executive of Macao could also require VML to increase its share capital if he deemed it necessary.

The Concession also allows the Macao government to request various changes in the plans and specifications of our Macao properties and to make various other decisions and determinations that may be binding on us. For example, the Macao government has the right to require that we contribute additional capital to our Macao subsidiaries or that we provide certain deposits or other guarantees of performance in any amount determined by the Macao government to be necessary. VML is limited in its ability to raise additional capital by the need to first obtain the approval of the Macao gaming and governmental authorities before raising certain debt or equity.

The Concession requires VML to submit to the Macao government an annual execution proposal of the specific projects mentioned in the Concession's Investment Plan up to three months before the start of each calendar year, detailing each project it intends to execute, the proposed amount and the execution schedule for the relevant year. The annual execution proposal for the year 2023 should be submitted by March 31, 2023. Within two months after submission of each annual execution proposal, the Macao government will decide on their approval, and may request adjustments to specific projects, to the investment amount and to the execution schedule. If any of our annual execution proposals or parts thereof are not approved, VML is obliged to propose allocating the relevant funds to other projects related with its activity, which are also subject to approval of the Macao government. Within three months after the end of each calendar year, VML is required to submit a report on the execution of the previous year's execution proposal. In addition, VML is subject to the supervision of the Macao government as regards the execution of development projects included in the Concession's Investment Plan, and VML must submit regular progress reports every two months, and may be requested to submit exceptional detailed reports whenever the normal progress of any development project is compromised.

If our Concession is terminated in the event of a default, the casinos and gaming-related equipment would be automatically transferred back to the Macao government without compensation to us and we would cease to generate any revenues from these operations. In many of these instances, the Concession does not provide a specific cure period within which any such events may be cured and, instead, we would rely on consultations and negotiations with the Macao government to give us an opportunity to remedy any such default.

Our Concession allows us to operate games of chance in casinos and gaming areas, but excludes the following gaming activities: mutual bets, lotteries, raffles, interactive gaming and games of chance or other gaming, betting or gambling activities on ships or planes. Our Concession is exclusively governed by Macao law. We are subject to the exclusive jurisdiction of the courts of Macao in case of any dispute or conflict relating to our Concession.

Our Concession expires on December 31, 2032. If our Concession is not extended or renewed, VML may be prohibited from conducting gaming operations in Macao, and we could cease to generate revenues from our gaming operations when our Concession expires on December 31, 2032. In addition, all casino premises and gaming-related equipment, which use was temporarily transferred by the Macao government to VML, will be transferred back to the Macao government upon the expiry of our Concession, together with any gaming-related equipment we acquire during our Concession, without any compensation to us.

Under our Concession, we are obligated to pay to the Macao government an annual gaming premium with a fixed portion and a variable portion based on the number and type of gaming tables employed and gaming machines operated by us. The fixed portion of the premium is equal to 30 million patacas (approximately $4 million at exchange rates in effect on December 31, 2022). The variable portion is equal to 300,000 patacas per gaming table reserved exclusively for certain kinds of games or players, 150,000 patacas per gaming table not so reserved and 1,000 patacas per electrical or mechanical gaming machine, including slot machines (approximately $37,360, $18,680 and $125, respectively, at exchange rates in effect on December 31, 2022), subject to a minimum of 76 million patacas (approximately $9 million at exchange rates in effect on December 31, 2022). We also have to pay a special gaming tax of 35% of gross gaming revenues and applicable withholding taxes. We are also obligated to pay a special annual gaming premium if the average of the gross gaming revenues of our gaming tables and our electrical or mechanical gaming machines, including slot machines, is lower than a certain minimum amount determined by the Macao government; such special premium being the difference between the special gaming tax based on the actual gross gaming revenues and that of the specified minimum amount. The minimum amount has been set by the Macao government at 7 million patacas per gaming table and 300,000 patacas per gaming machine (approximately $1 million and $37,360, respectively, at exchange rates in effect on December 31, 2022). Based on the maximum number of gaming tables and gaming machines we are currently authorized to operate, if the monthly special gaming taxes paid during the year aggregates to less than 4.50 billion patacas (approximately $561 million at exchange rates in effect on December 31, 2022), we would be required to pay the difference as the special annual gaming premium. During the year ended December 31, 2019, prior to the COVID-19 Pandemic, we paid a total of $3.04 billion in special gaming taxes and, therefore, would not have had to pay a special gaming premium under the Concession requirements. We must also contribute 5% of our gross gaming revenue to utilities designated by the Macao government, a portion of which must be used for the promotion of tourism in Macao. This 5% contribution may be reduced or exempted by the Chief Executive of Macao when the concessionaire has successfully expanded to foreign tourist source markets.

Currently, the gaming tax in Macao is calculated as a percentage of gross gaming revenue; however, gross gaming revenue does not include deductions for credit losses. As a result, if we extend credit to our customers in Macao and are unable to collect on the related receivables from them, we have to pay taxes on our winnings from these customers even though we were unable to collect on the related receivables. If the laws are not changed, our business in Macao may not be able to realize the full benefits of extending credit to our customers.

In August 2018, we received an additional exemption from Macao's corporate income tax on profits generated by the operation of casino games of chance for the period of January 1, 2019 through June 26, 2022, and in September 2022, this exemption was extended to December 31, 2022, the date our subconcession agreement expired. On December 30, 2022, we requested this exemption to be granted for the term of our new Concession. Additionally, we entered into an agreement with the Macao government in April 2019, effective through June 26, 2022, providing for payments as a substitution for a 12% tax otherwise due from VML shareholders on dividend distributions paid from VML gaming profits, namely a payment of 38 million patacas (approximately $5 million at exchange rates in effect on December 31, 2022) for each of the years 2021 and 2020, each payment made on or before January 31 of the following year, and a payment of 18 million patacas (approximately $2 million at exchange rates in effect on December 31, 2022) for the period between January 1, 2022 through June 26, 2022, paid on or before July 26, 2022. Management is evaluating the timing of when to apply for a new Shareholder Dividend Tax Agreement. There is no assurance either of these tax arrangements will be granted.

Development Agreement with Singapore Tourism Board

On August 23, 2006, MBS entered into a development agreement, as amended by a supplementary agreement on December 11, 2009 (the "Development Agreement"), with the STB to design, develop, construct and operate the Marina Bay Sands. The Development Agreement includes a concession for MBS to own and operate a casino within the Integrated Resort. In addition to the casino, the Integrated Resort includes, among other amenities, a hotel, a retail complex, a convention center and meeting room complex, a theater, restaurants and an art/science museum. MBS is one of two companies awarded a concession to operate a casino in Singapore. Under the request for proposals to develop an integrated resort at Marina Bay, Singapore, during an initial ten-year exclusive period (the "Exclusivity Period") only two licensees were granted the right to operate a casino in Singapore, which expired on February 28, 2017. This Exclusivity Period was subsequently extended to December 31, 2030, when the Second Development Agreement (see below) was entered into. In connection with entering into the Development Agreement, MBS entered into a 60-year lease with the STB for the parcels underlying the project site and entered into an agreement with the Land Transport Authority of Singapore for the provision of necessary infrastructure for rapid transit systems and road works within and/or outside the project site. During the Exclusivity Period, the Company, which is currently the 100% indirect shareholder of MBS, was required to be the single largest entity with direct or indirect controlling interest of at least 20% in MBS, unless otherwise approved by the GRA.

The term of the casino concession provided under the Development Agreement is for 30 years commencing from the date the Development Agreement was entered into, or August 23, 2006. In order to renew the casino concession, MBS must give notice to the STB and other relevant authorities in Singapore at least five years before its expiration in August 2036. The Singapore government may terminate the casino concession prior to its expiration in order to serve the best interests of the public, in which event fair compensation will be paid to MBS.

In April 2019, MBS and the STB entered into the Second Development Agreement pursuant to which MBS has agreed to construct a second large-scale development, the MBS Expansion Project, located adjacent to Marina Bay Sands, comprising of additional MICE facilities, a hotel tower with up to 1,000 rooms and suites, a rooftop attraction, convention and meeting facilities and a state-of-the-art live entertainment arena with approximately 15,000 seats. The Second Development Agreement provides for a total project cost of approximately SGD 4.5 billion (approximately $3.3 billion at exchange rates in effect on December 31, 2022). The amount of the total project cost will be finalized as we complete design and development and begin construction. In connection with the Second Development Agreement, MBS entered into a lease with the STB for the parcels of land underlying the project (the "Land"). In April 2019 and in connection with the lease, MBS provided various governmental agencies in Singapore the required premiums, deposits, stamp duty, goods and services tax and other fees in an aggregate amount of approximately SGD 1.54 billion (approximately $1.14 billion at exchange rates in effect at the time of the transaction). We amended our 2012 Singapore Credit Facility to provide for the financing of the development and construction costs, fees and other expenses related to the MBS Expansion Project pursuant to the Development Agreement. On September 7, 2021, MBS entered into an amendment letter to the 2012 Singapore Credit Facility, which among other things, extended the deadline for delivering the construction costs estimate and the construction schedule for the MBS Expansion Project to March 31, 2022. We are in the process of reviewing the budget and timing of the MBS expansion based on the impact of the COVID-19 Pandemic and other factors.

The Development Agreement contains, among other things, restrictions limiting the use of the leased land to the development and operation of the project, requirements that MBS obtain prior approval from the STB in order to subdivide the hotel and retail components of the project, prohibitions on any such subdivision during the Exclusivity Period and limitations on MBS' ability to assign the lease or sub-lease any portion of the land during the Exclusivity Period. In addition, the Development Agreement contains events of default, including, among other things, the failure of MBS to perform its obligations under the Development Agreement and events of bankruptcy or dissolution.

Employees whose job duties relate to the operations of the casino are required to be licensed by the relevant authorities in Singapore. MBS also must comply with comprehensive internal control standards or regulations concerning advertising; branch office operations; the location, floor plans and layout of the casino; casino operations including casino-related financial transactions and patron disputes, issuance of credit and collection of debt, relationships with and permitted payments to gaming promoters; security and surveillance; casino access by Singaporeans and non-Singaporeans; compliance functions and the prevention of money laundering; periodic standard and other reports to the GRA; and those relating to social controls including the exclusion of certain persons from the casino.

There is a goods and services tax of 7% imposed on gross gaming revenue, which, effective January 1, 2023, increased to 8%, and a casino tax imposed on the gross gaming revenue from the casino after reduction for the amount of goods and services tax. With effect from March 1, 2022, the casino tax rates of 5% for premium players and 15% for mass players were increased to 8% and 18% on gross gaming revenue up to SGD 2.4 billion and SGD 3.1 billion (approximately $1.8 billion and $2.3 billion at exchange rates in effect on December 31, 2022), respectively. On gross gaming revenue above the stated thresholds, the new casino tax rates are 12% for premium players and 22% for mass players. The bad debts written off from the extension of credit granted to gaming patrons is not deductible against gross gaming revenue when calculating the casino tax, but is deductible for the purposes of calculating the goods and services tax (subject to the prevailing law). MBS is permitted to extend casino credit to persons who are not Singapore citizens or permanent residents, but is not permitted to extend casino credit to Singapore citizens or permanent residents except to premium players.

The key constraint imposed on the casino under the Development Agreement is the total size of the gaming area, which must not be more than 15,000 square meters (approximately 161,000 square feet). The following are not counted towards the gaming area: back of house facilities, reception, restrooms, food and beverage areas, retail shops, stairs, escalators and lift lobbies leading to the gaming area, aesthetic and decorative displays, performance areas and major aisles. The casino located within Marina Bay Sands may not have more than 2,500 gaming machines, but there is no limit on the number of tables for casino games permitted in the casino.

Under the Casino Control Act, as amended (the "Singapore Act"), a casino operator may be subject to a financial penalty, for each ground of disciplinary action which amounts to a serious breach, of a sum not exceeding 10% of the annual gross gaming revenue (as defined in the Singapore Act) of the casino operator for the financial year immediately preceding the date the financial penalty is imposed.

The Singapore Act also requires future applicants and/or renewals for a casino license to be a suitable person to develop, maintain and promote the Integrated Resort as a compelling tourist destination that meets prevailing market demand and industry standards and contributes to the tourism industry in Singapore. The Singapore government has established an evaluation panel that will assess applicants and report to the GRA on this aspect of the casino licensing requirements. Our casino license, which has a three-year term, is set to expire in April 2025.

The Second Development Agreement contains provisions relating to the construction of the MBS Expansion Project and associated deadlines for completion, levels of insurance and limitations on MBS' ability to assign the lease or sub-let any portion of the Land. In addition, the Second Development Agreement contains events of default, including, among other things, the failure of MBS to perform its obligations under the Second Development Agreement. The Second Development Agreement also contains, among other things, restrictions limiting the use of the Land to the development and operation of the MBS Expansion Project and requirements that MBS obtain the prior approval of the STB in order to subdivide the Land or any building thereon, which approval, if given, will be subject to such terms and conditions as may be determined by the STB.

The Second Development Agreement makes provision for certain benefits and entitlements conferred on MBS on specified terms and conditions. Among these, upon the achievement of certain milestones, MBS will be entitled to make available an additional 1,000 gaming machines over and above its existing 2,500 gaming machines. On October 7, 2019, MBS was granted entitlement to make available 500 of these additional 1,000 gaming machines. In addition, under the Second Development Agreement, MBS is granted approval for the change of use of the area comprising the whole of the 55th floor of MBS' hotel tower 1, or such other areas as may be agreed within hotel tower 1, to be developed and used as part of MBS' casino; and MBS is granted an option to purchase an additional 2,000 square meters of casino gaming area at a price to be determined by the relevant Singapore government authority upon written request by MBS to exercise the option. In addition, the Second Development Agreement contemplates that for a period of not less than 10 years commencing no sooner than March 1, 2022, the rate of casino tax applicable to MBS will not exceed specified tiered rates; there shall not be more than two casino licenses in force under the Casino Control Act at any time prior to January 1, 2031; and for a period of five years from the date of the Second Development Agreement, the entry levy payable by a Singapore citizen or permanent resident for entry into the casino will not exceed SGD 150 for a 24-hour period and SGD 3,000 for a 12-month period. The Second Development Agreement also provides for MBS to be entitled to compensation by STB for any losses or damages suffered under certain conditions and events related to the above-described benefits and entitlements. The Second Development Agreement further provides MBS must maintain compliance with the material terms of the Second Development Agreement to obtain the above-described benefits and entitlements.

State of Nevada

On February 23, 2022, LVSC completed the sale of its Las Vegas real property and operations, including The Venetian Resort Las Vegas and the Sands Expo and Convention Center (the "Las Vegas Operations"), to VICI Properties L.P. ("PropCo"), a subsidiary of VICI Properties Inc. and Pioneer OpCo, LLC ("OpCo"), an affiliate of certain funds managed by affiliates of Apollo Global Management, Inc., for an aggregate purchase price of approximately $6.25 billion (the "Las Vegas Sale") pursuant to the terms of (a) a Real Estate Purchase and Sale Agreement, dated as of March 2, 2021, by and between the Company and PropCo and (b) a Purchase and Sale Agreement, dated as of March 2, 2021, by and among the Company, PropCo and OpCo. Regulatory approvals related to the Las Vegas Sale were obtained by the Nevada Gaming Authorities (as later defined) on February 2, 2022 and February 17, 2022. LVSC ceased gaming operations in Nevada upon the close of the Las Vegas Sale and the Nevada Board (as later defined) acknowledged the closure of gaming operations on February 22, 2022. In connection with the closure, the Nevada Gaming Authorities are in the process of conducting the final closing audit of the books and records related to the Las Vegas Operations in the ordinary course. The Nevada Board retains physical possession of the gaming license until the final audit has been completed. Given the status of the Las Vegas Operations, the following is only a high-level overview of Nevada gaming regulatory requirements.

The ownership and operation of casino gaming facilities in the State of Nevada are subject to the Nevada Gaming Control Act and the regulations promulgated thereunder (collectively, the "Nevada Act") and various local regulations. Gaming operations in Clark County are also subject to the licensing and regulatory control of the Nevada Gaming Commission (the "Nevada Commission"), the Nevada Gaming Control Board (the "Nevada Board") and the Clark County Liquor and Gaming Licensing Board (the "CCLGLB" and together with the Nevada Commission and the Nevada Board, the "Nevada Gaming Authorities").

The laws, regulations and supervisory procedures of the Nevada Gaming Authorities are based upon declarations of public policy that are concerned with, among other things:

- the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity;
- the establishment and maintenance of responsible accounting practices and procedures;
- the maintenance of effective controls over the financial practices of licensees, including establishing minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues, providing reliable record-keeping and requiring the filing of periodic reports with the Nevada Gaming Authorities;
- the prevention of cheating and fraudulent practices; and
- the establishment of a source of state and local revenues through taxation and licensing fees.

Las Vegas Sands, LLC ("LVSLLC") was licensed by the Nevada Gaming Authorities to operate the resort hotel. and was also registered as an intermediary company of Venetian Casino Resort, LLC ("VCR"). VCR was licensed as a manufacturer and distributor of gaming devices and as a key employee of LVSLLC. LVSC was registered with the Nevada Commission as a publicly traded corporation.

Doing Business in Macao, Hong Kong and Mainland China

We are a parent company with limited business operations of our own, and our main asset is the capital stock of our subsidiaries. A significant portion of our business operations are based in Macao and held by various Macao-incorporated indirect subsidiaries of SCL, our majority-owned subsidiary incorporated in Cayman Islands and listed in Hong Kong (collectively referred to as the "Macao Operations"). We also have subsidiaries incorporated in mainland China and Hong Kong that provide back-office support, such as information technology, accounting, hotel management and marketing services, which complement and support SCL's main back-office functions in Macao.

We face various legal and operational risks and uncertainties relating to having a majority of our operations based in Macao and held by various Macao-incorporated indirect subsidiaries of SCL. Substantially all of SCL's assets are located in Macao and substantially all of SCL's revenue is derived from Macao. Accordingly, our results of operations, financial position and prospects are subject to a significant degree to the economic, political and legal situation in Macao. From December 20, 1999, Macao became a Special Administrative Region of China when China resumed the exercise of sovereignty over Macao. The Basic Law of Macao provides that Macao will be governed under the principle of "one country, two systems" with its own separate government and legislature and that Macao will have a high degree of legislative, judicial and economic autonomy.

We also face risks and uncertainties associated with evolving Chinese laws and regulations, such as those associated with the extent to which the level of Chinese government involvement, control of capital inflows and outflows, control of foreign exchange and allocation of resources currently applicable within mainland China may become applicable to us and other risks and uncertainties as to whether and how recent Chinese government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly which, where applicable to us, could result in a material change in our operations and/or the value of our securities or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, cause the value of such securities to significantly decline or be worthless and affect our ability to list securities on a U.S. or other foreign exchange. If, in the future, there were to be a significant change in the manner in which the Chinese government exercises direct or indirect oversight, discretion or control over businesses operated in Macao, mainland China and Hong Kong, including the current interpretation and application of existing Chinese laws and regulations on how the Chinese government exercises direct or indirect oversight, discretion or control over businesses operated in Macao, mainland China and Hong Kong, it could potentially result in our Macao Operations being materially adversely affected and it could potentially adversely affect our results of operations, financial position and cash flows.

As advised by our PRC legal advisers, Haiwen & Partners, our Macao Operations are currently not required to obtain any permission or approval from the China Securities Regulatory Commission ("CSRC"), Cyberspace Administration of China ("CAC") or any other mainland Chinese governmental authority to operate its business or to issue securities to foreign investors, other than those related to its two subsidiaries incorporated in mainland China that only provide back office support. We have received all requisite permissions and approvals for the back-office supporting functions located in mainland China, primarily being the standard business licenses issued by the relevant authorities in mainland China, and we have never been denied such permissions and approvals. If we do not receive or maintain such permissions or approvals in relation to such back-office support functions, we do not expect there will be any material adverse impact on our business, financial condition and results of operations. In the event that we have inadvertently concluded that such permissions or approvals are not required for our Macao Operations or if, in the future, applicable laws, regulations or interpretations were to change and require us to obtain such permissions or approvals, the failure to obtain such permissions or approvals could potentially result in penalties and other regulatory actions against us and may materially and adversely affect our business and results of operations.

In addition, on December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the Holding Foreign Companies Accountable Act (the "HFCA Act"), pursuant to which the SEC will identify a "Commission-Identified Issuer" if an issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the Public Company Accounting Oversight Board

("PCAOB") has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. If, in the future, we were to be identified as a Commission-Identified Issuer and have a "non-inspection" year, there is no assurance that we will be able to take remedial measures in a timely manner. On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was signed into law, which reduced the number of consecutive non-inspection years required for triggering the listing and trading prohibitions under the HFCA Act from three years to two years. On December 15, 2022, the PCAOB reported that it was able, in 2022, to inspect and investigate completely audit firms headquartered in mainland China and Hong Kong and that, as a result, the PCAOB voted to vacate previous determinations to the contrary. However, uncertainties remain whether the PCAOB can continue to make a determination in the future that it is able to inspect and investigate completely PCAOB-registered audit firms based in mainland China and Hong Kong.

See "Item 1A. — Risk Factors — Risks Related to Doing Business in China" for more detailed information.

Transfers of Cash to and from Our Non-U.S. Subsidiaries

We are primarily dependent upon our properties in Macao and Singapore. We are a parent company with limited business operations of our own, our main asset is the capital stock of our subsidiaries. We conduct most of our business operations through our direct and indirect subsidiaries. Accordingly, our primary sources of cash are royalties, dividends and distributions derived from the earnings and cash flow generated by our operating properties. Our subsidiaries' payments to us will be contingent upon their earnings and upon other business considerations, which may be impacted by various factors.

In addition, our Macao and Singapore credit facility agreements, under certain circumstances, may limit or prohibit certain payments of dividends or other distributions to us. We expect future debt instruments issued by our subsidiaries for the financing of future developments may contain similar restrictions.

Subject to applicable law, any future dividend payments will be made at the discretion of our Board of Directors, taking into account various factors such as our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors. There can be no assurance that dividends will be paid in any particular amount, if at all, for any given period. In addition, our ability to pay dividends is reliant to some extent on the dividends received by SCL. In April 2020, we suspended our quarterly dividend program due to the impact of the COVID-19 Pandemic. We will assess the resumption of the dividend program at a time deemed appropriate after taking into account all facts and circumstances.

The ability of subsidiaries to make distributions to us depends on the earnings and cash flow generated from gaming operations and various other factors, including dividend requirements to third-party public stockholders in the case of funds being repatriated from SCL, compliance with certain local statutes, the laws and regulations currently and in the future applicable to our subsidiaries and restrictions in connection with their contractual arrangements. For example, our revenues in Macao are denominated in patacas, the legal currency of Macao, and in Hong Kong dollars. The Macao pataca is pegged to the Hong Kong dollar and, in many cases, is used interchangeably with the Hong Kong dollar in Macao. The Hong Kong dollar is pegged to the U.S. dollar. While currently there are no foreign exchange or capital control restrictions applicable to intercompany transactions between us and our Macao, Hong Kong and mainland China subsidiaries, we cannot assure you that this will continue to be the case in the future and that our ability to convert large amounts of patacas into U.S. dollars over a relatively short period will not be limited. In addition, the mainland Chinese government also imposes controls on the convertibility of the renminbi into foreign currencies and, in certain cases, the remittance of currency out of China by our subsidiaries incorporated in mainland China. If, in the future, foreign exchange or capital control restrictions were to be imposed and become applicable to us, such restrictions could potentially reduce the amounts that we would be able to receive from our Macao, Hong Kong and mainland China subsidiaries. Our non-U.S. subsidiaries, including those located in Singapore, Macao, Hong Kong and mainland China, held unrestricted cash and cash equivalents of $2.57 billion and restricted cash of $125 million as of December 31, 2022, of which approximately $2.06 billion is available to be repatriated, either in the form of dividends or via intercompany loans or advances, to the U.S., subject to the abovementioned restrictions. We do not expect withholding taxes or other foreign income taxes to apply should these earnings be distributed in the form of dividends or otherwise.

Cash may be transferred between and among the Company and its subsidiaries through capital contributions, intercompany loans or advances, dividends, royalties and transfers of cash and other assets. The total net transfers to (from) the Company with SCL were $(978) million, $42 million and $739 million and with Marina Bay Sands were $74 million, $37 million and $21 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Net transfers from SCL to its subsidiaries were $497 million, $385 million and $469 million for the years ended December 31, 2022, 2021 and 2020, respectively. During the years ended December 31, 2022, 2021 and 2020, SCL made interest payments to the holders of the SCL Senior Notes in the amount of $310 million, $352 million and $294 million, respectively. There were no interim principal payments on the SCL Senior Notes.

ITEM 1A. — *RISK FACTORS*

You should carefully consider the risk factors set forth below as well as the other information contained in this Annual Report on Form 10-K in connection with evaluating the Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial condition, results of operations and cash flows. Certain statements in "Risk Factors" are forward-looking statements. See "Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations — Special Note Regarding Forward-Looking Statements."

Summary of Risk Factors

The following is a summary of the principal risks that could adversely affect our business, operations and financial results.

Risks Related to Our Business

- COVID-19 has materially adversely affected the number of visitors to our facilities and has disrupted our operations.

- Our business is particularly sensitive to reductions in discretionary consumer and corporate spending as a result of downturns in the economy.

- Natural or man-made disasters, an outbreak of highly infectious or contagious disease, political instability, civil unrest, terrorist activity or war could materially adversely affect the number of visitors to our facilities and disrupt our operations.

- Our business is sensitive to the willingness of our customers to travel.

- We are subject to extensive regulations that govern our operations in any jurisdiction where we operate.

- Certain local gaming laws apply to our gaming activities and associations in jurisdictions where we operate or plan to operate.

- We depend primarily on our properties in two markets for all of our cash flow, and because we are a parent company our primary source of cash is and will be distributions from our subsidiaries.

- Our debt instruments, current debt service obligations and substantial indebtedness may restrict our current and future operations.

- We are subject to fluctuations in foreign currency exchange rates.

- We extend credit to a portion of our customers and we may not be able to collect gaming receivables from our credit players.

- Win rates for our gaming operations depend on a variety of factors, some beyond our control, and the winnings of our gaming customers could exceed our casino winnings.

- We face the risk of fraud and cheating.

- Our operations face significant competition, which may increase in the future.

- Our attempts to expand our business into new markets and new ventures, including through acquisitions or strategic transactions, may not be successful.

- Our loan receivable is subject to certain risks, which could materially adversely affect our financial position, results of operations and cash flows.

Risks Associated with Our International Operations

- There are significant risks associated with our current and planned construction projects.

- Our Macao Concession and Singapore license can be terminated under certain circumstances without compensation to us.

- The number of visitors to Macao, particularly visitors from mainland China, may decline or travel to Macao may be disrupted.

- The Macao and Singapore governments could grant additional rights to conduct gaming in the future and increase competition we face.

- Conducting business in Macao and Singapore has certain political and economic risks.

- Our tax arrangements with the Macao government may not be available on terms favorable to us or at all.

- We are subject to limitations on the transfers of cash to and from our subsidiaries, limitations of the pataca exchange markets and restrictions on the export of the renminbi.

- VML may have financial and other obligations to foreign workers managed by its contractors under government labor quotas.

Risks Related to Doing Business in China

- Our business, financial condition and results of operations and/or the value of our securities or our ability to offer or continue to offer securities to investors may be materially and adversely affected to the extent the laws and regulations of mainland China become applicable to our operations in Macao and Hong Kong or economic, political and legal developments in Macao adversely affect our Macao operations.

- Our securities may be prohibited from being traded in the U.S. securities market and our investors may be deprived of the benefits of such inspections or investigations if the PCAOB were not able to conduct full inspections or investigations of our auditor.

Risks Related to Stock Ownership and Stockholder Matters

- The interests of our principal stockholders in our business may be different from yours.

- Conflicts of interest may arise because certain of our directors and officers are also directors of SCL.

Human Capital Related Risk Factors

- We depend on the continued services of key officers.

- We compete for limited management and labor resources in Macao and Singapore, and policies of those governments may also affect our ability to employ imported managers or labor.

- Labor actions and other labor problems could negatively impact our operations.

General Risk Factors

- We may fail to establish and protect our IP rights and could be subject to claims of IP infringement.

- The licensing of our trademarks to third parties could result in reputational harm for us.

- Our insurance coverage may not be adequate to cover all possible losses that our properties could suffer and our insurance costs may increase in the future.

- We are subject to changes in tax laws and regulations.

- Failure to maintain the integrity of our information and information systems or comply with applicable privacy and cybersecurity requirements and regulations could harm our reputation and adversely affect our business.

- Because we own real property, we are subject to extensive environmental regulation.

- We are subject to risks from litigation, investigations, enforcement actions and other disputes.

- We could be negatively impacted by environmental, social and governance and sustainability matters.

Risks Related to Our Business

COVID-19 has materially adversely affected the number of visitors to our facilities and has disrupted our operations.

COVID-19 has materially adversely affected the number of visitors to our facilities and disrupted our operations, and we expect that our business and operations will continue to be adversely impacted. While our properties are fully open as of the filing of this Annual Report on Form 10-K, the pace of recovery from the COVID-19 Pandemic has varied, and accordingly COVID-19 continues to have a significant impact on our operations and on our projects under development, including the MBS Expansion Project. The extent to which the adverse impact on our business will be mitigated depends on future developments, which are highly uncertain and cannot be predicted with confidence. Such developments include the following:

- the extent of any resurgence or variants of COVID-19 or any other infectious diseases in areas where we operate or where our customers are located;

- the manner in which our customers, suppliers and other third parties respond to COVID-19, including the perception of safety and health measures we implement;

- new information that may emerge concerning the severity of COVID-19, and the actions to contain or treat it, especially in areas where we operate;

- general, local or national economic conditions;

- local or national rules, regulations or policies which may restrict travel and operating hours or impose other operating restrictions;

- limitations or restrictions on domestic or international travel or reluctance to travel to our properties; and

- consumer confidence.

Accordingly, we cannot reasonably estimate the extent to which COVID-19 will further impact our business and financial condition, results of operations and cash flows.

Our business is particularly sensitive to reductions in discretionary consumer and corporate spending as a result of downturns in the economy.

Consumer demand for hotel/casino resorts, trade shows and conventions and for the type of luxury amenities we offer is particularly sensitive to downturns in the economy and the corresponding impact on discretionary spending. Changes in discretionary consumer spending or corporate spending on conventions and business travel could be driven by many factors, such as: perceived or actual general economic conditions; fear of exposure to a widespread health epidemic, such as the COVID-19 Pandemic; any weaknesses in the job or housing market; credit market disruptions; high energy, fuel and food costs; the increased cost of travel; the potential for bank failures; perceived or actual disposable consumer income and wealth; fears of recession and changes in consumer confidence in the economy; or fear of war, political instability, civil unrest or future acts of terrorism. These factors could reduce consumer and corporate demand for the luxury amenities and leisure and business activities we offer, thus imposing additional limits on pricing and harming our operations.

Natural or man-made disasters, an outbreak of highly infectious or contagious disease, political instability, civil unrest, terrorist activity or war could materially adversely affect the number of visitors to our facilities and disrupt our operations.

So-called "Acts of God," such as typhoons and rainstorms, particularly in Macao, and other natural disasters, man-made disasters, outbreaks of highly infectious or contagious diseases, political instability, civil unrest, terrorist activity or war may result, and in the case of the COVID-19 Pandemic, have resulted, in decreases in travel to and from, and economic activity in, areas in which we operate, and may adversely affect, and the COVID-19 Pandemic has adversely affected, the number of visitors to our properties. We also face potential risks associated with the physical effects of climate change, which may include more frequent or severe storms, typhoons, flooding, rising sea levels and shortages of water. To the extent climate change causes additional changes in weather patterns, our properties along the coast in Macao could be subject to an increase in the number and severity of typhoons and coastal and river flooding could cause damage to these properties, and all our properties could be subject to increased precipitation levels and heat stress. Any of these events may disrupt our ability to staff our business adequately, could generally disrupt our operations, and could have a material adverse effect on our business, financial condition, results of operations and cash flows. Although we have insurance coverage with respect to some of these events, we cannot assure you any such coverage will provide any coverage or be sufficient to indemnify us fully against all direct and indirect costs, including any loss of business that could result from substantial damage to, or partial or complete destruction of, any of our properties.

Our business is sensitive to the willingness of our customers to travel.

We are dependent on the willingness of our customers to travel. Only a portion of our business is and will be generated by local residents. Most of our customers travel to reach our Macao and Singapore properties. Infectious diseases may severely disrupt, and in the case of the COVID-19 Pandemic, have severely disrupted, domestic and international travel, which would result in a decrease in customer visits to Macao and Singapore, including our properties. Regional political events, acts of terrorism or civil unrest, including those resulting in travelers perceiving areas as unstable or an unwillingness of governments to grant visas, regional conflicts or an outbreak of hostilities or war could have a similar effect on domestic and international travel. Management cannot predict the extent to which disruptions from these types of events in air or other forms of travel would have on our business, financial condition, results of operations and cash flows.

We are subject to extensive regulations that govern our operations in any jurisdiction where we operate.

We are required to obtain and maintain licenses from various jurisdictions in order to operate certain aspects of our business, and we are subject to extensive background investigations and suitability standards in our gaming business. We also will become subject to regulation in any other jurisdiction where we choose to operate in the future. There can be no assurance we will be able to obtain new licenses or renew any of our existing licenses, or if such licenses are obtained, such licenses will not be conditioned, suspended or revoked; and the loss, denial or non-renewal of any of our licenses could have a material adverse effect on our business, financial condition, results of operations and cash flows. See "Item 1 — Business — Regulation and Licensing" for further description of regulations that govern our operations.

We are subject to anti-corruption laws and regulations, such as the Foreign Corrupt Practices Act (the "FCPA"), which generally prohibits U.S. companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or retaining business. Any violation of the FCPA could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We also deal with significant amounts of cash in our operations and are subject to various reporting and anti-money laundering regulations in Singapore and Macao, as well as regulations set forth by the gaming authorities in the areas in which we operate. Any such laws and regulations could change or could be interpreted differently in the future, or new laws and regulations could be enacted. Any violation of anti-money laundering laws or regulations, or any accusations of money laundering or regulatory investigations into possible money laundering activities, by any of our properties, employees or customers could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Certain local gaming laws apply to our gaming activities and associations in jurisdictions where we operate or plan to operate.

We are required to comply with certain reporting requirements concerning our current and proposed gaming activities and associations, including in Macao, Singapore and other jurisdictions. We also may be subject to disciplinary action by the Nevada Commission if we fail to comply with applicable Nevada gaming laws for such time until the Nevada Gaming Authorities have concluded the final closing audit of the books and records related to the Las Vegas Operations, as further described in "Item 1 — Business — Regulation and Licensing — State of Nevada."

The gaming authorities in other jurisdictions where we operate or plan to operate, including in Macao and Singapore, exercise similar powers for purposes of assessing suitability in relation to our activities in other gaming jurisdictions where we do business. Any gaming laws and regulations that apply to us could change or could be interpreted differently in the future, or new laws and regulations could be enacted, and we may incur significant costs to comply, or may be unable to comply, with any new or modified gaming laws and regulations.

We depend primarily on our properties in two markets for all of our cash flow, and because we are a parent company our primary source of cash is and will be distributions from our subsidiaries.

We are primarily dependent upon our Asia properties for all of our cash. Given our operations are conducted primarily at properties in Macao and Singapore and a large portion of our planned development is in Macao and Singapore, we are subject to greater risk than if we were more diversified.

Additionally, because we are a parent company with limited business operations of our own, our main asset is the capital stock of our subsidiaries. We conduct most of our business operations through our direct and indirect subsidiaries. Accordingly, our primary sources of cash are dividends and distributions with respect to our ownership interests in our subsidiaries derived from the earnings and cash flow generated by our operating properties. Our subsidiaries' payments to us will be contingent upon their earnings and upon other business considerations, which may be impacted by the factors described above. For example, due to the impact of the COVID-19 Pandemic, we suspended our quarterly dividend program beginning in April 2020, and SCL suspended its dividend payments after paying its interim dividend for 2019 on February 21, 2020.

In addition, our Macao and Singapore credit agreements, under certain circumstances, may limit or prohibit certain payments of dividends or other distributions to us. We expect future debt instruments for the financing of future developments may contain similar restrictions.

Our debt instruments, current debt service obligations and substantial indebtedness may restrict our current and future operations.

Our current debt service obligations contain, or any future debt service obligations and instruments may contain, a number of restrictive covenants that impose significant operating and financial restrictions on us, including restrictions on our ability to:

- incur additional debt, including providing guarantees or credit support;
- incur liens securing indebtedness or other obligations;
- dispose of certain assets;
- make certain acquisitions;
- pay dividends or make distributions and make other restricted payments, such as purchasing equity interests, repurchasing junior indebtedness or making investments in third parties;
- enter into sale and leaseback transactions;
- engage in any new businesses;
- issue preferred stock; and
- enter into transactions with our stockholders and our affiliates.

In addition, our Macao, Singapore and U.S. credit agreements contain various financial covenants. See "Item 8 — Financial Statements and Supplementary Data — Notes to Consolidated Financial Statements — Note 12 — Long-Term Debt" for further description of these covenants.

As of December 31, 2022, we had $15.98 billion of long-term debt outstanding, net of original issue discount and deferred offering costs (excluding those costs related to our revolving facilities). This indebtedness could have important consequences to us. For example, it could:

- make it more difficult for us to satisfy our debt service obligations;
- increase our vulnerability to general adverse economic and industry conditions;
- impair our ability to obtain additional financing in the future for working capital needs, capital expenditures, development projects, acquisitions or general corporate purposes;
- require us to dedicate a significant portion of our cash flow from operations to the payment of principal and interest on our debt, which would reduce the funds available for our operations and development projects;
- limit our flexibility in planning for, or reacting to, changes in the business and the industry in which we operate;
- place us at a competitive disadvantage compared to our competitors that have less debt; and
- subject us to higher interest expense in the event of increases in interest rates.

Subject to applicable laws, including gaming laws, and certain agreed upon exceptions, our Singapore debt is secured by liens on substantially all of the assets of our Singapore operations.

Our ability to timely refinance and replace our indebtedness in the future will depend upon general economic and credit market conditions, potential approval required by local government regulators, adequate liquidity in the global credit markets, the particular circumstances of the gaming industry, and prevalent regulations and our cash flow and operations, in each case as evaluated at the time of such potential refinancing or replacement. We have a principal amount of $2.03 billion, $1.90 billion, $3.34 billion, $3.51 billion and $700 million in long-term debt maturing during the years ending December 31, 2023, 2024, 2025, 2026 and 2027, respectively. If we are unable to refinance or generate sufficient cash flow from operations to repay our indebtedness on a timely basis, we might be forced to seek alternate forms of financing, dispose of certain assets or minimize capital expenditures and other investments, or not make dividend payments. There is no assurance any of these alternatives would be available to us, if at all, on satisfactory terms, on terms that would not be disadvantageous to us, or on terms that would not require us to breach the terms and conditions of our existing or future debt agreements.

We may attempt to arrange additional financing to fund the remainder of our planned, and any future, development projects. If we are required to raise additional capital in the future, our access to and cost of financing will depend on, among other things, global economic conditions, conditions in the global financing markets, the availability of sufficient amounts of financing, our prospects and our credit ratings. If our credit ratings were to be downgraded, or general market conditions were to ascribe higher risk to our rating levels, our industry, or us, our access to capital and the cost of any debt financing would be further negatively impacted. In addition, the terms of future debt agreements could require higher costs, include more restrictive covenants, or require incremental collateral, which may further restrict our business operations or be unavailable due to our covenant restrictions then in effect. There is no guarantee that debt financings will be available in the future to fund our obligations, or that they will be available on terms consistent with our expectations. Our current debt service obligations contain a number of restrictive covenants that impose significant operating and financial restrictions on us, and our Macao, Singapore and U.S. credit agreements contain various financial covenants. SCL and LVSC have each entered into a waiver and amendment request letter with its respective lenders to waive certain of each of its financial covenants through July 31, 2023 for SCL and December 31, 2022 for LVSC. On January 30, 2023, LVSC entered into Amendment No. 4 (the "Fourth Amendment") with lenders to the LVSC Revolving Credit Agreement. Pursuant to the Fourth Amendment, the existing LVSC Revolving Credit Agreement was amended to, among other things, determine consolidated adjusted EBITDA on a year-to-date annualized basis during the period commencing on the effective date and ending on and including December 31, 2023.

We are subject to fluctuations in foreign currency exchange rates.

We record transactions in the functional currencies of our reporting entities. Because our consolidated financial statements are presented in U.S. dollars, we translate revenues and expenses, as well as assets and liabilities, into U.S. dollars at exchange rates in effect during or at the end of each reporting period, which subjects us to foreign currency translation risks. The strengthening of the U.S. dollar against the functional currencies of our foreign operations could have an adverse effect on our U.S. dollar financial results.

We are a parent company whose primary source of cash is distributions from our subsidiaries. Fluctuations in the U.S. dollar/SGD exchange rate, the U.S. dollar/Macao pataca exchange rate and/or the U.S. dollar/Hong Kong Dollar ("HKD") exchange rate could have a material adverse effect on the amount of dividends and distributions from our Singapore and Macao operations.

We extend credit to a portion of our customers and we may not be able to collect gaming receivables from our credit players.

We conduct our gaming activities on a credit and cash basis. Any such credit we extend is unsecured. Table games players typically are extended more credit than slot players, and high-stakes players typically are extended more credit than players who tend to wager lesser amounts.

During the year ended December 31, 2022, approximately 9.8% and 15.8% of our table games drop at our Macao properties and Marina Bay Sands, respectively, was from credit-based wagering. We extend credit to those customers whose level of play and financial resources warrant, in the opinion of management, an extension of credit. These large receivables could have a significant impact on our results of operations if deemed uncollectible.

While gaming debts are evidenced by a credit instrument, including what is commonly referred to as a "marker," certain jurisdictions around the world, including jurisdictions our gaming customers may come from, may determine, or have determined, enforcement of gaming debts is against public policy. Although courts of some foreign nations will enforce gaming debts directly and the assets in the U.S. of foreign debtors may be reached to satisfy a judgment, judgments on gaming debts from courts in the U.S. and elsewhere are not binding in the courts of many foreign nations.

In particular, we expect our Macao operations will be able to enforce gaming debts only in a limited number of jurisdictions, including Macao. To the extent our Macao gaming customers are from other jurisdictions, our Macao operations may not have access to a forum in which it will be possible to collect all gaming receivables because, among other reasons, courts of many jurisdictions do not enforce gaming debts and our Macao operations may encounter forums that will refuse to enforce such debts. Moreover, under applicable law, our Macao operations remain obligated to pay taxes on uncollectible winnings from customers.

It is also possible our Singapore operations may not be able to collect gaming debts because, among other reasons, courts of certain jurisdictions do not enforce gaming debts. To the extent our Singapore gaming customers' assets are situated in such jurisdictions, our Singapore operations may not be able to take enforcement action against such assets to facilitate collection of gaming receivables.

Even where gaming debts are enforceable, they may not be collectible. Our inability to collect gaming debts could have a significant adverse effect on our results of operations and cash flows.

Win rates for our gaming operations depend on a variety of factors, some beyond our control, and the winnings of our gaming customers could exceed our casino winnings.

The gaming industry is characterized by an element of chance. In addition to the element of chance, win rates are also affected by other factors, including players' skill and experience, the mix of games played, the financial resources of players, the spread of table limits, the volume of bets played and the amount of time played. Our gaming profits are mainly derived from the difference between our casino winnings and the casino winnings of our gaming customers. Since there is an inherent element of chance in the gaming industry, we do not have full control over our winnings or the winnings of our gaming customers. If the winnings of our gaming customers exceed our winnings, we may record a loss from our gaming operations, which could have a material adverse effect on our financial condition, results of operations and cash flows.

We face the risk of fraud and cheating.

Our gaming customers may attempt or commit fraud or cheat in order to increase winnings. Acts of fraud or cheating could involve the use of counterfeit chips or other tactics, possibly in collusion with our employees. Internal acts of cheating could also be conducted by employees through collusion with dealers, surveillance staff, floor managers or other casino or gaming area staff. Failure to discover such acts or schemes in a timely manner could result in losses in our gaming operations. In addition, negative publicity related to such schemes could have an adverse effect on our reputation, potentially causing a material adverse effect on our business, financial condition, results of operations and cash flows.

Our operations face significant competition, which may increase in the future.

The hotel, resort and casino businesses in Macao and Singapore are highly competitive. Our Macao properties compete with numerous other casinos located within Macao. Additional Macao facilities announced by our competitors and the increasing capacity of hotel rooms in Macao could add to the competitive dynamic of the market.

Our Macao and Singapore operations will also compete to some extent with casinos located elsewhere in Asia, including South Korea, Malaysia, Philippines, Australia, Cambodia and elsewhere in the world, including Las Vegas, as well as online gaming and cruise ships that offer gaming. Our operations also face increased competition from new developments in Malaysia, Australia and South Korea. In addition, certain countries have legalized, and others may in the future legalize, casino gaming, including Japan, Taiwan, Thailand and Vietnam.

The proliferation of gaming venues and gaming activities, such as online gaming, as well as renovations and expansions by our competitors, and their ability to attract customers away from our properties could have a material adverse effect on our financial condition, results of operations and cash flows.

Our attempts to expand our business into new markets and new ventures, including through acquisitions or strategic transactions, may not be successful.

We may opportunistically seek to expand our business through, among other things, expansion into new geographies or new ventures complementary to our current operations. These attempts to expand our business could increase the complexity of our business, require significant levels of investment and strain our management, personnel, operations and systems. In addition, our attempts to expand into new geographies could pose additional challenges given our limited operational experience in other jurisdictions. In order to facilitate such expansion, we may engage in strategic and complementary acquisitions and other transactions or investments involving other integrated resorts, hospitality or gaming brands, businesses, properties or other assets, either on our own or in partnership with others. These items are subject to challenges and risks that could affect our business, including: our incurrence of significant transaction costs in connection with a pending transaction or investment, regardless of whether it is completed; the restrictions on and obligations with respect to our business that may exist in connection with the pending transaction or investment; fluctuations in our market value, including the depreciation in our market value if the pending transaction or investment is not completed or the failure of the transaction or investment, even if completed, to increase our market value; and failure to integrate acquired businesses successfully or achieve the anticipated benefits or synergies of the transaction. There can be no assurance that these business expansion efforts will develop as anticipated or that we will succeed, and if we do not, we may be unable to recover our investments, which could adversely impact our business, financial condition and results of operations.

Our loan receivable is subject to certain risks, which could materially adversely affect our financial position, results of operations and cash flows.

In connection with closing of the Las Vegas Sale, we entered into a seller financing loan agreement, which provides for a six-year senior secured term loan with a principal amount of $1.17 billion as of December 31, 2022. If this loan were to become impaired and could not be collected, our financial position, results of operations and cash flows could be materially adversely affected for the amount of uncollected, or deemed uncollectible, principal and interest.

Risks Associated with Our International Operations

There are significant risks associated with our current and planned construction projects.

Our development projects and any other construction projects we undertake will entail significant risks. Construction activity requires us to obtain qualified contractors and subcontractors, the availability of which may be uncertain. Construction projects are subject to cost overruns and delays caused by events outside of our control or, in certain cases, our contractors' control, such as shortages of materials or skilled labor, unforeseen engineering, environmental and/or geological problems, work stoppages, weather interference, unanticipated cost increases and unavailability of construction materials or equipment. Construction, equipment or staffing problems or difficulties in obtaining any of the requisite materials, licenses, permits, allocations and authorizations from governmental or regulatory authorities could increase the total cost, delay, jeopardize, prevent the construction or opening of our projects, or otherwise affect the design and features. Construction contractors or counterparties for our current projects may be required to bear certain cost overruns for which they are contractually liable, and if such counterparties are unable to meet their obligations, we may incur increased costs for such developments. For example, we are obligated to commence certain construction projects in Singapore under the Second Development Agreement by April 2023, which we do not expect to be able to timely commence. We are in discussions with the Singapore government on the duration of the timeline extension for commencement and completion of the expansion of Marina Bay Sands to fulfill our obligations under the Second Development Agreement. If such extension is not obtained, we will be in breach of our obligations under the Second Development Agreement. In addition, the number of ongoing projects and their locations throughout the world present unique challenges and risks to our management structure. If our management is unable to manage successfully our worldwide construction projects, it could have a material adverse effect on our financial condition, results of operations and cash flows.

The anticipated costs and completion dates for our current and planned projects are based on budgets, designs, development and construction documents and schedule estimates are prepared with the assistance of architects and other construction development consultants and are subject to change as the design, development and construction documents are finalized and as actual construction work is performed. A failure to complete our projects on budget or on schedule may have a material adverse effect on our financial condition, results of operations and cash flows.

Our Macao Concession and Singapore license can be terminated under certain circumstances without compensation to us.

Although we were recently granted in December 2022 a new 10-year Concession to operate casino games of chance in Macao, the Macao government has the right to unilaterally terminate our Concession in the event of VML's serious non-compliance with its basic obligations under the Concession and applicable Macao laws. Upon termination of our Concession, the casinos and gaming-related equipment, for which use was temporarily transferred by the Macao government to VML, would automatically be transferred back to the Macao government without compensation to us and we would cease to generate any revenues from these operations. The loss of our Concession would prohibit us from conducting gaming operations in Macao, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The development agreements between MBS and the STB contains events of default that could permit the STB to terminate the agreement without compensation to us. If the development agreements are terminated, we could lose our right to operate the Marina Bay Sands and our investment in Marina Bay Sands could be lost.

The number of visitors to Macao, particularly visitors from mainland China, may decline or travel to Macao may be disrupted.

Our VIP and mass market gaming customers typically come from nearby destinations in Asia, including mainland China, Hong Kong, South Korea and Japan. Increasingly, a significant number of gaming customers come to our casinos from mainland China. Slowdown in economic growth or changes of China's current restrictions on travel and currency movements have disrupted, and could further disrupt, the number of visitors from mainland China to our casinos in Macao as well as the amounts they are willing and able to spend while at our properties.

Policies and measures adopted from time to time by the Chinese government include restrictions imposed on exit visas granted to residents of mainland China for travel to Macao and Hong Kong, such as those implemented in connection with the COVID-19 Pandemic. These measures have, and any future policy developments implemented may have, the effect of reducing the number of visitors to Macao from mainland China, which could adversely impact tourism and the gaming industry in Macao.

The Macao and Singapore governments could grant additional rights to conduct gaming in the future and increase competition we face.

We hold one of only six gaming concessions authorized by the Macao government to operate casinos in Macao through December 31, 2032. We hold one of two licenses granted by the Singapore government to operate a casino in Singapore during an exclusive period expiring on December 31, 2030. If the Macao government were to allow additional gaming operators in Macao or the Singapore government were to license additional casinos, we would face additional competition, which could have a material adverse effect on our financial condition, results of operations and cash flows.

Conducting business in Macao and Singapore has certain political and economic risks.

Our business development plans, financial condition, results of operations and cash flows may be materially and adversely affected by significant political, social and economic developments in Macao and Singapore, and by changes in policies of the governments or changes in laws and regulations or their interpretations. Our operations in Macao and Singapore are also exposed to the risk of changes in laws and policies that govern operations of companies based in those countries. Jurisdictional tax laws and regulations may also be subject to amendment or different interpretation and implementation, thereby having an adverse effect on our profitability after tax. These changes may have a material adverse effect on our financial condition, results of operations and cash flows.

Current Macao and Singapore laws and regulations concerning gaming and gaming concessions and licenses are, for the most part, fairly recent and there is little precedent on the interpretation of these laws and regulations. We believe our organizational structure and operations are in compliance in all material respects with all applicable laws and regulations of Macao and Singapore. These laws and regulations are complex and a court or an administrative or regulatory body may in the future render an interpretation of these laws and regulations, or issue regulations, which differs from our interpretation and could have a material adverse effect on our financial condition, results of operations and cash flows.

In addition, our activities in Macao and Singapore are subject to administrative review and approval by various government agencies. We cannot assure you we will be able to obtain all necessary approvals, which may have a material adverse effect on our long-term business strategy and operations. Macao and Singapore laws permit redress to the courts with respect to administrative actions; however, such redress is largely untested in relation to gaming issues.

The Macao government approved smoking control legislation, which prohibits smoking in casinos other than in certain enumerated areas. Such legislation may deter potential gaming customers who are smokers from frequenting casinos in jurisdictions with smoking bans such as Macao. Such laws and regulations could change or could be interpreted differently in the future. We cannot predict the future likelihood or outcome of similar legislation or referendums in other jurisdictions where we operate or the magnitude of any decrease in revenues as a result of such regulations, though any smoking ban could have an adverse effect on our business, financial condition, results of operations and cash flows.

Our tax arrangements with the Macao government may not be available on terms favorable to us or at all.

We have had the benefit of a corporate tax exemption in Macao, which exempts us from paying the 12% corporate income tax on profits generated by the operation of casino games, but does not apply to our non-gaming activities. We continued to benefit from this tax exemption through December 31, 2022. Additionally, we entered into a shareholder dividend tax agreement with the Macao government in April 2019, effective through June 26, 2022, providing an annual payment as a substitution for a 12% tax otherwise due from VML shareholders on dividend distributions paid from VML gaming profits (the "Shareholder Dividend Tax Agreement"). In December 2022, we requested a corporate tax exemption on profits generated by the operation of casino games in Macao for the new gaming concession period effective from January 1, 2023 through December 31, 2032, or for a period of corporate tax exemption that the Chief Executive of Macao may deem more appropriate. We are evaluating the timing of an application for a new shareholder dividend tax agreement. There is no certainty either of these tax arrangements will be granted.

We are subject to limitations on the transfers of cash to and from our subsidiaries, limitations of the pataca exchange markets and restrictions on the export of the renminbi.

Our revenues in Macao are denominated in patacas, the legal currency of Macao, and Hong Kong dollars. The Macao pataca is pegged to the Hong Kong dollar and, in many cases, is used interchangeably with the Hong Kong dollar in Macao. Although currently permitted, we cannot assure you patacas will continue to be freely exchangeable into U.S. dollars. Also, our ability to convert large amounts of patacas into U.S. dollars over a relatively short period may be limited.

The ability of subsidiaries to make distributions to us depends on the earnings and cash flow generated from gaming operations and various other factors, including dividend requirements to third-party public stockholders in the case of funds being repatriated from SCL, compliance with certain local statutes, the laws and regulations currently and in the future applicable to our subsidiaries and restrictions in connection with their contractual arrangements. While currently there is no foreign exchange or capital control restriction applicable to transactions between us and our Singapore, Macao, Hong Kong and mainland China subsidiaries, we cannot assure you that this will continue to be the case in the future. In addition, the mainland Chinese government also imposes controls on the convertibility of the renminbi into foreign currencies and, in certain cases, the remittance of currency out of China by our subsidiaries incorporated in mainland China. If, in the future, foreign exchange or capital control restrictions were to be imposed and become applicable to us, such restrictions could potentially reduce the amounts that we would be able to receive from our Singapore, Macao, Hong Kong and mainland China subsidiaries. We do not expect withholding taxes or other foreign income taxes to apply should repatriated earnings be distributed in the form of dividends or otherwise.

We are currently prohibited from accepting wagers in renminbi, the legal currency of China. There are also restrictions on the remittance of the renminbi from mainland China and the amount of renminbi that can be converted into foreign currencies, including the pataca and Hong Kong dollar. Restrictions on the remittance of the renminbi from mainland China may impede the flow of gaming customers from mainland China to Macao, inhibit the growth of gaming in Macao and negatively impact our gaming operations. There is no assurance that incremental mainland Chinese regulations will not be promulgated in the future that have the effect of restricting or eliminating the remittance of renminbi from mainland China. Further, if any new mainland Chinese regulations are promulgated in the future that have the effect of permitting or restricting (as the case may be) the remittance of renminbi from mainland China, then such remittances will need to be made subject to the specific requirements or restrictions set out in such rules.

If restrictions are placed on the ability of our subsidiaries in Singapore, Macao, Hong Kong and mainland China to make distributions or declare dividends or limitations of the pataca exchange markets and restrictions on the export of the renminbi are realized, it could potentially adversely affect our results of operations, financial position and cash flows.

VML may have financial and other obligations to foreign workers managed by its contractors under government labor quotas.

The Macao government has granted VML a quota to permit it to hire foreign workers. VML has effectively assigned the management of this quota to its contractors for the construction of our Cotai Strip projects. VML, however, remains ultimately liable for all employer obligations relating to these employees, including for payment of wages and taxes and compliance with labor and workers' compensation laws. VML requires each contractor to whom it has assigned the management of part of its labor quota to indemnify VML for any costs or liabilities VML incurs as a result of such contractor's failure to fulfill employer obligations. VML's agreements with its contractors also contain provisions that permit it to retain some payments for up to one year after the contractors' complete work on the projects. We cannot assure you VML's contractors will fulfill their obligations to employees hired under the labor quotas or to VML under the indemnification agreements, or the amount of any indemnification payments received will be sufficient to pay for any obligations VML may owe to employees managed by contractors under VML's quotas. Until we make final payments to our contractors, we have offset rights to collect amounts they may owe us, including amounts owed under the indemnities relating to employer obligations. After we have made the final payments, it may be more difficult for us to enforce any unpaid indemnity obligations.

Risks Related to Doing Business in China

Our business, financial condition and results of operations and/or the value of our securities or our ability to offer or continue to offer securities to investors may be materially and adversely affected to the extent the laws and regulations of mainland China become applicable to our operations in Macao and Hong Kong or economic, political and legal developments in Macao adversely affect our Macao operations.

We are a parent company with limited business operations of our own, and our main asset is the capital stock of our subsidiaries. A significant portion of our business operations are based in Macao and held by various Macao-incorporated indirect subsidiaries of SCL, our majority-owned subsidiary incorporated in Cayman Islands and listed in Hong Kong (collectively referred to as the "Macao Operations"). We also have subsidiaries incorporated in mainland China and Hong Kong that provide back-office support, such as information technology, accounting, hotel management and marketing services, which complement and support SCL's main back-office functions in Macao.

We face various legal and operational risks and uncertainties relating to having a majority of our operations based in Macao and held by various Macao-incorporated indirect subsidiaries of SCL. Substantially all of SCL's assets are located in Macao and substantially all of SCL's revenue is derived from Macao. Accordingly, our results of operations, financial position and prospects are subject to a significant degree to the economic, political and legal situation in Macao. China's economy differs from the economies of most developed countries, including the structure of the economy, level of government involvement, level of development, growth rate, control of capital inflows and outflows, control of foreign exchange and allocation of resources.

Our operations face risks and uncertainties associated with evolving Chinese laws and regulations, such as those associated with the extent to which the level of Chinese government involvement, control of capital inflows and outflows, control of foreign exchange and allocation of resources currently applicable within mainland China may become applicable to us and other risks and uncertainties as to whether and how recent Chinese government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly, could result in a material change in our operations and/or the value of our securities or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, cause the value of such securities to significantly decline or be worthless and affect our ability to list securities on a U.S. or other foreign exchange. If, in the future, there were to be a significant change in the manner in which the Chinese government exercises direct or indirect oversight, discretion or control over businesses operated in Macao, mainland China and Hong Kong, including the current interpretation and application of existing Chinese laws and regulations on how the Chinese government exercises direct or indirect oversight, discretion or control over businesses operated in Macao, mainland China and Hong Kong, it could potentially result in our Macao Operations being materially adversely affected and it could potentially adversely affect our results of operations, financial position and cash flows. In addition, the Chinese government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers.

There may be risks and uncertainties associated with the evolving laws and regulations in China, including their interpretation and implementation with respect to the enforcement of laws, rules and regulations and the possibility of changes thereto with little advance notice. If, in the future, there were to be any significant governmental intervention or influence in the future on, or in relation to our business or operations, or significant control over offerings of our securities or foreign investment in China-based issuers, this could potentially significantly limit or completely hinder our ability to offer or continue to offer securities to investors, cause the value of our securities to significantly decline or be worthless and affect our ability to list securities on a U.S. or other foreign exchange. For example, on August 20, 2021, the Standing Committee of the National People's Congress ("SCNPC") promulgated the Personal Information Protection Law of the PRC ("PIPL"), which became effective on November 1, 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the PIPL provides extraterritorial effect on the personal information processing activities. Since our data processing activities outside mainland China from our Macao Operations relate to the offering of goods or services directed at natural persons in mainland China, our businesses from our Macao Operations operated outside mainland China are potentially subject to the requirements of PIPL. However, the implementation rules to the extraterritorial jurisdiction of the PIPL have not been finalized yet, and it remains unclear how the Chinese government will enforce such law. If the extraterritorial jurisdiction under the PIPL were to be extended to us, our Macao Operations would be subject to certain data privacy obligations, which could potentially result in a material change to our operations. These data privacy obligations would primarily include bearing the responsibility for our personal information processing activities, and adopting the necessary measures to safeguard the security of the personal information we process in compliance with the standards required under the PIPL, the failure of which may result in us being ordered to correct or suspend or terminate the provision of services, confiscation of illegal income, fines or other penalties. Specifically, if the PIPL were to become applicable to us, we would be required to (i) notify the individuals concerned of the processing of their personal information in detail and establish legal bases for such processing; (ii) improve internal data governance by implementing managerial and technical security measures and response plans for security incidents; (iii) designate a person in charge of personal information protection where we qualify as a "quantity processor" (to be defined by the CAC); (iv) establish a special agency or designate a representative within the territory of the PRC to be responsible for handling matters relating to personal information protection; (v) establish and make public the procedure for individuals to exercise their rights related to personal information; (vi) conduct an impact assessment on personal information protection before any high-risk processing activities; (vii) conclude an agreement with such vendor and supervise its processing where we entrust processing of personal information to any vendor; (viii) meet one of the conditions prescribed by the PIPL where we transfer personal information outside the territory of the PRC due to business or other needs. In addition, under the PIPL, where an overseas organization or individual engages in personal information processing activities that infringe upon the personal information rights and interests of PRC citizens or endangering the national security and public interests of the PRC, the CAC may include such organization or individual in the list of subjects to whom provision of personal information is restricted or prohibited, announce the same, and take measures such as restricting or prohibiting provision of personal information to such organization or individual. Moreover, if the recent Chinese regulatory actions on data security or other data-related laws and regulations were to become applicable to us in the future, we could become subject to certain cybersecurity and data privacy obligations, which could potentially result in a material change to our operations, and the failure to meet such obligations could result in penalties and other regulatory actions against us and may materially and adversely affect our business and results of operations.

Recent events also indicate greater oversight by the CAC over data security, particularly for companies with Chinese operations seeking to list on a foreign exchange. For example, the Measures for Cybersecurity Review ("Review Measures") issued by the CAC came into effect on February 15, 2022. The Review Measures provide that, in addition to critical information infrastructure operators ("CIIOs") that intend to purchase network products or services, online platform operators engaging in data processing activities that affect or may affect national security shall also be subject to cybersecurity review. The Review Measures require that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries. The Review Measures do not provide for a definition of "online platform operator" and, therefore, we cannot assure you that our Macao Operations will not be deemed as an "online platform operator." However, as of the date of this report, our subsidiaries incorporated in mainland China do not have over one million users' personal information and do not anticipate that they will be collecting over one million users' personal information in the foreseeable future, and on that basis we believe we are not required to apply for cybersecurity review by the CAC, even if we are deemed as an "online platform operator." The Review Measures are not enacted in accordance with the PIPL, so our obligation to apply for cybersecurity review will not change no matter whether the PIPL applies to us or not. Further, we have not received any notice from any authorities identifying any of our subsidiaries as a CIIO or requiring them to undertake a cybersecurity review by the CAC. While we believe our subsidiaries are not required to apply for cybersecurity review, the Review Measures provide CAC and relevant authorities certain discretion to initiate cybersecurity review where any network product or service or any data handling activity is considered to affect or may affect national security, which may lead to uncertainties in relation to the Review Measures' impact on our operations or the offering of our securities.

As advised by our PRC legal advisers, Haiwen & Partners, SCL is currently not required to obtain any permission or approval from the CSRC, CAC or any other mainland Chinese governmental authority to operate its business or to issue securities to foreign investors, other than those related to its two subsidiaries incorporated in mainland China that only provide back office support. SCL has received all requisite permissions and approvals for its back office supporting functions located in mainland China, primarily being the standard business licenses issued by the relevant authorities in mainland China, and it has never been denied such permissions and approvals. If SCL does not receive or maintain such permissions or approvals in relation to such back office support functions, we do not expect there will be any material adverse impact on the business, financial condition and results of our Macao

Operations. However, in the event that we have inadvertently concluded that such permissions or approvals are not required or if, in the future, applicable laws, regulations or interpretations were to change and require SCL to obtain such permissions or approvals, the failure to obtain such permissions or approvals could potentially result in penalties and other regulatory actions against SCL and may materially and adversely affect our business and results of operations.

In addition, we face risks and uncertainties associated with evolving Chinese laws and regulations, such as those associated with the extent to which the level of Chinese government involvement, control of capital inflows and outflows, control of foreign exchange and allocation of resources currently applicable within mainland China may become applicable to us. A significant portion of our assets are located in Macao and a significant portion of our revenue is derived from Macao. Accordingly, our results of operations, financial position and prospects are subject to a significant degree to the economic, political and legal situation in Macao. From December 20, 1999, Macao became a Special Administrative Region of China when China resumed the exercise of sovereignty over Macao. The Basic Law of Macao provides that Macao will be governed under the principle of "one country, two systems" with its own separate government and legislature and that Macao will have a high degree of legislative, judicial and economic autonomy. However, there can be no assurance that economic, political and legal developments in Macao will not adversely affect our operations, or that there will not be a change in the manner in which regulatory oversight is conducted in Macao, if China were to apply such laws and regulations of mainland China to our operations in Macao and Hong Kong. If any such change were to occur, it could potentially adversely affect our results of operations, financial position and prospects. For example, currently in mainland China, the renminbi cannot be freely exchanged into any foreign currencies, and exchange and remittance of foreign currencies are subject to Chinese foreign exchange regulations. If, in the future, similar regulations were to become applicable to the exchange and remittance of patacas or other currencies in Macao, there could potentially be a material adverse effect on our business, financial condition, results of operations and cash flows.

Our securities may be prohibited from being traded in the U.S. securities market and our investors may be deprived of the benefits of such inspections or investigations if the PCAOB were not able to conduct full inspections or investigations of our auditor.

The Holding Foreign Companies Accountable Act (the "HFCA Act") was enacted on December 18, 2020. The HFCA Act states that if the SEC determines that an issuer has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years, the SEC shall prohibit the securities of the issuer from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was signed into law, which reduced the number of consecutive non-inspection years required for triggering the listing and trading prohibitions under the HFCA Act from three years to two years.

Under the HFCA Act, the SEC will identify a "Commission-Identified Issuer" if an issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. If we were identified by the SEC as a Commission-Identified Issuer and have a "non-inspection" year, there is no assurance that we will be able to take remedial measures in a timely manner. On December 15, 2022, the PCAOB reported that it was able, in 2022, to inspect and investigate completely audit firms headquartered in mainland China and Hong Kong and that, as a result, the PCAOB voted to vacate previous determinations to the contrary. However, uncertainties remain whether the PCAOB can continue to make a determination in the future that it is able to inspect and investigate completely PCAOB-registered audit firms based in mainland China and Hong Kong.

There could be additional regulatory or legislative requirements or guidance that could impact us if, in the future, our auditor is not subject to PCAOB inspection. The SEC also may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. The implications of any additional regulation or guidance in addition to the requirements of the HFCA Act are uncertain, and such uncertainty could cause the market price of our securities to be materially and adversely affected.

Our auditor, Deloitte & Touche LLP, is headquartered in the United States and was not identified as a firm that the PCAOB is unable to inspect, pursuant to the HFCA Act. However, there is no assurance that future audit reports will be prepared by auditors able to be inspected by the PCAOB.

If the PCAOB is unable to conduct inspections or full investigations of our auditor, our securities could be prohibited from being traded in the U.S. securities market, including "over-the-counter," if, in the future, we were to be identified as a Commission-Identified Issuer for two consecutive years. Such a prohibition could substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with a potential prohibition could have a negative impact on the price of our securities. Also, such a prohibition could significantly affect our ability to raise capital on acceptable terms, or at all, which may have a material adverse effect on our business, financial condition and prospects.

Inspections of other audit firms that the PCAOB has conducted outside China have identified deficiencies in those firms' audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. If the PCAOB were unable to conduct inspections or full investigations of our auditor, we and investors in our securities would be deprived of the benefits of such PCAOB inspections. In addition, the inability of the PCAOB to conduct inspections or full investigations of auditors would make it more difficult to evaluate the effectiveness of our independent registered public accounting firm's audit procedures or quality control procedures as compared to auditors that are subject to the PCAOB inspections, which could cause investors and potential investors to lose confidence in the audit procedures and reported financial information and the quality of our financial statements.

Risks Related to Stock Ownership and Stockholder Matters

The interests of our principal stockholders in our business may be different from yours.

Dr. Adelson, her family members and trusts and other entities established for the benefit of Dr. Adelson's family members (collectively our "Principal Stockholders") beneficially owned approximately 57% of our outstanding common stock as of December 31, 2022. Accordingly, our Principal Stockholders exercise significant influence over our business policies and affairs, including the composition of our Board of Directors and any action requiring the approval of our stockholders, including the adoption of amendments to our articles of incorporation and the approval of a merger or sale of substantially all of our assets. The concentration of ownership may also delay, defer or even prevent a change in control of our company and may make some transactions more difficult or impossible without the support of our Principal Stockholders. The interests of our Principal Stockholders may differ from your interests.

Conflicts of interest may arise because certain of our directors and officers are also directors of SCL.

In November 2009, our subsidiary, SCL, listed its ordinary shares on The Main Board of The Stock Exchange of Hong Kong Limited (the "SCL Offering"). We currently own 69.9% of the issued and outstanding ordinary shares of SCL. As a result of SCL having stockholders who are not affiliated with us, we and certain of our officers and directors who also serve as officers and/or directors of SCL may have conflicting fiduciary obligations to our stockholders and to the minority stockholders of SCL. Decisions that could have different implications for us and SCL, including contractual arrangements we have entered into or may in the future enter into with SCL, may give rise to the appearance of a potential conflict of interest.

Human Capital Related Risk Factors

We depend on the continued services of key officers.

Our ability to maintain our competitive position is dependent to a large degree on the services of our senior management team, including our Chairman and Chief Executive Officer, Mr. Robert G. Goldstein, and our President and Chief Operating Officer, Mr. Patrick Dumont. The loss of their services or the services of our other senior managers, or the inability to attract and retain additional senior management personnel could have a material adverse effect on our business.

We compete for limited management and labor resources in Macao and Singapore, and policies of those governments may also affect our ability to employ imported managers or labor.

Our success depends in large part upon our ability to attract, retain, train, manage and motivate skilled managers and employees at our properties. The Macao government requires we only hire Macao residents in our casinos for certain employee roles, including roles such as dealers. In addition, we are required in Macao to obtain visas and work permits for managers and employees we seek to employ from other countries. There is significant competition in Macao and Singapore for managers and employees with the skills required to perform the services we offer and competition for these individuals in Macao is likely to increase as other competitors expand their operations. Such competition has intensified recently as certain skilled managers have elected to return to their home countries due to the impact of the COVID-19 Pandemic.

We may have to recruit managers and employees from other countries to adequately staff and manage our properties and certain Macao government policies affect our ability to hire non-resident managers and employees in certain job classifications. Despite our coordination with the Macao labor and immigration authorities to ensure our management and labor needs are satisfied, we may not be able to recruit and retain a sufficient number of qualified managers or employees for our operations or the Macao labor and immigration authorities may not grant us the necessary visas or work permits. For example, due to the impact of the COVID-19 Pandemic, the government in Singapore is increasingly trying to protect jobs for the local population, which could make it more difficult to obtain and renew visas or work permits for our foreign staff members.

If we are unable to obtain, attract, retain and train skilled managers and employees, and obtain any required visas or work permits for our skilled managers and employees, our ability to adequately manage and staff our existing properties and planned development projects could be impaired, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Labor actions and other labor problems could negatively impact our operations.

From time to time, we have experienced attempts by labor organizations to organize certain of our non-union employees in the United States. Additionally, in the past, certain unions engaged in confrontational and obstructive tactics at some of our properties, including contacting potential customers, tenants and investors, objecting to various administrative approvals, social media campaigns and informational picketing, and these tactics may be utilized again by certain unions in the future. Although we believe we will be able to operate despite such tactics should they reoccur, no assurance can be given we will be able to do so or the failure to do so would not cause reputational damage and/or have a material adverse effect on our financial condition, results of operations and cash flows. Although no assurances can be given, if employees decide to be represented by labor unions, management does not believe such representation would have a material effect on our financial condition, results of operations and cash flows. We cannot provide any assurance we will not experience additional and successful union activity in the future. The impact of any union activity is undetermined and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

General Risk Factors

We may fail to establish and protect our IP rights and could be subject to claims of IP infringement.

We endeavor to establish, protect and enforce our intellectual property ("IP"), including our trademarks, copyrights, patents, domain names, trade secrets and other confidential and proprietary information. There can be no assurance, however, the steps we take to protect our IP will be sufficient. If a third party successfully challenges our trademarks, we could have difficulty maintaining exclusive rights. If a third party claims we have infringed, currently infringe or could in the future infringe upon its IP rights, we may need to cease use of such IP, defend our rights or take other steps. In addition, if third parties violate their obligations to us to maintain the confidentiality of our proprietary information or there is a security breach or lapse, or if third parties misappropriate or infringe upon our IP, our business may be affected. Our inability to adequately obtain, maintain or defend our IP rights for any reason could have a material adverse effect on our business, financial condition and results of operations.

The licensing of our trademarks to third parties could result in reputational harm for us.

The conduct of the Las Vegas Operations under the "Venetian" and "Palazzo" brands and certain other trademarks licensed to the Las Vegas Operations pursuant to the agreements effecting the Las Vegas Sale could result in reputational harm to certain of the businesses we are retaining that will continue to operate under such brands if the Las Vegas Operations does not continue to operate in accordance with our high standards and applicable laws as required under such agreements.

Our insurance coverage may not be adequate to cover all possible losses that our properties could suffer and our insurance costs may increase in the future.

We maintain comprehensive insurance programs for our properties in operation, as well as those in the course of construction, with coverage features and insured limits we believe are customary in their amount, breadth and scope. Market forces beyond our control may nonetheless limit the scope of the insurance coverage we can obtain or our ability to obtain coverage at reasonable rates. Certain types of losses, generally of a pandemic or catastrophic nature, such as infectious disease, (for example, the COVID-19 Pandemic), earthquakes, hurricanes, floods or cyber-related losses, or certain other liabilities including terrorist activity, political unrest, geopolitical strife or actual or threatened war may be, or are, uninsurable or too expensive to justify obtaining insurance. As a result, we may not be successful in obtaining insurance without increases in cost or decreases in coverage levels. In addition, in the event of a substantial loss, the insurance coverage we carry may not be sufficient to pay the full market value or replacement cost of our lost investment or in some cases could result in certain losses being totally uninsured. As a result, we could lose some or all of the capital we have invested in a property, as well as the anticipated future revenue from the property, and we could remain obligated for debt or other financial obligations related to the property.

Certain of our debt instruments and other material agreements require us to maintain a certain minimum level of insurance. Failure to satisfy these requirements could result in an event of default under these debt instruments or material agreements.

We are subject to changes in tax laws and regulations.

We are subject to taxation and regulation by various government agencies, primarily in Macao, Singapore and the U.S. (federal, state and local levels). From time to time, U.S. federal, state, local and foreign governments make substantive changes to income tax, indirect tax and gaming tax rules and the application of these rules, which could result in higher taxes than would be incurred under existing tax law or interpretation. In particular, government agencies may make changes that could reduce the profits we can effectively realize from our non-U.S. operations. Like most U.S. companies, our effective income tax rate reflects the fact that income earned and reinvested outside the U.S. is taxed at local rates, which are often lower than U.S. tax rates. For example, the U.S. enacted the Inflation Reduction Act of 2022 ("IRA") in August 2022. The IRA contains numerous provisions including a 15% corporate alternative minimum tax and a 1% excise tax on corporate stock repurchases beginning January 1, 2023. The Internal Revenue Service has been granted broad authority to issue regulations or other guidance that could clarify how these taxes will be applied.

If changes in tax laws and regulations were to significantly increase the tax rates on gaming revenues or income, these changes could increase our tax expense and liability, and therefore, could have a material adverse effect on our financial condition, results of operations and cash flows.

Failure to maintain the integrity of our information and information systems or comply with applicable privacy and cybersecurity requirements and regulations could harm our reputation and adversely affect our business.

Our business requires the collection and retention of large volumes of data and non-electronic information, including credit card numbers and other information in various information systems we maintain and in those maintained by third parties with whom we contract and may share data. We also maintain internal information about our employees and information relating to our operations. The integrity and protection of that information are important to us. Our collection of such information is subject to extensive private and governmental regulation.

Privacy and cybersecurity laws and regulations are developing and changing frequently, and vary significantly by jurisdiction. We may incur significant costs in our efforts to comply with the various applicable privacy and cybersecurity laws and regulations as they emerge and change. Compliance with applicable privacy laws and regulations also may adversely impact our ability to market our products, properties, and services to our guests and patrons. Non-compliance by us, or potentially by third parties with which we share information, with any applicable privacy and cybersecurity law or regulation, including accidental loss, inadvertent disclosure, unauthorized access or dissemination, or breach of security may result in damage to our reputation and could subject us to fines, penalties, required corrective actions, lawsuits, payment of damages, or restrictions on our use or transfer of data.

We have experienced a sophisticated criminal cybersecurity attack in the past and may experience with more frequency global cybersecurity and information security threats, which may range from uncoordinated individual attempts to sophisticated and targeted measures directed at us. There has been an increase in criminal cybersecurity attacks against companies where customer and company information has been compromised and company data has been destroyed. Our information systems and records, including those we maintain with third-party service providers, may be subject to cyber-attacks and information security breaches. Cyber-attacks and information security breaches may include attempts to access information, computer malware such as viruses, denial of service, ransomware attacks that encrypt, exfiltrate, or otherwise render data unusable or unavailable in an effort to extort money or other consideration as a condition to purportedly returning the data to a usable form, operator errors or misuse, or inadvertent releases of data or documents, and other forms of electronic and non-electronic information security breaches. Our data security measures are reviewed regularly and we rely on proprietary and commercially available systems, software, tools, and monitoring to provide security for processing, transmission, and storage of customer and employee information. We also rely extensively on computer systems to process transactions, maintain information, and manage our businesses. Our third-party information system service providers and other third parties that share data with us pursuant to contractual agreements also face risks relating to cybersecurity and privacy, and we do not directly control any of such parties' information security or privacy operations. For example, the systems currently used for the transmission and approval of payment card transactions, and the technology utilized in payment cards themselves, are determined and controlled by the payment card industry, not us. Our gaming operations rely heavily on technology services provided by third parties. In the event there is an interruption of these services to us, it may have an adverse effect on our operations and financial condition. Disruptions in the availability of our computer systems, or those of third parties we engage to provide gaming operating systems for the facilities we operate, through cybersecurity attacks or otherwise, could impact our ability to service our customers and adversely affect our sales and the results of operations.

A significant theft, destruction, loss or fraudulent use of information maintained by us or by a third-party service provider could have an adverse effect on our reputation, cause a material disruption to our operations and management team and result in remediation expenses (including liability for stolen assets or information, repairing system damage and offering incentives to customers or business partners to maintain their relationships after an attack) and regulatory fines, penalties and corrective actions, or lawsuits by regulators, third-party service providers, third parties that share data with us pursuant to contractual agreements and/or people whose data is or may be impacted. Such theft, destruction, loss or fraudulent use could also result in litigation by stockholders. Advances in computer software capabilities and encryption technology, new tools, and other developments, including continuously evolving attack methods that may exploit vulnerabilities based on these advances, may increase the risk of a security breach or other intrusion. In addition, we may incur increased cybersecurity and privacy protection costs that may include organizational changes, deploying additional personnel and protection technologies, training employees and engaging third-party experts and consultants. There can be no assurance the financial resources available to us relating to cybersecurity and privacy risks will be sufficient in the event of a major cybersecurity or privacy event. Any of these events could interrupt our operations, adversely impact our reputation and brand and expose us to increased risks of governmental investigation, litigation, fines and other liability, any of which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Because we own real property, we are subject to extensive environmental regulation.

We have incurred and will continue to incur costs to comply with environmental requirements, such as those relating to discharges into the air, water and land, the handling, diversion or disposal of solid and hazardous waste and the cleanup of properties affected by hazardous substances. Under these and other environmental requirements, we may be required to investigate and clean up hazardous or toxic substances or chemical releases at our properties and may be held responsible to governmental entities or third parties, as an owner or operator, for property damage, personal injury and investigation and cleanup costs incurred by them in connection with any contamination. These laws typically impose cleanup responsibility and liability without regard to whether the owner or operator knew of or caused the presence of the contaminants. The costs of investigation, remediation or removal of those substances may be substantial, and the presence of those substances, or the failure to remediate a property properly, may impair our ability to use our properties.

We are subject to risks from litigation, investigations, enforcement actions and other disputes.

Our business is subject to various U.S. and international laws and regulations that could lead to enforcement actions, fines, civil or criminal penalties or the assertion of litigation claims and damages. In addition, improper conduct by our employees, agents or gaming promoters could damage our reputation and/or lead to litigation or legal proceedings that could result in civil or criminal penalties, including substantial monetary fines. In certain circumstances, it may not be economical to defend against such matters and/or our legal strategy may not ultimately result in us prevailing in a matter. The investigations, litigation and other disputes may also lead to additional scrutiny from regulators, which could lead to investigations relating to, and possibly negatively impact, our gaming licenses and our ability to bid successfully for new gaming market opportunities. We cannot predict the outcome of any pending or future proceedings and the impact they will have on our financial results, but any such impact may be material. While some of these claims are covered by insurance, we cannot be certain that all of them will be, which could have an adverse impact on our financial condition, results of operations and cash flows. Additionally, changes in applicable laws or regulations that limit carbon dioxide and other greenhouse gas emissions, discourage the use of plastic materials or regulate recovery and/or disposal of certain waste streams and packaging materials due to environmental concerns may result in increased compliance costs, capital expenditures and other financial obligations.

We could be negatively impacted by environmental, social and governance and sustainability matters.

Governments, investors, customers, employees and other stakeholders are increasingly focusing on corporate environmental, social and governance ("ESG") practices and disclosures, and expectations in this area are rapidly evolving and growing. The criteria by which our ESG practices are assessed may change due to the evolution of the sustainability landscape, which could result in greater expectations of us and cause us to undertake costly initiatives to satisfy such new criteria. If we are unable to satisfy such new criteria, stakeholders may conclude our policies and/or actions with respect to ESG matters are inadequate and our reputation, business, financial condition and results of operations could be adversely impacted.

ITEM 1B. — *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2. — *PROPERTIES*

We have received concessions from the Macao government to build on a six-acre land site for the Sands Macao and the sites on which The Venetian Macao, The Plaza Macao and Four Seasons Macao, The Londoner Macao and The Parisian Macao are located. We do not own these land sites in Macao; however, the land concessions grant us exclusive use of the land. Land concessions in Macao generally have an initial term of 25 years with automatic extensions of 10 years thereafter in accordance with Macao law. As specified in the land concessions, we are required to pay premiums, which are either payable in a single lump sum upon acceptance of our land concessions by the Macao government or in seven semi-annual installments, as well as annual rent for the term of the land concession, which may be revised every five years by the Macao government. In October 2008, the Macao government amended our land concession to separate the retail and hotel portions of The Plaza Macao and Four Seasons Macao parcel and allowed us to subdivide the parcel into four separate components, consisting of retail; hotel/casino; an apart-hotel tower; and parking areas. In consideration for the amendment, we paid an additional land premium of approximately $18 million and will pay adjusted annual rent over the remaining term of the concession, which increased slightly due to the revised allocation of parcel use. With the expiry of VML's subconcession on December 31, 2022, all of our casinos, gaming areas and respective supporting areas located in the Sands Macao, The Venetian Macao, The Plaza Macao and Four Seasons Macao, The Londoner Macao and The Parisian Macao, with a total area of approximately 136,000 square meters (representing approximately 4.7% of the total property area of these entities), reverted to and are now owned by the Macao government. Effective January 1, 2023, all these casinos and gaming areas, as well as respective supporting areas, were temporarily transferred to us for the duration of the Concession in return for annual payments of 750 patacas per square meter for the first three years and 2,500 patacas per square meter for the following seven years (approximately $93 and $311, respectively, at exchange rates in effect on December 31, 2022). These compensation amounts will be adjusted annually based on the Macao average price index for the preceding year.

Under the Development Agreement with the STB, we paid SGD 1.20 billion (approximately $756 million at exchange rates in effect at the time of the transaction) in premium payments for the 60-year lease of the land on which the Marina Bay Sands is located. In connection with the Second Development Agreement with the STB, we paid $963 million in premium payments for the lease of the parcels of land underlying the proposed MBS Expansion Project site, which will be effective until August 21, 2066.

ITEM 3. — *LEGAL PROCEEDINGS*

For a discussion of legal proceedings, see "Part II — Item 8 — Financial Statements and Supplementary Data — Notes to Consolidated Financial Statements — Note 17 — Commitments and Contingencies — Litigation."

ITEM 4. — *MINE SAFETY DISCLOSURES*

Not applicable.

ITEM 5. — *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Market Information

The Company's common stock trades on the NYSE under the symbol "LVS." As of February 1, 2023, there were 764,273,371 shares of our common stock outstanding that were held by 300 stockholders of record.

Preferred Stock

We are authorized to issue up to 50,000,000 shares of preferred stock. Our Board of Directors is authorized, subject to limitations prescribed by Nevada law and our articles of incorporation, to determine the terms and conditions of the preferred stock, including whether the shares of preferred stock will be issued in one or more series, the number of shares to be included in each series and the powers, designations, preferences and rights of the shares. Our Board of Directors also is authorized to designate any qualifications, limitations or restrictions on the shares without any further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our Company and may adversely affect the voting and other rights of the holders of our common stock, which could have an adverse impact on the market price of our common stock.

Dividends

Our ability to declare and pay dividends on our common stock is subject to the requirements of Nevada law. In addition, we are a parent company with limited business operations of our own. Accordingly, our primary sources of cash are dividends and distributions with respect to our ownership interest in our subsidiaries derived from the earnings and cash flow generated by our operating properties.

Our subsidiaries' long-term debt arrangements place restrictions on their ability to pay cash dividends to the Company. This may restrict our ability to pay cash dividends other than from cash on hand. See "Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations — Restrictions on Distributions" and "Item 8 — Financial Statements and Supplementary Data — Notes to Consolidated Financial Statements — Note 12 — Long-Term Debt."

Common Stock Dividends

In April 2020, we suspended our quarterly dividend program due to the impact of the COVID-19 Pandemic.

Recent Sales of Unregistered Securities

There have not been any sales by the Company of equity securities in the last three fiscal years that have not been registered under the Securities Act of 1933.

Purchases of Equity Securities by the Issuer

In June 2018, our Board of Directors authorized the repurchase of $2.50 billion of our outstanding common stock, which was to expire in November 2020. In October 2020, our Board of Directors authorized the extension of the expiration date of the remaining repurchase amount of $916 million to November 2022, and in October 2022, our Board of Directors authorized the further extension of the expiration date of the remaining repurchase amount of $916 million to November 2024. During the year ended December 31, 2022, no shares of our common stock were repurchased under this program. All repurchases under the stock repurchase program are made from time to time at our discretion in accordance with applicable federal securities laws. All share repurchases of our common stock have been recorded as treasury shares.

Performance Graph

The following performance graph compares the performance of our common stock with the performance of the Standard & Poor's 500 Index and the Dow Jones US Gambling Index, during the five years ended December 31, 2022. The graph plots the changes in value of an initial $100 investment over the indicated time period, assuming all dividends are reinvested. The stock price performance in this graph is not necessarily indicative of future stock price performance.



	12/31/2017	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022
Las Vegas Sands Corp.	$ 100.00	$ 78.44	$ 109.37	$ 96.24	$ 60.78	$ 77.62
S&P 500	$ 100.00	$ 95.62	$ 125.72	$ 148.85	$ 191.58	$ 156.89
Dow Jones US Gambling Index	$ 100.00	$ 69.38	$ 102.38	$ 91.80	$ 80.03	$ 59.67

The performance graph should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933 or the Exchange Act of 1934, except to the extent the Company specifically incorporates the performance graph by reference therein.

ITEM 6. — [RESERVED]

ITEM 7. — *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

The following discussion should be read in conjunction with, and is qualified in its entirety by, the audited consolidated financial statements and the notes thereto, and other financial information included in this Form 10-K. Certain statements in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" are forward-looking statements. See "Special Note Regarding Forward-Looking Statements."

Overview

We view each of our Integrated Resorts as an operating segment. Our operating segments in Macao consist of The Venetian Macao; The Londoner Macao; The Parisian Macao; The Plaza Macao and Four Seasons Macao; and the Sands Macao. Our operating segment in Singapore is Marina Bay Sands.

On February 23, 2022, we closed on the sale of our Las Vegas real property and operations, including The Venetian Resort Las Vegas and the Sands Expo and Convention Center (the "Las Vegas Operations"), for $6.25 billion (the "Las Vegas Sale"). At closing, we received approximately $5.05 billion in cash proceeds, before transaction costs and working capital adjustments of $77 million, a $1.20 billion seller financing loan and recognized a gain on disposal of $3.60 billion, before income tax expense of $750 million, during the year ended December 31, 2022.

During 2022, we achieved milestones in advancing several of our strategic objectives. We were awarded a new 10-year gaming concession for the operation of casino games of chance in Macao under the Concession entered into with the Macao government. We completed our key development project in Macao with the conversion of Sands Cotai Central into The Londoner Macao, in which the Londoner Arena and the expansion of the Shoppes at Londoner were completed during the first half of 2022. We began renovations at Marina Bay Sands, to provide world-class suites in Tower 1 and Tower 2, and welcomed the return of Marina Bay Sands to normal operating conditions in the second half of 2022 with the removal of various COVID-19 restrictions. We also continued to strengthen our balance sheet with the completion of the sale of the Las Vegas Operations.

COVID-19 Pandemic Update

While visitation to Macao remains substantially below pre-COVID-19 pandemic levels, the Macao government's policy regarding the management of COVID-19 and general travel restrictions has adjusted in line with changes in policy in mainland China in late December 2022 and early January 2023. Currently, visitors from mainland China, Hong Kong and Taiwan may enter Macao, subject to them holding the appropriate travel documents, without having to present any proof of COVID-19 testing. Arrivals from foreign countries must provide proof of a negative COVID-19 nucleic acid test ("NAT") or antigen test completed within 48 hours prior to arrival. Our operations in Macao will continue to be impacted and subject to changes in the government policies of Macao, mainland China, Hong Kong and other jurisdictions in Asia addressing travel and public health measures associated with COVID-19.

Throughout the year ended December 31, 2022, various outbreaks occurred in the region, particularly in Hong Kong in late January and early February, the Guangdong province in March, Macao in mid-June and Zhuhai in early October, all of which resulted in various travel, border and/or operational restrictions. Specifically, on July 9, 2022, the Macao government ordered casinos and all non-essential businesses to close from July 11 to July 18 in an attempt to control the outbreak in Macao, which was extended through July 22, 2022. On July 20, 2022, the Macao government announced a consolidation period, which started on July 23, 2022 and ended on July 30, 2022, whereby certain business activities were allowed to resume limited operations; however, casino operations resumed, but with a maximum capacity of 50% of casino staff working at any point. Throughout August, these preventative measures were gradually reduced, as well as various restrictions on movement between Macao and Zhuhai were progressively lifted by both the Macao and mainland China governments.

Various travel restrictions, such as border closures, mandatory quarantines and proof of negative COVID-19 testing on arrival in Macao, among others, were in effect at various times during the year ended December 31, 2022, resulting in fluctuations in guest travel and visitation.

The Hong Kong / Macao Express bus service and the ferry services between the Taipa Ferry Terminal and Hong Kong International Airport recommenced on December 24, 2022 and December 30, 2022, respectively. Our ferry operations between Macao and Hong Kong were suspended throughout 2022 and resumed operation on a limited basis on January 8, 2023.

Our Macao gaming operations remained open during most of the year ended December 31, 2022. While guest visitation has begun to recover with the gradual relaxation of travel and quarantine restrictions, the timing and manner in which our casinos, restaurants and shopping malls will operate at full capacity will progressively be assessed against business volumes.

At our Macao properties, all social distancing requirements, including those requiring reduced seating at table games and a decreased number of active slot machines on the casino floor compared to pre-COVID-19 levels, have ceased in early January 2023.

As with prior periods, in support of the Macao government's initiatives to fight the COVID-19 Pandemic, at various times throughout the year ended December 31, 2022, we provided both towers of the Sheraton Grand Macao hotel and also The Parisian Macao hotel to the Macao government to house individuals for quarantine and medical observation purposes.

Our operations in Macao have been significantly impacted by the reduced visitation to Macao. The Macao government announced total visitation from mainland China to Macao decreased approximately 27.5% and 81.7%, during the year ended December 31, 2022, as compared to the same period in 2021 and 2019 (pre-pandemic), respectively. The Macao government also announced gross gaming revenue decreased approximately 51.4% and 85.6%, during the year ended December 31, 2022, as compared to the same period in 2021 and 2019, respectively.

In Singapore, the Vaccinated Travel Framework ("VTF") was launched on April 1, 2022, to facilitate the resumption of travel for all travelers, including short-term visitors. Under the VTF, all fully vaccinated travelers are permitted to enter Singapore, without entry approvals, and starting April 26, 2022, these travelers are no longer required to take a COVID-19 test before departing for Singapore. Non-fully vaccinated travelers need only take a pre-departure test within two days before departure for Singapore and test negative before departing for Singapore. Operations at Marina Bay Sands will continue to be impacted and subject to changes in the government policies of Singapore and other jurisdictions in Asia, if any, addressing travel and public health measures associated with COVID-19.

Visitation to Marina Bay Sands continues to be impacted by the effects of the COVID-19 Pandemic; however, visitation has increased since restrictions have been lifted. The STB announced total visitation to Singapore increased from approximately 330,000 in 2021 to 6.3 million in 2022, while visitation decreased 67.0% when compared to the same period in 2019.

While our properties were open and some operating at reduced levels due to lower visitation and required safety measures in place as described above during the year ended December 31, 2022, the current economic and regulatory environment on a global basis and in each of our jurisdictions continue to evolve. We cannot predict the manner in which governments will react as the global and regional impact of the COVID-19 Pandemic changes over time, which could significantly alter our current operations.

We have a strong balance sheet and sufficient liquidity in place, including total unrestricted cash and cash equivalents of $6.31 billion and access to $1.50 billion, $541 million and $439 million of available borrowing capacity from our LVSC Revolving Facility, 2018 SCL Revolving Facility and the 2012 Singapore Revolving Facility, respectively, as of December 31, 2022. We believe we are able to support continuing operations, complete the major construction projects that are underway and respond to the current COVID-19 Pandemic challenges. We have taken various mitigating measures to manage through the current environment, including a cost and capital expenditure reduction program to minimize cash outflow for nonessential items.

Macao Concession

Until December 31, 2022, gaming in Macao was administered by the government through concession agreements awarded to three different concessionaires and three subconcessionaires, of which VML was one. On June 23, 2022, an extension was approved and authorized by the Macao government and executed between VML and Galaxy Casino, S.A., pursuant to which the subconcession was extended from June 26, 2022 to December 31,

2022 (the "Subconcession Amendment"). VML paid the Macao government 47 million patacas (approximately $6 million at exchange rates in effect at the time of the transaction) and provided a bank guarantee on September 20, 2022, of 2.31 billion patacas (approximately $289 million at exchange rates as defined in the bank guarantee contract) to secure the fulfillment of VML's payment obligations towards its employees if VML were unsuccessful in tendering for a new concession contract after its subconcession expired.

On November 26, 2022, the Macao government awarded six concessions to six of the bidders on a temporary basis, of which VML was one, subject to fulfillment of certain conditions, namely providing a bank guarantee of 1.0 billion patacas (approximately $125 million at exchange rates in effect on December 31, 2022) to secure the fulfillment of VML's legal, contractual and other obligations, including labor obligations. VML complied with all of these conditions by December 9, 2022. On December 16, 2022, the Macao government awarded six concessions on a definitive basis, of which VML was one, and VML entered into the Concession with the Macao government, effective as of January 1, 2023, and for the duration of ten years. On December 19, 2022, VML requested the release of all the bank guarantees it provided to the Macao government under its subconcession, and in January 2023 such bank guarantees were released, including the 2.31 billion patacas bank guarantee.

On December 30, 2022, in accordance with the requirements of the Gaming Law and their obligations under letters of undertakings (the "Undertakings"), each of VML, Venetian Cotai Limited ("VCL"), Venetian Orient Limited ("VOL") and Cotai Strip Lot 2 Apart Hotel (Macau) Limited ("CSL2," a subsidiary of SCL) entered into deeds of reversion, pursuant to which each of VML, VCL, VOL and CSL2 confirmed and agreed to revert to the Macao government relevant gaming equipment and gaming areas (as identified in the Undertakings) without compensation and free of any liens or charges upon the expiry of the term of the subconcession extension period. On the same day, VML entered into a handover record (the "Handover Record"), pursuant to which the right to operate the same gaming equipment and gaming areas was granted to VML for the duration of the Concession, in return for annual payments of 750 patacas per square meter for the first three years and 2,500 patacas per square meter for the following seven years (approximately $93 and $311, respectively, at exchange rates in effect on December 31, 2022). The annual payment of 750 patacas per square meter will be adjusted with the Macao average price index of the corresponding preceding year for years two and three and the annual payment of 2,500 patacas per square meter will be adjusted with the Macao average price index of the corresponding preceding year for years five through ten.

Inflation Reduction Act

The Inflation Reduction Act of 2022 ("IRA") was signed into law on August 16, 2022. The IRA contains numerous provisions including a 15% corporate alternative minimum tax ("CAMT") for certain large corporations that have at least an average of $1 billion adjusted financial statement income over a consecutive three-year period effective in tax years beginning after December 31, 2022. Applicable corporations would be allowed to claim a credit for the corporate minimum tax paid against regular tax in future years. The IRA also includes a 1% excise tax on corporate stock repurchases beginning January 1, 2023. The CAMT could impact our future cash flows and results of operations. The Internal Revenue Service has been granted broad authority to issue regulations or other guidance that could clarify how these taxes will be applied. We will continue to evaluate the impact of the IRA as additional information becomes available.

Intercompany Loan Agreement with SCL

On July 11, 2022, we entered into an intercompany term loan agreement with SCL, a related party, in the amount of $1.0 billion, which is repayable on July 11, 2028. In the first two years from July 11, 2022, SCL will have the option to elect to pay cash interest at 5% per annum or payment-in-kind interest at 6% per annum by adding the amount of such interest to the then-outstanding principal amount of the loan, following which only cash interest at 5% per annum will be payable. This loan is unsecured, subordinated to all third party unsecured indebtedness and other obligations of SCL and its subsidiaries and is eliminated in consolidation.

Key Operating Revenue Measurements

Operating revenues at The Venetian Macao, The Londoner Macao, The Parisian Macao, The Plaza Macao and Four Seasons Macao, Marina Bay Sands and our Las Vegas Operating Properties, prior to its sale on February 23, 2022, are dependent upon the volume of customers who stay at the hotel, which affects the price charged for hotel rooms and our gaming volume. Operating revenues at Sands Macao are principally driven by casino customers who visit the property on a daily basis.

Management utilizes the following volume and pricing measures in order to evaluate past performance and assist in forecasting future revenues. The various volume measurements indicate our ability to attract customers to our Integrated Resorts. In casino operations, win and hold percentages indicate the amount of revenue to be expected based on volume. In hotel operations, average daily rate and revenue per available room indicate the demand for rooms and our ability to capture that demand. In mall operations, base rent per square foot indicates our ability to attract and maintain profitable tenants for our leasable space.

The following are the key measurements we use to evaluate operating revenues:

Casino revenue measurements for Macao and Singapore: Macao and Singapore table games are segregated into two groups: Rolling Chip play (composed of VIP players) and Non-Rolling Chip play (mostly non-VIP players). The volume measurement for Rolling Chip play is non-negotiable gaming chips wagered and lost. The volume measurement for Non-Rolling Chip play is table games drop ("drop"), which is net markers issued (credit instruments), cash deposited in the table drop boxes and gaming chips purchased and exchanged at the cage. Rolling Chip and Non-Rolling Chip volume measurements are not comparable as they are two distinct measures of volume. The amounts wagered and lost for Rolling Chip play are substantially higher than the amounts dropped for Non-Rolling Chip play. Slot handle, also a volume measurement, is the gross amount wagered for the period cited.

We view Rolling Chip win as a percentage of Rolling Chip volume, Non-Rolling Chip win as a percentage of drop and slot hold (amount won by the casino) as a percentage of slot handle. Win or hold percentage represents the percentage of Rolling Chip volume, Non-Rolling Chip drop or slot handle that is won by the casino and recorded as casino revenue. Our win and hold percentages are calculated before discounts, commissions, deferring revenue associated with our loyalty programs and allocating casino revenues related to goods and services provided to patrons on a complimentary basis. Our Rolling Chip win percentage is expected to be 3.15% to 3.45% in Macao and Singapore. Actual win percentage may vary from our expected win percentage and historical win and hold percentages. Generally, slot machine play is conducted on a cash basis. In Macao and Singapore, 9.8% and 15.8%, respectively, of our table games play was conducted on a credit basis for the year ended December 31, 2022.

Casino revenue measurements for the U.S.: The volume measurements in the U.S. were slot handle, as previously described, and table games drop, which was the total amount of cash and net markers issued (credit instruments) deposited in the table drop box. We viewed table games win as a percentage of drop and slot hold as a percentage of slot handle. Our win and hold percentages were calculated before discounts, commissions, deferring revenue associated with our loyalty programs and allocating casino revenues related to goods and services provided to patrons on a complimentary basis. Similar to Macao and Singapore, slot machine play was generally conducted on a cash basis.

Hotel revenue measurements: Performance indicators used are occupancy rate (a volume indicator), which is the average percentage of available hotel rooms occupied during a period, and average daily room rate ("ADR," a price indicator), which is the average price of occupied rooms per day. Available rooms exclude those rooms unavailable for occupancy during the period due to renovation, development or other requirements (such as government mandated closure, lodging for team members and usage by the Macao and Singapore governments for quarantine measures). The calculations of the occupancy rate and ADR include the impact of rooms provided on a complimentary basis. Revenue per available room ("RevPAR") represents a summary of hotel ADR and occupancy. Because not all available rooms are occupied, ADR is normally higher than RevPAR. Reserved rooms where the guests do not show up for their stay and lose their deposit, or where guests check out early, may be re-sold to walk-in guests.

Mall revenue measurements: Occupancy, base rent per square foot and tenant sales per square foot are used as performance indicators. Occupancy represents gross leasable occupied area ("GLOA") divided by gross leasable area ("GLA") at the end of the reporting period. GLOA is the sum of: (1) tenant occupied space under lease and (2) tenants no longer occupying space, but paying rent. GLA does not include space currently under development or not on the market for lease. Base rent per square foot is the weighted average base or minimum rent charge, excluding rent concessions, in effect at the end of the reporting period for all tenants that would qualify to be included in occupancy. Tenant sales per square foot is the sum of reported comparable sales for the trailing

12 months divided by the comparable square footage for the same period. Only tenants that have been open for a minimum of 12 months are included in the tenant sales per square foot calculation.

Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021

Summary Financial Results

The reopening of borders and elimination of most pandemic-related restrictions in Singapore positively impacted the financial results of Marina Bay Sands. In contrast, tighter border and travel restrictions had an adverse impact at our Macao operations. See "COVID-19 Pandemic Update" for further information.

Net revenues for the year ended December 31, 2022 were $4.11 billion, compared to $4.23 billion for the year ended December 31, 2021. Operating loss was $792 million for the year ended December 31, 2022, compared to $689 million for the year ended December 31, 2021. Net loss from continuing operations was $1.54 billion for the year ended December 31, 2022, compared to $1.47 billion for the year ended December 31, 2021.

Operating Revenues

Our net revenues consisted of the following:

	Year Ended December 31,		Percent Change
	2022	**2021**	
	(Dollars in millions)		
Casino	$ 2,627	$ 2,892	(9.2)%
Rooms	469	415	13.0 %
Food and beverage	301	199	51.3 %
Mall	580	649	(10.6)%
Convention, retail and other	133	79	68.4 %
Total net revenues	$ 4,110	$ 4,234	(2.9)%

Consolidated net revenues were $4.11 billion for the year ended December 31, 2022, a decrease of $124 million compared to $4.23 billion for the year ended December 31, 2021, driven by a decrease of $1.27 billion at our Macao operations due to decreased visitation as tighter border restrictions were introduced throughout 2022 as a result of increased COVID-19 cases in Macao and the surrounding region. The decrease was partially offset by an increase of $1.15 billion at Marina Bay Sands, primarily due to increased visitation from the reopening of borders and elimination of most pandemic-related restrictions in April 2022.

Net casino revenues decreased $265 million compared to the year ended December 31, 2021. The decrease was driven by a $1.04 billion decrease at our Macao operations due to lower visitation across our properties resulting in decreased table games and slot volumes. Casino revenues at Marina Bay Sands increased by $775 million due to increased table games and slot volumes, driven by the reopening of borders and elimination of most pandemic-related restrictions, partially offset by a lower Rolling Chip win percentage. The following table summarizes the results of our casino activity:

	Year Ended December 31,		Change
	2022	**2021**	
	(Dollars in millions)		
Macao Operations:			
The Venetian Macao			
Total casino revenues	$ 438	$ 944	(53.6) %
Non-Rolling Chip drop	$ 1,751	$ 3,234	(45.9) %
Non-Rolling Chip win percentage	25.7 %	27.4 %	(1.7)pts
Rolling Chip volume	$ 1,295	$ 4,412	(70.6) %
Rolling Chip win percentage	3.77 %	3.99 %	(0.22)pts
Slot handle	$ 1,132	$ 1,841	(38.5) %
Slot hold percentage	3.9 %	3.9 %	— pts

	Year Ended December 31,		
	2022	**2021**	**Change**
	(Dollars in millions)		
The Londoner Macao			
Total casino revenues	$ 194	$ 396	(51.0) %
Non-Rolling Chip drop	$ 896	$ 1,755	(48.9) %
Non-Rolling Chip win percentage	21.7 %	21.6 %	0.1 pts
Rolling Chip volume	$ 936	$ 3,674	(74.5) %
Rolling Chip win percentage	5.03 %	3.23 %	1.80 pts
Slot handle	$ 671	$ 962	(30.2) %
Slot hold percentage	3.4 %	3.8 %	(0.4)pts
The Parisian Macao			
Total casino revenues	$ 116	$ 244	(52.5) %
Non-Rolling Chip drop	$ 454	$ 1,146	(60.4) %
Non-Rolling Chip win percentage	24.9 %	22.3 %	2.6 pts
Rolling Chip volume	$ 283	$ 502	(43.6) %
Rolling Chip win percentage	7.66 %	3.73 %	3.93 pts
Slot handle	$ 305	$ 787	(61.2) %
Slot hold percentage	3.8 %	3.3 %	0.5 pts
The Plaza Macao and Four Seasons Macao			
Total casino revenues	$ 146	$ 298	(51.0) %
Non-Rolling Chip drop	$ 551	$ 1,140	(51.7) %
Non-Rolling Chip win percentage	23.8 %	23.5 %	0.3 pts
Rolling Chip volume	$ 1,452	$ 2,659	(45.4) %
Rolling Chip win percentage	4.48 %	4.64 %	(0.16)pts
Slot handle	$ 21	$ 42	(50.0) %
Slot hold percentage	9.4 %	5.7 %	3.7 pts
Sands Macao			
Total casino revenues	$ 53	$ 105	(49.5) %
Non-Rolling Chip drop	$ 237	$ 433	(45.3) %
Non-Rolling Chip win percentage	17.9 %	17.1 %	0.8 pts
Rolling Chip volume	$ 192	$ 1,073	(82.1) %
Rolling Chip win percentage	4.16 %	4.39 %	(0.23)pts
Slot handle	$ 409	$ 606	(32.5) %
Slot hold percentage	3.2 %	3.1 %	0.1 pts

	Year Ended December 31,		
	2022	**2021**	**Change**
	(Dollars in millions)		
Singapore Operations:			
Marina Bay Sands			
Total casino revenues	$ 1,680	$ 905	85.6 %
Non-Rolling Chip drop	$ 4,640	$ 2,679	73.2 %
Non-Rolling Chip win percentage	18.6 %	15.0 %	3.6 pts
Rolling Chip volume	$ 21,223	$ 3,901	444.0 %
Rolling Chip win percentage	2.92 %	5.79 %	(2.87)pts
Slot handle	$ 16,547	$ 12,084	36.9 %
Slot hold percentage	4.3 %	4.2 %	0.1 pts
U.S. Operations:			
Las Vegas Operating Properties[1]			
Total net casino revenues	$ 61	$ 443	(86.2) %
Table games drop	$ 257	$ 1,630	(84.2) %
Table games win percentage	13.6 %	16.4 %	(2.8)pts
Slot handle	$ 599	$ 3,830	(84.4) %
Slot hold percentage	8.2 %	8.5 %	(0.3)pts

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(1)   The Las Vegas Operating Properties are classified as a discontinued operation. We completed the sale on February 23, 2022. Financial results are for the period through February 22, 2022.

In our experience, average win percentages remain fairly consistent when measured over extended periods of time with a significant volume of wagers, but can vary considerably within shorter time periods as a result of the statistical variances associated with games of chance in which large amounts are wagered.

Room revenues increased $54 million compared to the year ended December 31, 2021. The increase was primarily due to increased occupancy rates and ADR at Marina Bay Sands driven by increased visitation, partially offset by decreased occupancy rates and ADR driven by reduced visitation at our Macao properties. The following table summarizes the results of our room activity:

	Year Ended December 31,		
	2022	2021	Change
	(Room revenues in millions)		
Macao Operations:			
The Venetian Macao			
Total room revenues	$ 55	$ 77	(28.6) %
Occupancy rate	41.7 %	49.7 %	(8.0)pts
Average daily room rate (ADR)	$ 143	$ 155	(7.7) %
Revenue per available room (RevPAR)	$ 60	$ 77	(22.1) %
The Londoner Macao			
Total room revenues	$ 61	$ 90	(32.2) %
Occupancy rate	26.9 %	40.3 %	(13.4)pts
Average daily room rate (ADR)	$ 155	$ 160	(3.1) %
Revenue per available room (RevPAR)	$ 42	$ 64	(34.4) %
The Parisian Macao			
Total room revenues	$ 33	$ 54	(38.9) %
Occupancy rate	37.9 %	52.1 %	(14.2)pts
Average daily room rate (ADR)	$ 110	$ 118	(6.8) %
Revenue per available room (RevPAR)	$ 42	$ 61	(31.1) %
The Plaza Macao and Four Seasons Macao			
Total room revenues	$ 29	$ 45	(35.6) %
Occupancy rate	27.5 %	44.3 %	(16.8)pts
Average daily room rate (ADR)	$ 440	$ 438	0.5 %
Revenue per available room (RevPAR)	$ 121	$ 194	(37.6) %
Sands Macao			
Total room revenues	$ 6	$ 10	(40.0) %
Occupancy rate	51.1 %	68.2 %	(17.1)pts
Average daily room rate (ADR)	$ 141	$ 138	2.2 %
Revenue per available room (RevPAR)	$ 72	$ 94	(23.4) %
Singapore Operations:			
Marina Bay Sands[1]			
Total room revenues	$ 285	$ 139	105.0 %
Occupancy rate	93.1 %	70.1 %	23.0 pts
Average daily room rate (ADR)	$ 422	$ 236	78.8 %
Revenue per available room (RevPAR)	$ 393	$ 165	138.2 %
U.S. Operations:			
Las Vegas Operating Properties[2]			
Total room revenues	$ 78	$ 454	(82.8) %
Occupancy rate	84.6 %	82.4 %	2.2 pts
Average daily room rate (ADR)	$ 247	$ 221	11.8 %
Revenue per available room (RevPAR)	$ 209	$ 182	14.8 %

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(1) During the year ended December 31, 2022, approximately 500 rooms were under construction for renovation purposes.

(2) The Las Vegas Operating Properties are classified as a discontinued operation. We completed the sale on February 23, 2022. Financial results are for the period through February 22, 2022.

Food and beverage revenues increased $102 million compared to the year ended December 31, 2021. The increase was due to a $128 million increase driven by increased business volume at food and beverage outlets and banquets at Marina Bay Sands, partially offset by a decrease of $26 million at our Macao operations.

Mall revenues decreased $69 million compared to the year ended December 31, 2021. A $119 million decrease in mall revenues in Macao, driven by decreases in base rent and turnover rent, and an increase in rent concessions granted to our mall tenants, was partially offset by a $50 million increase in mall revenues at Marina Bay Sands, driven by a decrease in rent concessions granted to our mall tenants and an increase in turnover rent.

For further information related to the financial performance of our malls, see "Additional Information Regarding our Retail Mall Operations." The following table summarizes the results of our malls on the Cotai Strip in Macao and in Singapore:

| | Year Ended December 31, | | |
	2022	2021	Change
	(Mall revenues in millions)		
Macao Operations:			
Shoppes at Venetian			
Total mall revenues	$ 154	$ 194	(20.6) %
Mall gross leasable area (in square feet)	813,832	814,784	(0.1) %
Occupancy	81.0 %	79.7 %	1.3 pts
Base rent per square foot	$ 274	$ 292	(6.2) %
Tenant sales per square foot[1]	$ 932	$ 1,348	(30.9) %
Shoppes at Londoner			
Total mall revenues	$ 47	$ 55	(14.5) %
Mall gross leasable area (in square feet)	610,238	532,175	14.7 %
Occupancy	54.7 %	54.4 %	0.3 pts
Base rent per square foot	$ 134	$ 152	(11.8) %
Tenant sales per square foot[1]	$ 1,139	$ 1,462	(22.1) %
Shoppes at Parisian			
Total mall revenues	$ 25	$ 39	(35.9) %
Mall gross leasable area (in square feet)	296,322	296,322	— %
Occupancy	67.6 %	74.5 %	(6.9)pts
Base rent per square foot	$ 107	$ 133	(19.5) %
Tenant sales per square foot[1]	$ 338	$ 648	(47.8) %
Shoppes at Four Seasons			
Total mall revenues	$ 127	$ 184	(31.0) %
Mall gross leasable area (in square feet)	248,674	244,208	1.8 %
Occupancy	93.6 %	94.3 %	(0.7)pts
Base rent per square foot	$ 538	$ 549	(2.0) %
Tenant sales per square foot[1]	$ 3,806	$ 6,300	(39.6) %
Singapore Operations:			
The Shoppes at Marina Bay Sands			
Total mall revenues	$ 226	$ 176	28.4 %
Mall gross leasable area (in square feet)	622,007	622,362	(0.1) %
Occupancy	99.5 %	98.2 %	1.3 pts
Base rent per square foot	$ 284	$ 277	2.5 %
Tenant sales per square foot[1]	$ 2,596	$ 1,614	60.8 %

Note: This table excludes the results of retail outlets at Sands Macao. As a result of the COVID-19 Pandemic, tenants were provided rent concessions during the year ended December 31, 2022 and 2021. Base rent per square foot presented above excludes the impact of these rent concessions.

Tenant sales per square foot is the sum of reported comparable sales for the trailing 12 months divided by the comparable square footage for the same period.

Convention, retail, and other revenues increased $54 million compared to the year ended December 31, 2021. The increase was due to increases of $47 million and $7 million at Marina Bay Sands and our Macao operations, respectively, driven primarily by increases in convention revenue at Marina Bay Sands, and quarantine room revenue at the Sheraton Grand Macao hotel and The Parisian Macao.

Operating Expenses

Our operating expenses consisted of the following:

	Year Ended December 31,		
	2022	2021	Percent Change
	(Dollars in millions)		
Casino	$ 1,792	$ 2,068	(13.3)%
Rooms	173	164	5.5 %
Food and beverage	319	244	30.7 %
Mall	73	65	12.3 %
Convention, retail and other	103	85	21.2 %
Provision for credit losses	15	3	400.0 %
General and administrative	936	831	12.6 %
Corporate	235	211	11.4 %
Pre-opening	13	19	(31.6)%
Development	143	109	31.2 %
Depreciation and amortization	1,036	1,041	(0.5)%
Amortization of leasehold interests in land	55	56	(1.8)%
Loss on disposal or impairment of assets	9	27	(66.7)%
Total operating expenses	$ 4,902	$ 4,923	(0.4)%

Operating expenses were $4.90 billion for the year ended December 31, 2022, a decrease of $21 million compared to $4.92 billion for the year ended December 31, 2021. The decrease was primarily driven by a $276 million decrease in casino expenses, partially offset by increases of $105 million in general and administrative expenses, $75 million in food and beverage expenses, $34 million in in development expenses and $24 million in corporate expenses.

Casino expenses decreased $276 million compared to the year ended December 31, 2021. The decrease was primarily attributable to a decrease of $290 million in gaming taxes. The $1.04 billion decrease in casino revenue at our Macao operating properties is subject to a 39% tax rate, whereas the $775 million increase in casino revenue at Marina Bay Sands is subject to a lower tax rate.

Food and beverage expenses increased $75 million compared to the year ended December 31, 2021. The increase was due to an $86 million increase at Marina Bay Sands, driven by increased business volume at food outlets and banquets and consistent with increased revenues, partially offset by an $11 million decrease at our Macao operations.

Convention, retail and other expenses increased $18 million compared to the year ended December 31, 2021, primarily driven by an increase of $16 million, consistent with increased revenues at Marina Bay Sands.

The provision for credit losses was $15 million for the year ended December 31, 2022, compared to $3 million for the year ended December 31, 2021. The $12 million increase was primarily driven by an $11 million increase at Marina Bay Sands due to an increase in new credit issued and patrons who were unable to return to the property. The amount of this provision can vary over short periods of time because of factors specific to the patrons who owe us money from gaming activities. We believe the amount of our provision for credit losses in the future will depend upon the state of the economy, our credit standards, our risk assessments and the judgment of our employees responsible for granting credit.

General and administrative expenses increased $105 million compared to the year ended December 31, 2021, primarily driven by increases at Marina Bay Sands. The increases were primarily driven by increases in property operation costs, marketing and payroll to support the increased visitation and property tax and insurance costs.

Corporate expenses increased $24 million compared to the year ended December 31, 2021. The increase was primarily driven by increases in bonuses and stock-based compensation.

Pre-opening expenses represent personnel and other costs incurred prior to the opening of new ventures, which are expensed as incurred. The majority of pre-opening expenses for the year ended December 31, 2022, related to Marina Bay Sands. Pre-opening expenses for the year ended December 31, 2021, related to The Londoner Macao.

Development expenses were $143 million for the year ended December 31, 2022, compared to $109 million for the year ended December 31, 2021. During the year ended December 31, 2022, the costs were associated with our evaluation and pursuit of new business opportunities, primarily in Florida and Texas, and our digital gaming related efforts. Development costs are expensed as incurred.

Loss on disposal or impairment of assets was $9 million for the year ended December 31, 2022, compared to $27 million for the year ended December 31, 2021. The losses incurred for the year ended December 31, 2022, were primarily due to $4 million in asset disposals related to aircraft parts and $3 million in asset disposal and demolition costs, primarily at The Londoner Macao, The Venetian Macao, Sands Macao and our corporate offices. The losses for the year ended December 31, 2021, were primarily due to asset disposals and demolition costs related to The Londoner Macao.

Segment Adjusted Property EBITDA

The following table summarizes information related to our segments (see "Item 8 — Financial Statements and Supplementary Data — Notes to Consolidated Financial Statements — Note 20 — Segment Information" for discussion of our operating segments):

	Year Ended December 31,		
	2022	2021	Percent Change
	(Dollars in millions)		
Macao:			
The Venetian Macao	$ (25)	$ 297	(108.4)%
The Londoner Macao	(189)	(84)	125.0 %
The Parisian Macao	(103)	(17)	505.9 %
The Plaza Macao and Four Seasons Macao	81	219	(63.0)%
Sands Macao	(81)	(69)	17.4 %
Ferry Operations and Other	(7)	(8)	(12.5)%
	(324)	338	(195.9)%
Marina Bay Sands	1,056	448	135.7 %
Consolidated adjusted property EBITDA[1]	$ 732	$ 786	(6.9)%
Las Vegas Operating Properties[2]	$ 63	$ 290	(78.3)%

(1) Consolidated adjusted property EBITDA, which is a non-GAAP financial measure, is used by management as the primary measure of the operating performance of our segments. Consolidated adjusted property EBITDA is net income/loss before stock-based compensation expense, corporate expense, pre-opening expense, development expense, depreciation and amortization, amortization of leasehold interests in land, gain or loss on disposal or impairment of assets, interest, other income or expense, gain or loss on modification or early retirement of debt and income taxes. Consolidated adjusted property EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations and operating performance. In particular, management utilizes consolidated adjusted property EBITDA to compare the operating profitability of our operations with those of our competitors, as well as a basis for determining certain

incentive compensation. Integrated Resort companies have historically reported adjusted property EBITDA as a supplemental performance measure to GAAP financial measures. In order to view the operations of their properties on a more stand-alone basis, Integrated Resort companies, including Las Vegas Sands Corp., have historically excluded certain expenses that do not relate to the management of specific properties, such as pre-opening expense, development expense and corporate expense, from their adjusted property EBITDA calculations. Consolidated adjusted property EBITDA should not be interpreted as an alternative to income from operations (as an indicator of operating performance) or to cash flows from operations (as a measure of liquidity), in each case, as determined in accordance with GAAP. We have significant uses of cash flow, including capital expenditures, dividend payments, interest payments, debt principal repayments and income taxes, which are not reflected in consolidated adjusted property EBITDA. Not all companies calculate adjusted property EBITDA in the same manner. As a result, our presentation of consolidated adjusted property EBITDA may not be directly comparable to similarly titled measures presented by other companies.

| | Year Ended December 31, | |
	2022	2021
	(In millions)	
Consolidated adjusted property EBITDA	$ 732	$ 786
Other Operating Costs and Expenses		
Stock-based compensation[a]	(33)	(12)
Corporate	(235)	(211)
Pre-opening	(13)	(19)
Development	(143)	(109)
Depreciation and amortization	(1,036)	(1,041)
Amortization of leasehold interests in land	(55)	(56)
Loss on disposal or impairment of assets	(9)	(27)
Operating loss	(792)	(689)
Other Non-Operating Costs and Expenses		
Interest income	116	4
Interest expense, net of amounts capitalized	(702)	(621)
Other expense	(9)	(31)
Loss on modification or early retirement of debt	—	(137)
Income tax (expense) benefit	(154)	5
Net loss from continuing operations	$ (1,541)	$ (1,469)

(a) During the years ended December 31, 2022 and 2021, the Company recorded stock-based compensation expense of $70 million and $27 million, respectively, of which $37 million and $15 million, respectively, was included in corporate expense in the accompanying consolidated statements of operations.

(2) The Las Vegas Operating Properties are classified as a discontinued operation. We completed the sale on February 23, 2022. Financial results are for the period through February 22, 2022.

Adjusted property EBITDA at our Macao operations decreased $662 million compared to the year ended December 31, 2021. The decrease was primarily due to decreased casino, mall and room revenues, driven by decreased visitation at our properties as tighter border and travel restrictions were in place in 2022 as a result of increased COVID-19 cases in Macao and the surrounding areas.

Adjusted property EBITDA at Marina Bay Sands increased $608 million compared to the year ended December 31, 2021. The increase was primarily due to increased casino, room, food and beverage and mall operations driven by increased visitation and loosened pandemic-related restrictions implemented in April 2022.

Discontinued Operation

Adjusted property EBITDA at our Las Vegas Operating Properties decreased $227 million compared to the year ended December 31, 2021. The decrease was primarily due to the current year activity representing only 53 days of operations as we completed the sale of the Las Vegas Operating properties on February 23, 2022, partially offset by increased casino and room operations as Las Vegas Operating Properties operated under pre-pandemic guidelines.

Interest Expense

The following table summarizes information related to interest expense:

| | Year Ended December 31, | |
| | 2022 | 2021 |
	(Dollars in millions)	
Interest cost	$ 706	$ 636
Less — capitalized interest	(4)	(15)
Interest expense, net	$ 702	$ 621
Cash paid for interest	$ 618	$ 606
Weighted average total debt balance	$ 15,298	$ 14,592
Weighted average interest rate	4.6 %	4.4 %

Interest cost increased $70 million compared to the year ended December 31, 2021, resulting primarily from increases in our weighted average interest rate and weighted average total debt balance. The weighted average debt balance increased due to draws of $1.20 billion on the SCL revolver during the year ended December 31, 2022. Additionally, the weighted average interest rate increased primarily due to increased interest rates on the SCL revolver and the MBS credit facility in line with increases in market rates and increased interest rates on the SCL senior notes in connection with the credit rating downgrades in February and June 2022 (see "Item 8 — Financial Statements and Supplementary Data — Notes to Consolidated Financial Statements — Note 12 — Long-Term Debt").

Other Factors Affecting Earnings

Interest income was $116 million for the year ended December 31, 2022, compared to $4 million for the year ended December 31, 2021. This increase was primarily from the $90 million in interest income on money market funds and bank deposits driven by an increase in cash due to the sale of the Las Vegas Operating Properties and higher interest rates. We also had $21 million in interest income from the seller financing loan in connection with the sale of the Las Vegas Operating Properties in 2022.

Other expense was $9 million for the year ended December 31, 2022, compared to $31 million during the year ended December 31, 2021. The change was due to the fluctuation in the exchange rate between the U.S. dollar and pataca in connection with our U.S. dollar denominated debt held by SCL.

Our income tax expense was $154 million on a loss from continuing operations before income taxes of $1.39 billion for the year ended December 31, 2022, resulting in an 11.1% effective income tax rate. This compares to a (0.3)% effective income tax rate for the year ended December 31, 2021. The income tax expense for the year ended December 31, 2022, reflects a 17% statutory tax rate on our Singapore operations, a 21% corporate income tax rate on our U.S. operations, and a zero percent tax rate on our Macao gaming operations due to our income tax exemption in Macao. Our U.S. operations recorded a valuation allowance on certain U.S. foreign tax credits, which we no longer expect to utilize. Our U.S. tax expense was partially offset by a tax benefit associated with the pre-tax book losses incurred for the year ended December 31, 2022.

We have had the benefit of a corporate tax exemption in Macao, which exempts us from paying the 12% corporate income tax on profits generated by the operation of casino games, but does not apply to our non-gaming activities. We continued to benefit from this tax exemption through December 31, 2022. Additionally, we entered into a shareholder dividend tax agreement with the Macao government in April 2019, effective through June 26, 2022, providing an annual payment as a substitution for a 12% tax otherwise due from VML shareholders on dividend distributions paid from VML gaming profits. In December 2022, we requested a corporate tax exemption on profits generated by the operation of casino games in Macao for the new gaming concession period effective from January 1, 2023 through December 31, 2032, or for a period of corporate tax exemption that the Chief Executive of Macao may deem more appropriate. We are evaluating the timing of an application for a new shareholder dividend tax agreement.

The net loss attributable to our noncontrolling interests from continuing operations was $475 million for the year ended December 31, 2022, compared to $315 million for the year ended December 31, 2021. These amounts were related to the noncontrolling interest of SCL.

Additional Information Regarding our Retail Mall Operations

The following tables summarize the results of our mall operations on the Cotai Strip and at Marina Bay Sands for the years ended December 31, 2022 and 2021:

	Shoppes at Venetian	Shoppes at Four Seasons	Shoppes at Londoner	Shoppes at Parisian	The Shoppes at Marina Bay Sands
			(In millions)		
For the year ended December 31, 2022					
Mall revenues:					
Minimum rents[1]	$ 168	$ 119	$ 30	$ 22	$ 145
Overage rents	6	8	11	2	51
Rent concessions[2]	(47)	(10)	(6)	(7)	—
Total overage rents and rent concessions	(41)	(2)	5	(5)	51
CAM, levies and direct recoveries	27	10	12	8	30
Total mall revenues	154	127	47	25	226
Mall operating expenses:					
Common area maintenance	11	5	7	4	20
Marketing and other direct operating expenses	7	6	4	3	5
Mall operating expenses	18	11	11	7	25
Property taxes[3]	1	—	—	—	4
Mall-related expenses[4]	$ 19	$ 11	$ 11	$ 7	$ 29
For the year ended December 31, 2021					
Mall revenues:					
Minimum rents[1]	$ 181	$ 121	$ 29	$ 29	$ 144
Overage rents	15	54	15	6	25
Rent concessions[2]	(31)	(1)	(3)	(6)	(24)
Other[5]	—	—	—	—	6
Total overage rents and rent concessions	(16)	53	12	—	7
CAM, levies and direct recoveries	29	10	14	10	25
Total mall revenues	194	184	55	39	176
Mall operating expenses:					
Common area maintenance	12	5	7	4	16
Marketing and other direct operating expenses	6	4	3	2	6
Mall operating expenses	18	9	10	6	22
Property taxes[3]	1	—	—	—	2
Provision for (recovery of) credit losses	(1)	—	—	3	—
Mall-related expenses[4]	$ 18	$ 9	$ 10	$ 9	$ 24

_____

Note: This table excludes the results of our mall operations at Sands Macao.

(1) Minimum rents include base rents and straight-line adjustments of base rents.

(2) Rent concessions were provided to tenants as a result of the COVID-19 Pandemic and the related impact on mall operations.

(3)   Commercial property that generates rental income is exempt from property tax for the first six years for newly constructed buildings in Cotai. If the property also qualifies for Tourism Utility Status, the property tax exemption can be extended to twelve years with effect from the opening of the property. To date, The Venetian Macao, The Plaza Macao and Four Seasons Macao, The Londoner Macao and The Parisian Macao have obtained an extended exemption. The exemption for The Venetian Macao and The Plaza Macao and Four Seasons Macao expired in August 2019 and August 2020, respectively, and the exemption for The Londoner Macao and The Parisian Macao will be expiring in December 2027 and September 2028, respectively.

(4)   Mall-related expenses consist of CAM, marketing fees and other direct operating expenses, property taxes and provision for credit losses, but excludes depreciation and amortization and general and administrative costs.

(5)   The amount for Marina Bay Sands of $6 million related to a grant provided by the Singapore government to lessors to support small and medium enterprises impacted by the COVID-19 Pandemic in connection with their rent obligations.

It is common in the mall operating industry for companies to disclose mall net operating income ("NOI") as a useful supplemental measure of a mall's operating performance. Because NOI excludes general and administrative expenses, interest expense, impairment losses, depreciation and amortization, gains and losses from property dispositions, allocations to noncontrolling interests and provision for income taxes, it provides a performance measure that, when compared year over year, reflects the revenues and expenses directly associated with owning and operating commercial real estate properties and the impact on operations from trends in occupancy rates, rental rates and operating costs.

In the table above, we believe taking total mall revenues less mall-related expenses provides an operating performance measure for our malls. Other mall operating companies may use different methodologies for deriving mall-related expenses. As such, this calculation may not be comparable to the NOI of other mall operating companies.

Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020

A discussion of changes in our results of operations between 2021 and 2020 has been omitted from this Form 10-K and can be found in "Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations — Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020" of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021.

Liquidity and Capital Resources

Cash Flows — Summary

Our cash flows consisted of the following:

	Year Ended December 31,	
	2022	**2021**
	(In millions)	
Net cash used in operating activities from continuing operations	$ (944)	$ (243)
Cash flows from investing activities from continuing operations:		
Capital expenditures	(651)	(828)
Proceeds from disposal of property and equipment	9	7
Acquisition of intangible assets and other	(129)	(11)
Proceeds from seller loan	50	—
Net cash used in investing activities from continuing operations	(721)	(832)
Cash flows from financing activities from continuing operations:		
Proceeds from exercise of stock options	—	19
Tax withholding on vesting of equity awards	(1)	—
Proceeds from long-term debt	1,200	2,702
Repayments of long-term debt	(66)	(1,867)
Payments of financing costs	(11)	(38)
Make-whole premium on early extinguishment of debt	—	(131)
Transaction with discontinued operations	5,032	178
Net cash generated from financing activities from continuing operations	$ 6,154	$ 863
Net cash generated from (used in) discontinued operations	$ —	$ 16

A discussion of changes in cash flows between 2021 and 2020 has been omitted from this Form 10-K and can be found in "Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021.

Cash Flows — Operating Activities

Table games play at our properties is conducted on a cash and credit basis, while slot machine play is primarily conducted on a cash basis. Our rooms, food and beverage and other non-gaming revenues are conducted primarily on a cash basis and to a lesser extent as a trade receivable. Operating cash flows are generally affected by changes in operating income, accounts receivable, gaming related liabilities and interest payments. For the year ended December 31, 2022, cash used in operations was $944 million, an increase of $701 million compared to $243 million for the year ended December 31, 2021. The increase in cash used for operations was primarily due to cash tax payments inclusive of, and primarily due to, the gain on sale of the Las Vegas Operations totaling $612 million, and our Macao operations generating increased operating losses and working capital requirements due to the decrease in visitation resulting from COVID-19 travel restrictions across key China markets in 2022 and Macao experiencing COVID-19 cases at various times throughout 2022. This cash usage was partially offset by operating cash flows provided by Marina Bay Sands due to the acceleration of visitation and elimination of restrictions in Singapore over the course of 2022.

Cash Flows — Investing Activities

Capital expenditures for the year ended December 31, 2022, totaled $651 million. Included in this amount was $348 million at Marina Bay Sands in Singapore and $243 million for construction and development activities in Macao, which consisted of $175 million for The Londoner Macao, $52 million for The Venetian Macao, $9 million for The Plaza Macao and Four Seasons Macao, $4 million for Sands Macao and $3 million for The Parisian Macao. Additionally, this amount included $60 million for corporate and other.

Capital expenditures for the year ended December 31, 2021, totaled $828 million, including $653 million in Macao, which consisted of $551 million for The Londoner Macao, $71 million for The Venetian Macao and $19 million for The Plaza Macao and Four Seasons Macao primarily for The Grand Suites at Four Seasons, $7 million from Sands Macao, $4 million for The Parisian Macao and $1 million for Ferry and Other; $148 million at Marina Bay Sands in Singapore; and $27 million for corporate and other.

Cash Flows — Financing Activities

Net cash flows generated from financing activities were $6.15 billion for the year ended December 31, 2022, which was primarily attributable to the net proceeds from the sale of the Las Vegas Operating Properties of $4.89 billion and $1.20 billion from the drawdown of our SCL revolving facility. These items were partially offset by $66 million in repayments on long-term debt and $11 million in deferred offering costs relating to obtaining LVSC Revolving Facility lender consents to consummate the Las Vegas Sale and the covenant waiver obtained on the 2018 SCL Credit Facility.

Net cash flows generated from financing activities were $863 million for the year ended December 31, 2021, which was primarily attributable to net proceeds of $756 million, received from the drawdown of our SCL revolving facility, and transactions with discontinued operations. These items were partially offset by a $131 million make-whole premium for the early redemption of the SCL senior note due 2023 and $38 million in financing costs related to the issuance of the new unsecured notes at SCL and the covenant waivers obtained on the LVSC Revolving Facility, 2018 SCL Credit Facility and 2012 Singapore Credit Facility.

As of December 31, 2022, we had $2.48 billion available for borrowing under our U.S., Macao and Singapore revolving facilities, net of letters of credit. Additionally, we had $2.74 billion available for borrowing under the 2012 Singapore Delayed Draw Term Facility to finance construction costs incurred in connection with the MBS Expansion Project.

Cash Flows — Discontinued Operations

Cash flows from discontinued operations for the twelve months ended December 31, 2022, were primarily attributable to $4.89 billion in net proceeds from the Las Vegas Sale, which were transferred to continuing operations.

Capital Financing Overview

We fund our development projects primarily through borrowings from our debt instruments (see "Item 8 — Financial Statements and Supplementary Data — Notes to Consolidated Financial Statements — Note 12 — Long-Term Debt") and operating cash flows.

On February 23, 2022, we closed the sale of our Las Vegas Operations. At closing, we received approximately $5.05 billion in cash proceeds, before transaction costs and income taxes. The net proceeds of approximately $4.36 billion, after working capital adjustments, transaction costs and the payment of income taxes throughout 2022, will be used for incremental liquidity and general corporate purposes, which may include capital expenditures and development activities. In connection with the closing of the sale, we may be required to make certain payments ("Support Payments") to OpCo. The Support Payments are payable on a monthly basis following the closing through the year ending December 31, 2023, based upon the performance of the Las Vegas Operations relative to certain agreed upon target metrics and subject to quarterly and annual adjustments. Our remaining payment obligations are subject to a cap equal to $250 million for the period beginning January 1, 2023 and ending December 31, 2023. No Support Payments were made for the period post-close through December 31, 2022. On January 31, 2023, the Company received notice from OpCo that the Contingent Lease Support Agreement had terminated pursuant to its terms and that neither party would have any further liability or obligation thereunder.

Our U.S., SCL and Singapore credit facilities, as amended, contain various financial covenants, which include maintaining a maximum leverage ratio or net debt, as defined, to trailing twelve-month adjusted earnings before interest, income taxes, depreciation and amortization, as defined. In September 2021, LVSC extended the amendment, pursuant to which lenders, among other things, removed LVSC's requirement to maintain a maximum leverage ratio as of the last day of the fiscal quarter, through and including December 31, 2022. In November 2022, SCL extended the waiver and amendment request letter, pursuant to which lenders, among other things, waived SCL's requirement to ensure the leverage ratio does not exceed 4.0x and the interest coverage ratio is greater than

2.50x, through July 31, 2023. In September 2021, MBS extended the amendment letter, pursuant to which MBS will not have to comply with the leverage or interest coverage covenants as of the last day of the fiscal quarter, through and including December 31, 2022. Our compliance with our financial covenants for periods beyond December 31, 2022 could be affected by certain factors beyond our control, such as the impact of the COVID-19 Pandemic, including travel, quarantine and border restrictions occurring in the future. We will pursue additional waivers to meet the required financial covenant ratios, which include a maximum leverage ratio of 4.0x, 4.0x and 4.5x under our U.S., Macao and Singapore credit facilities, respectively, for periods beyond December 31, 2022 for LVSC and MBS and July 31, 2023 for SCL, if deemed necessary. We believe we will be successful in obtaining the additional waivers, although no assurance can be provided that such waivers will be granted, which could negatively impact our ability to be in compliance with our debt covenants for periods beyond December 31, 2022 for LVSC and MBS and July 31, 2023 for SCL. The 2018 SCL Credit Facility expires on July 31, 2023; however, we believe we will be successful in extending the maturity date of the facility prior to its expiration. If we are unable to extend the maturity date or refinance the 2018 SCL Credit Facility, we would be required to seek alternative forms of capital to repay the outstanding balance and our available liquidity may be reduced.

On January 30, 2023, LVSC entered into the Fourth Amendment with lenders to the LVSC Revolving Credit Agreement. Pursuant to the Fourth Amendment, the existing LVSC Revolving Credit Agreement was amended to (a) determine consolidated adjusted EBITDA on a year-to-date annualized basis during the period commencing on the effective date and ending on and including December 31, 2023, as follows: (i) for the fiscal quarter ending March 31, 2023, consolidated adjusted EBITDA for such fiscal quarter multiplied by four, (ii) for the fiscal quarter ending June 30, 2023, consolidated adjusted EBITDA for such fiscal quarter and the immediately preceding fiscal quarter multiplied by two, and (iii) for the fiscal quarter ending September 30, 2023, consolidated adjusted EBITDA for such fiscal quarter and the two immediately preceding fiscal quarters, multiplied by four-thirds; (b) extend the period during which LVSC is required to maintain a specified amount of minimum liquidity as of the last day of each month to December 31, 2023; and (c) extend the period during which LVSC is unable to declare or pay any dividend or other distribution, unless liquidity is greater than $1.0 billion on a pro forma basis after giving effect to such dividend or distribution, to December 31, 2023.

Any defaults under our debt agreements would allow the lenders, in each case, to exercise their rights and remedies as defined under their respective agreements. If the lenders were to exercise their rights to accelerate the due dates of the indebtedness outstanding, there can be no assurance we would be able to repay or refinance any amounts that may become due and payable under such agreements, which could force us to restructure or alter our operations or debt obligations.

We held unrestricted cash and cash equivalents of $6.31 billion and restricted cash of $125 million as of December 31, 2022, of which approximately $2.57 billion of the unrestricted amount is held by non-U.S. subsidiaries. Of the $2.57 billion, approximately $2.06 billion is available to be repatriated, either in the form of dividends or via intercompany loans or advances, to the U.S., subject to levels of earnings, cash flow generated from gaming operations and various other factors, including dividend requirements to third-party public stockholders in the case of funds being repatriated from SCL, compliance with certain local statutes, laws and regulations currently applicable to our subsidiaries and restrictions in connection with their contractual arrangements. We do not expect withholding taxes or other foreign income taxes to apply should these earnings be distributed in the form of dividends or otherwise.

We believe the cash on hand and cash flow generated from operations, as well as the $2.48 billion available for borrowing under our U.S., Macao and Singapore credit facilities, net of outstanding letters of credit, and SGD 3.69 billion (approximately $2.74 billion at exchange rates in effect on December 31, 2022) under the 2012 Singapore Delayed Draw Term Facility, as of December 31, 2022 (only available for draws after the construction cost estimate and construction schedule for the MBS Expansion Project have been delivered to the lenders), will be sufficient to maintain compliance with the financial covenants of our credit facilities and fund our working capital needs, committed and planned capital expenditures, development opportunities and debt obligations. In the normal course of our activities, we will continue to evaluate global capital markets to consider future opportunities for enhancements of our capital structure. During the year ended December 31, 2022, SCL drew down $114 million and HKD 8.50 billion (approximately $1.09 billion at exchange rates in effect on December 31, 2022) under the SCL revolving facility for general corporate purposes.

We have suspended our quarterly dividend program beginning in April 2020, and SCL suspended its dividend payments after paying its interim dividend for 2019 on February 21, 2020.

We believe we have a strong balance sheet and sufficient liquidity in place, including access to available borrowing capacity under our credit facilities. We also believe we are well positioned to support our continuing operations, complete the major construction projects underway, meet our commitments under the Macao Concession and respond to the current COVID-19 Pandemic challenges. We have taken various mitigating measures to manage through the current environment, including a cost and capital expenditure reduction program to minimize cash outflow for non-essential items.

Share Repurchase Program

In June 2018, our Board of Directors authorized the repurchase of $2.50 billion of our outstanding common stock, which was to expire in November 2020. In October 2020, our Board of Directors authorized the extension of the expiration date of the remaining repurchase amount of $916 million to November 2022 and in October 2022, our Board of Directors authorized the further extension of the expiration date of the remaining repurchase amount of $916 million to November 2024. During the year ended December 31, 2022, no shares of our common stock were repurchased under this program. All share repurchases of our common stock have been recorded as treasury stock. Repurchases of our common stock are made at our discretion in accordance with applicable federal securities laws in the open market or otherwise. The timing and actual number of shares to be repurchased in the future will depend on a variety of factors, including our financial position, earnings, cash flows, legal requirements, other investment opportunities and market conditions.

Aggregate Indebtedness and Other Contractual Obligations

Our total long-term indebtedness and other contractual obligations are summarized below as of December 31, 2022:

	Payments Due by Period[1]				
	2023	2024 - 2025	2026 - 2027	Thereafter	Total
	(In millions)				
Long-Term Debt Obligations[2]					
LVSC Senior Notes	$ —	$ 2,250	$ 1,000	$ 750	$ 4,000
SCL Senior Notes	—	1,800	1,500	3,850	7,150
2018 SCL Credit Facility — Revolving	1,958	—	—	—	1,958
2012 Singapore Credit Facility	62	1,165	1,676	—	2,903
Singapore Delayed Draw Term Facility	—	15	31	—	46
Other Debt[3]	11	14	1	—	26
Fixed Interest Payments	480	898	521	379	2,278
Variable Interest Payments[4]	206	235	35	—	476
Macao Concession Related[5]					
Macao Annual Premium[6]	41	82	82	203	408
Handover Record[7]	13	25	85	212	335
Contractual Obligations					
Operating Leases, Including Imputed Interest[8]	14	19	14	304	351
Mall Deposits[9]	65	58	13	13	149
Other[10]	95	96	39	134	364
Total	$ 2,945	$ 6,657	$ 4,997	$ 5,845	$ 20,444

---

(1) As of December 31, 2022, we had a $100 million liability related to uncertain tax positions. We do not expect this liability to result in a payment of cash within the next 12 months. We are unable to reasonably

estimate the timing of the liability in individual years beyond 12 months due to uncertainties in the timing of the effective settlement of tax positions; therefore, such amounts are not included in the table.

(2) See "Item 8 — Financial Statements and Supplementary Data — Notes to Consolidated Financial Statements — Note 12 — Long-Term Debt" for further details on these financing transactions and "Item 8 — Financial Statements and Supplementary Data — Notes to Consolidated Financial Statements — Note 16 — Leases" for further details on finance leases.

(3) Other debt consists of finance leases, including imputed interest, and other financed purchased obligations, including the related interest.

(4) Based on the 1-month rate as of December 31, 2022, Secured Overnight Financing Rate ("SOFR") of 4.30%, Hong Kong Inter-Bank Offer Rate ("HIBOR") of 4.35% and Singapore Swap Offer Rate ("SOR") of 2.53%, plus the applicable interest rate spread in accordance with the respective debt agreements.

(5) In addition to the amounts listed in the table above, under the Macao Concession, we have committed to spend 30.24 billion patacas (approximately $3.77 billion at exchange rates in effect on December 31, 2022) through 2032 on both capital and operating projects, including 27.80 billion patacas (approximately $3.46 billion at exchange rates in effect on December 31, 2022) in non-gaming projects. We will be required to increase our investment in non-gaming projects by up to 20% in the following year subject to a trigger, namely if Macao's annual market gross gaming revenue achieves or exceeds 180 billion patacas (approximately $22.42 billion at exchange rates in effect on December 31, 2022). The 20% increase is subject to a deduction of 4% per year if the revenue trigger occurs on or after 2028 (the sixth year of the term of the Concession). This potential additional investment is estimated to be approximately $700 million. As the exact timing of this spend has not been finalized, these amounts have not been included in the table above.

We are also required to pay a 35% gross gaming revenue special gaming tax and a 5% gross gaming revenue contribution in Macao, which amounts we pay are variable in nature. Under the Concession, however, we are obligated to pay a special annual gaming premium if the average of the gross gaming revenues of our gaming tables and our electrical or mechanical gaming machines, including slot machines, is lower than a certain minimum amount determined by the Macao government; such special premium being the difference between the gaming tax based on the actual gross gaming revenues and that of the specified minimum amount. Based on the maximum number of gaming tables and gaming machines we are currently authorized to operate, if the monthly special gaming taxes paid during the year aggregates to less than 4.50 billion patacas (approximately $561 million at exchange rates in effect on December 31, 2022), we would be required to pay the difference as the special annual gaming premium.

(6) We are required to pay an annual premium with a fixed portion and a variable portion, which is based on the number and type of gaming tables and gaming machines we operate. Based on the gaming tables and gaming machines (which is at the maximum number of tables and machines currently allowed by the Macao government) in operation as of January 1, 2023, the annual premium payable to the Macao government is approximately $41 million for the years ending December 31, 2023 through December 31, 2027, respectively, and $203 million in aggregate thereafter through the termination of the Concession in December 2032.

(7) Under the Handover Record, we are required to make annual payments of 750 patacas per square meter for the first three years and 2,500 patacas per square meter for the following seven years (approximately $93 and $311, respectively, at exchange rates in effect on December 31, 2022). The annual payment of 750 patacas per square meter will be adjusted with the Macao average price index of the corresponding preceding year for years two and three and the annual payment of 2,500 patacas per square meter will be adjusted with the Macao average price index of the corresponding preceding year for years five through ten.

(8) We are party to certain operating leases for real estate, which primarily include $319 million related to long-term land leases in Macao with an anticipated lease term of 50 years and $16 million related to a long-term land lease in Las Vegas with a 40-year lease term. See "Item 8 — Financial Statements and Supplementary Data — Notes to Consolidated Financial Statements — Note 16 — Leases" for further details on operating leases.

(9) Mall deposits consist of refundable security deposits received from mall tenants.

(10) Primarily consists of all other non-cancellable contractual obligations and primarily relates to certain hotel management and service agreements, as described below. The amounts exclude open purchase orders with our suppliers that have not yet been received as these agreements generally allow us the option to cancel, reschedule and adjust terms based on our business needs prior to the delivery of goods or performance of services. Some of our hotel properties operate pursuant to management agreements with various experienced third-party hotel operators (management companies), whereby the management company controls the day-to-day operations of each of these hotels, and we are granted limited approval rights with respect to certain of the management company's actions. The non-cancelable period of our management agreements ranges from 14 to 40 years with various extension provisions and some with early termination options. Each management company receives a base management fee, generally a percentage of revenue as defined. There are also monthly fees for certain support services and some also include incentive fees based on attaining certain financial thresholds.

Off-Balance Sheet Arrangements

We have not entered into any transactions with special purpose entities, nor have we engaged in any derivative transactions other than foreign currency swaps. Refer to "Item 8 — Financial Statements and Supplementary Data — Notes to Consolidated Financial Statements — Note 11 — Derivative Instruments" for outstanding foreign currency swaps as of December 31, 2022.

Restrictions on Distributions

We are a parent company with limited business operations. Our main asset is the stock and ownership interests of our subsidiaries. Certain of our debt instruments contain restrictions that, among other things, limit the ability of certain subsidiaries to incur additional indebtedness, issue disqualified stock or equity interests, pay dividends or make other distributions, repurchase equity interests or certain indebtedness, create certain liens, enter into certain transactions with affiliates, enter into certain mergers or consolidations or sell certain of our assets without prior approval of the lenders or noteholders.

Under the Concession, although not a restriction, we have to provide a five-day prior notification to the Macao government for any major financial decisions exceeding 10% of the share capital of VML.

Special Note Regarding Forward-Looking Statements

This report contains forward-looking statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include the discussions of our business strategies and expectations concerning future operations, margins, profitability, liquidity and capital resources. In addition, in certain portions included in this report, the words: "anticipates," "believes," "estimates," "seeks," "expects," "plans," "intends" and similar expressions, as they relate to our Company or management, are intended to identify forward-looking statements. Although we believe these forward-looking statements are reasonable, we cannot assure you any forward-looking statements will prove to be correct. These forward-looking statements involve known and unknown risks, uncertainties and other factors beyond our control, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, among others, the risks associated with:

- the uncertainty of the extent, duration and effects of the COVID-19 Pandemic and the response of governments and other third parties, including government-mandated property closures, increased operational regulatory requirements or travel restrictions, on our business, results of operations, cash flows, liquidity and development prospects;

- our ability to maintain our Concession in Macao and gaming license in Singapore;

- our ability to invest in future growth opportunities;

- the ability to execute our previously announced capital expenditure programs in Singapore, and produce future returns;

- general economic and business conditions internationally, which may impact levels of disposable income, consumer spending, group meeting business, pricing of hotel rooms and retail and mall tenant sales;

- disruptions or reductions in travel and our operations due to natural or man-made disasters, pandemics, epidemics or outbreaks of infectious or contagious diseases, political instability, civil unrest, terrorist activity or war;

- the uncertainty of consumer behavior related to discretionary spending and vacationing at our Integrated Resorts in Macao and Singapore;

- the extensive regulations to which we are subject and the costs of compliance or failure to comply with such regulations;

- new developments and construction projects and ventures, including development at our existing properties (for example, development at our Cotai Strip properties and the MBS Expansion Project);

- regulatory policies in China or other countries in which our patrons reside, or where we have operations, including visa restrictions limiting the number of visits or the length of stay for visitors from China to Macao, restrictions on foreign currency exchange or importation of currency, and the judicial enforcement of gaming debts;

- the possibility that the laws and regulations of mainland China become applicable to our operations in Macao and Hong Kong;

- the possibility that economic, political and legal developments in Macao adversely affect our Macao operations, or that there is a change in the manner in which regulatory oversight is conducted in Macao;

- our leverage, debt service and debt covenant compliance, including the pledge of certain of our assets (other than our equity interests in our subsidiaries) as security for our indebtedness and ability to refinance our debt obligations as they come due or to obtain sufficient funding for our planned, or any future, development projects;

- fluctuations in currency exchange rates and interest rates, and the possibility of increased expense as a result;

- increased competition for labor and materials due to planned construction projects in Macao and Singapore and quota limits on the hiring of foreign workers;

- our ability to compete for limited management and labor resources in Macao and Singapore, and policies of those governments may also affect our ability to employ imported managers or labor from other countries;

- our dependence upon properties primarily in Macao and Singapore for all of our cash flow and the ability of our subsidiaries to make distribution payments to us;

- the passage of new legislation and receipt of governmental approvals for our operations in Macao and Singapore and other jurisdictions where we are planning to operate;

- the ability of our insurance coverage to cover all possible losses that our properties could suffer and the potential for our insurance costs to increase in the future;

- our ability to collect gaming receivables from our credit players;

- the collectability of our outstanding loan receivable;

- our dependence on chance and theoretical win rates;

- fraud and cheating;

- our ability to establish and protect our intellectual property rights;

- reputational risk related to the license of certain of our trademarks;

- the possibility that our securities may be prohibited from being traded in the U.S. securities market under the Holding Foreign Companies Accountable Act;

- conflicts of interest that arise because certain of our directors and officers are also directors and officers of SCL;

- government regulation of the casino industry (as well as new laws and regulations and changes to existing laws and regulations), including gaming license regulation, the requirement for certain beneficial owners of our securities to be found suitable by gaming authorities, the legalization of gaming in other jurisdictions and regulation of gaming on the internet;

- increased competition in Macao, including recent and upcoming increases in hotel rooms, meeting and convention space, retail space, potential additional gaming licenses and online gaming;

- the popularity of Macao and Singapore as convention and trade show destinations;

- new taxes, changes to existing tax rates or proposed changes in tax legislation;

- the continued services of our key officers;

- any potential conflict between the interests of our Principal Stockholders and us;

- labor actions and other labor problems;

- our failure to maintain the integrity of our information and information systems or comply with applicable privacy and data security requirements and regulations could harm our reputation and adversely affect our business;

- the completion of infrastructure projects in Macao;

- limitations on the transfers of cash to and from our subsidiaries, limitations of the pataca exchange markets and restrictions on the export of the renminbi;

- the outcome of any ongoing and future litigation; and

- potential negative impacts from environmental, social and governance and sustainability matters.

All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. Readers are cautioned not to place undue reliance on these forward-looking statements. We assume no obligation to update any forward-looking statements after the date of this report as a result of new information, future events or developments, except as required by federal securities laws.

Investors and others should note we announce material financial information using our investor relations website (*https://investor.sands.com*), our company website, SEC filings, investor events, news and earnings releases, public conference calls and webcasts. We use these channels to communicate with our investors and the public about our company, our products and services, and other issues.

In addition, we post certain information regarding SCL, a subsidiary of Las Vegas Sands Corp. with ordinary shares listed on The Stock Exchange of Hong Kong Limited, from time to time on our company website and our investor relations website. It is possible the information we post regarding SCL could be deemed to be material information.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires our management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. These estimates and judgments are based on historical information, information currently available to us and on various other assumptions management believes to be reasonable under the circumstances. Actual results could vary from those estimates and we may change our estimates and assumptions in future evaluations. Changes in these estimates and assumptions may have a material effect on our results of operations and financial condition. We believe the critical accounting policies discussed below affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Provision for Expected Credit Losses

We maintain a provision for expected credit losses on casino, hotel and mall receivables and regularly evaluate the balances. We apply standard reserve percentages to aged account balances, which are grouped based on shared credit risk characteristics and days past due. The reserve percentages are based on estimated loss rates supported by historical observed default rates over the expected life of the receivable and are adjusted for forward-looking information. We also specifically analyze the collectability of each account with a balance over a specified dollar amount, based upon the age of the account, the customer's financial condition, collection history and any other known information and adjust the aforementioned reserve with the results from the individual reserve analysis. We also monitor regional and global economic conditions and forecasts, which include the impact of the COVID-19 Pandemic, in our evaluation of the adequacy of the recorded reserves.

During the year ended December 31, 2022, there continued to be a delay in payments on casino receivables due to the inability of patrons to travel to our properties or to accomplish financial transactions due to the travel restrictions caused by the COVID-19 Pandemic. The collection of casino receivables has also been impacted by liquidity issues faced by certain patrons also stemming from the COVID-19 Pandemic. We have increased the provision for credit losses where appropriate to account for the expected credit losses due to the COVID-19 Pandemic. We continue to closely monitor any delays in payments due to the COVID-19 Pandemic and will increase the provision accordingly depending on the facts and circumstances. Although we believe the provision on our casino receivables is adequate as of December 31, 2022, it is possible our provisions could increase if we experience further delays on payments from patrons.

Account balances are written off against the provision when we believe it is probable the receivable will not be recovered. Credit or marker play was 9.8% and 15.8% of table games play at our Macao properties and Marina Bay Sands, respectively, during the year ended December 31, 2022. Our provision for casino credit losses was 61.6% and 72.5% of gross casino receivables as of December 31, 2022 and 2021, respectively. The credit extended to gaming promoters can be offset by the commissions payable to said gaming promoters, which is considered in the establishment of the provision for credit losses. Our provision for credit losses from our hotel and other receivables is not material.

Litigation Accrual

We are subject to various claims and legal actions. We estimate the accruals for these claims and legal actions based on all relevant facts and circumstances currently available and include such accruals in other accrued liabilities in the consolidated balance sheets when it is determined such contingencies are both probable and reasonably estimable.

Property and Equipment

As of December 31, 2022, we had net property and equipment of $11.45 billion, representing 52.0% of our total assets. We depreciate property and equipment on a straight-line basis over their estimated useful lives. The estimated useful lives are based on the nature of the assets as well as current operating strategy and legal considerations, such as contractual life. Future events, such as property expansions, property developments, new competition or new regulations, could result in a change in the manner in which we use certain assets requiring a change in the estimated useful lives of such assets. The estimated useful lives of assets are periodically reviewed and adjusted as necessary on a prospective basis.

For assets to be held and used (including projects under development), fixed assets are reviewed for impairment whenever indicators of impairment exist. If an indicator of impairment exists, we first group our assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (the "asset group"). Secondly, we estimate the undiscounted future cash flows directly associated with and expected to arise from the completion, use and eventual disposition of such asset group. We estimate the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment is measured based on fair value compared to carrying value, with fair value typically based on a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs.

To estimate the undiscounted cash flows of our asset groups, we consider all potential cash flows scenarios, which are probability weighted based on management's estimates given current conditions. Determining the recoverability of our asset groups is judgmental in nature and requires the use of significant estimates and assumptions, including estimated cash flows, probability weighting of potential scenarios, costs to complete construction for assets under development, growth rates and future market conditions, among others. Future changes to our estimates and assumptions based upon changes in macro-economic factors, regulatory environments, operating results or management's intentions may result in future changes to the recoverability of our asset groups.

For assets to be held for sale, the fixed assets (the "disposal group") are measured at the lower of their carrying amount or fair value less costs to sell. Losses are recognized for any initial or subsequent write-down to fair value less costs to sell, while gains are recognized for any subsequent increase in fair value less costs to sell, but not in excess of the cumulative loss previously recognized. Any gains or losses not previously recognized that result from the sale of the disposal group shall be recognized at the date of sale. Fixed assets are not depreciated while classified as held for sale.

Income Taxes

We are subject to income taxes in the U.S. (including federal and state) and numerous foreign jurisdictions in which we operate. We record income taxes under the asset and liability method, whereby deferred tax assets and liabilities are recognized based on the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and attributable to operating loss and tax credit carryforwards.

Our foreign and U.S. tax rate differential reflects the fact that U.S. tax rates are higher than the statutory tax rates in Singapore and Macao of 17% and 12%, respectively. In August 2018, we received an exemption from Macao's corporate income tax on profits generated by the operation of casino games of chance for the period of January 1, 2019 through June 26, 2022. In September 2022, we received an additional extension of this exemption for the period June 27, 2022 through December 31, 2022. Additionally, we entered into an agreement with the Macao government in April 2019, effective through June 26, 2022, providing for payments as a substitution for a 12% tax otherwise due from VML shareholders on dividend distributions paid from VML gaming profits, namely a payment of 38 million patacas (approximately $5 million at exchange rates in effect on December 31, 2022) for each of the years 2021 and 2020, each payment to be made on or before January 31 of the following year, and a payment of 18 million patacas (approximately $2 million at exchange rates in effect on December 31, 2022) for the period between January 1, 2022 through June 26, 2022, to be paid on or before July 26, 2022. In December 2022, we requested a corporate tax exemption on profits generated by the operation of casino games in Macao for the new Concession period effective from January 1, 2023 through December 31, 2032, or for a period of corporate tax exemption that the Chief Executive of Macao may deem more appropriate. We are evaluating the timing of an application for a new shareholder dividend tax agreement. There is no certainty either of these tax arrangements will be granted.

Accounting standards regarding income taxes require a reduction of the carrying amounts of deferred tax assets by a valuation allowance, if based on the available evidence, it is "more-likely-than-not" such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed at each reporting period based on a "more-likely-than-not" realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, our experience with operating loss and tax credit carryforwards not expiring and tax planning strategies.

We recorded a valuation allowance on the net deferred tax assets of certain foreign jurisdictions of $475 million and $416 million as of December 31, 2022 and 2021, respectively, and a valuation allowance on certain net deferred tax assets of our U.S. operations of $3.61 billion and $4.62 billion as of December 31, 2022 and 2021, respectively. Management will reassess the realization of deferred tax assets each reporting period and consider the scheduled reversal of deferred tax liabilities, sources of taxable income and tax planning strategies. To the extent the financial results of these operations improve and it becomes "more-likely-than-not" the deferred tax assets are realizable, we will be able to reduce the valuation allowance in the period such determination is made, as appropriate.

Significant judgment is required in evaluating our tax positions and determining our provision for income taxes. During the ordinary course of business, there are many transactions for which the ultimate tax determination is uncertain. Accounting standards regarding uncertainty in income taxes provides a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is "more-likely-than-not" the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely, based solely on the technical merits, of being sustained on examinations. We recorded unrecognized tax benefits of $136 million as of December 31, 2022 and 2021. We consider many factors when evaluating and estimating our tax positions and tax benefits, which may require periodic adjustments and for which actual outcomes may be different.

Our major tax jurisdictions are the U.S., Macao, and Singapore. We could be subject to examination for tax years beginning in 2018 in Macao and Singapore and tax years 2010 through 2015 and 2019 through 2021 in the U.S.

Recent Accounting Pronouncements

See related disclosure at "Item 8 — Financial Statements and Supplementary Data — Notes to Consolidated Financial Statements — Note 2 — Summary of Significant Accounting Policies — Recent Accounting Pronouncements."

ITEM 7A. — *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. Our primary exposures to market risk are interest rate risk associated with our long-term debt and foreign currency exchange rate risk associated with our operations outside the United States, which we may manage through the use of futures, options, caps, forward contracts and similar instruments. We do not hold or issue financial instruments for trading purposes and do not enter into derivative transactions that would be considered speculative positions.

As of December 31, 2022, the estimated fair value of our long-term debt was approximately $15.14 billion, compared to its contractual value of $16.06 billion. The estimated fair value of our long-term debt is based on recent trades, if available, and indicative pricing from market information (level 2 inputs). A hypothetical 100 basis point change in market rates would cause the fair value of our long-term debt to change by $370 million. A hypothetical 100 basis point change in SOFR, HIBOR and SOR would cause our annual interest cost on our long-term debt to change by approximately $41 million.

Foreign currency transaction losses for the year ended December 31, 2022, were $10 million primarily due to U.S. dollar denominated debt issued by SCL and by Singapore dollar denominated intercompany debt reported in U.S. dollars. We may be vulnerable to changes in the U.S. dollar/SGD and U.S. dollar/pataca exchange rates. Based on balances as of December 31, 2022, a hypothetical 10% weakening of the U.S. dollar/SGD exchange rate would cause a foreign currency transaction loss of approximately $42 million and a hypothetical 1% weakening of the U.S. dollar/pataca exchange rate would cause a foreign currency transaction loss of approximately $57 million (net of the impact from the foreign currency swap agreements). The pataca is pegged to the Hong Kong dollar and the Hong Kong dollar is pegged to the U.S. dollar (within a narrow range). We maintain a significant amount of our operating funds in the same currencies in which we have obligations thereby reducing our exposure to currency fluctuations.

ITEM 8. — *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

INDEX TO FINANCIAL STATEMENTS

Financial Statements:

Reports of Independent Registered Public Accounting Firm (PCAOB ID 34)		71
Consolidated Balance Sheets at December 31, 2022 and 2021		75
Consolidated Statements of Operations for each of the three years in the period ended December 31, 2022		76
Consolidated Statements of Comprehensive Income (Loss) for each of the three years in the period ended December 31, 2022		77
Consolidated Statements of Equity for each of the three years in the period ended December 31, 2022		78
Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2022		79
Notes to Consolidated Financial Statements		81
Note 1	Organization and Business of Company	81
Note 2	Summary of Significant Accounting Policies	86
Note 3	Discontinued Operations	92
Note 4	Loan Receivable	95
Note 5	Restricted Cash and Cash Equivalents	95
Note 6	Accounts Receivable, Net	96
Note 7	Property and Equipment, Net	96
Note 8	Leasehold Interests in Land, Net	97
Note 9	Intangible Assets, Net	98
Note 10	Other Accrued Liabilities	98
Note 11	Derivative Instruments	99
Note 12	Long-Term Debt	100
Note 13	Equity	108
Note 14	Income Taxes	110
Note 15	Fair Value Disclosures	113
Note 16	Leases	113
Note 17	Commitments and Contingencies	116
Note 18	Stock-Based Employee Compensation	120
Note 19	Related Party Transactions	124
Note 20	Segment Information	125
Note 21	Selected Quarterly Financial Results (Unaudited)	130
Financial Statement Schedule:		
Schedule II — Valuation and Qualifying Accounts		131

The financial information included in the financial statement schedule should be read in conjunction with the consolidated financial statements. All other financial statement schedules have been omitted because they are not applicable or the required information is included in the consolidated financial statements or the notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Las Vegas Sands Corp.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Las Vegas Sands Corp. and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes and the financial statement schedule listed in the Index at Item 15(a)(2) (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 3, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Casino Receivables — Refer to Notes 2 and 6 to the financial statements

Critical Audit Matter Description

Accounts receivable as of December 31, 2022 include credit extended to casino patrons and gaming promoters. The Company records a provision for credit losses based on the amount of expected credit losses. The Company applies standard reserve percentages to aged account balances, which are grouped based on shared credit risk characteristics and days past due. The reserve percentages are based on estimated loss rates supported by historical observed default rates over the expected life of the receivable and are adjusted for forward-looking information. The Company also specifically analyzes the collectability of each account with a balance over a specified dollar amount, based upon the age of the account, the customer's financial condition, collection history, and any other known information and adjusts the aforementioned reserve with the results from the individual reserve analysis.

Auditing the valuation of accounts receivable involved a high degree of subjectivity in evaluating management's judgments related to the collectability of patron and gaming promoter accounts receivable, especially as it relates to the evaluation of patron and junket operator assets available to repay amounts owed.

How the Critical Audit Matter Was Addressed in the Audit

We planned and performed the following procedures in connection with forming our overall opinion on the financial statements:

- We tested the operating effectiveness of controls over the granting of casino credit, controls over the collection processes, and management's review controls over the assessment of the collectability of casino receivables, including the information used by management in those controls.

- For a selection of casino receivables, we (1) obtained evidence related to payment history and correspondence with patron or gaming promoter, (2) evaluated management's use of this information in establishing a provision for credit losses, and (3) examined subsequent settlement, if any.

- Performed a retrospective analysis of historical reserves evaluating subsequent collections and write-offs.

/s/ Deloitte & Touche LLP

Las Vegas, Nevada
February 3, 2023

We have served as the Company's auditor since 2013.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Las Vegas Sands Corp.:

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Las Vegas Sands Corp. and subsidiaries (the "Company") as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013) issued by COSO.*

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2022 of the Company and our report dated February 3, 2023, expressed an unqualified opinion on those financial statements and financial schedule.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Las Vegas, Nevada
February 3, 2023

LAS VEGAS SANDS CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,	
	2022	**2021**
	(In millions, except par value)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 6,311	$ 1,854
Restricted cash and cash equivalents	—	16
Accounts receivable, net of provision for credit losses of $217 and $232	267	202
Inventories	28	22
Prepaid expenses and other	138	113
Current assets of discontinued operations held for sale	—	3,303
Total current assets	6,744	5,510
Loan receivable	1,165	—
Property and equipment, net	11,451	11,850
Restricted cash	125	—
Deferred income taxes, net	131	297
Leasehold interests in land, net	2,128	2,166
Intangible assets, net	64	19
Other assets, net	231	217
Total assets	$ 22,039	$ 20,059
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$ 89	$ 77
Construction payables	189	227
Other accrued liabilities	1,458	1,334
Income taxes payable	135	32
Current maturities of long-term debt	2,031	74
Current liabilities of discontinued operations held for sale	—	821
Total current liabilities	3,902	2,565
Other long-term liabilities	382	352
Deferred income taxes	152	173
Long-term debt	13,947	14,721
Total liabilities	18,383	17,811
Commitments and contingencies (Note 17)		
Equity:		
Preferred stock, $0.001 par value, 50 shares authorized, zero shares issued and outstanding	—	—
Common stock, $0.001 par value, 1,000 shares authorized, 833 shares issued, 764 shares outstanding	1	1
Treasury stock, at cost, 69 shares	(4,481)	(4,481)
Capital in excess of par value	6,684	6,646
Accumulated other comprehensive loss	(7)	(22)
Retained earnings (loss)	1,684	(148)
Total Las Vegas Sands Corp. stockholders' equity	3,881	1,996
Noncontrolling interests	(225)	252
Total equity	3,656	2,248
Total liabilities and equity	$ 22,039	$ 20,059

The accompanying notes are an integral part of these consolidated financial statements.

LAS VEGAS SANDS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2022	**2021**	**2020**
	(In millions, except per share data)		
Revenues:			
Casino	$ 2,627	$ 2,892	$ 2,041
Rooms	469	415	280
Food and beverage	301	199	156
Mall	580	649	381
Convention, retail and other	133	79	82
Net revenues	4,110	4,234	2,940
Operating expenses:			
Casino	1,792	2,068	1,585
Rooms	173	164	136
Food and beverage	319	244	236
Mall	73	65	59
Convention, retail and other	103	85	103
Provision for credit losses	15	3	86
General and administrative	936	831	798
Corporate	235	211	168
Pre-opening	13	19	19
Development	143	109	18
Depreciation and amortization	1,036	1,041	997
Amortization of leasehold interests in land	55	56	55
Loss on disposal or impairment of assets	9	27	73
	4,902	4,923	4,333
Operating loss	(792)	(689)	(1,393)
Other income (expense):			
Interest income	116	4	21
Interest expense, net of amounts capitalized	(702)	(621)	(523)
Other income (expense)	(9)	(31)	19
Loss on modification or early retirement of debt	—	(137)	—
Loss from continuing operations before income taxes	(1,387)	(1,474)	(1,876)
Income tax (expense) benefit	(154)	5	(24)
Net loss from continuing operations	(1,541)	(1,469)	(1,900)
Discontinued operations:			
Income (loss) from operations of discontinued operations, net of tax	46	193	(243)
Gain on disposal of discontinued operations, net of tax	2,861	—	—
Adjustment to gain on disposal of discontinued operations, net of tax	(9)	—	—
Income (loss) from discontinued operations, net of tax	2,898	193	(243)
Net income (loss)	1,357	(1,276)	(2,143)
Net loss attributable to noncontrolling interests from continuing operations	475	315	458
Net income (loss) attributable to Las Vegas Sands Corp.	$ 1,832	$ (961)	$ (1,685)
Earnings (loss) per share - basic and diluted:			
Loss from continuing operations	$ (1.40)	$ (1.51)	$ (1.89)
Income (loss) from discontinued operations, net of tax	3.80	0.25	(0.32)
Net income (loss) attributable to Las Vegas Sands Corp.	$ 2.40	$ (1.26)	$ (2.21)
Weighted average shares outstanding:			
Basic and diluted	764	764	764

The accompanying notes are an integral part of these consolidated financial statements.

LAS VEGAS SANDS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31,		
	2022	**2021**	**2020**
	(In millions)		
Net income (loss)	$ 1,357	$ (1,276)	$ (2,143)
Currency translation adjustment	14	(51)	37
Cash flow hedge fair value adjustment	(3)	(4)	—
Total comprehensive income (loss)	1,368	(1,331)	(2,106)
Comprehensive loss attributable to noncontrolling interests	479	319	453
Comprehensive income (loss) attributable to Las Vegas Sands Corp.	$ 1,847	$ (1,012)	$ (1,653)

The accompanying notes are an integral part of these consolidated financial statements.

LAS VEGAS SANDS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY

| | Las Vegas Sands Corp. Stockholders' Equity | | | | | | |
	Common Stock	Treasury Stock	Capital in Excess of Par Value	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Loss)	Noncontrolling Interests	Total
				(In millions)			
Balance at January 1, 2020	$ 1	$ (4,481)	$ 6,569	$ (3)	$ 3,101	$ 1,320	$ 6,507
Net loss	—	—	—	—	(1,685)	(458)	(2,143)
Currency translation adjustment	—	—	—	32	—	5	37
Exercise of stock options	—	—	22	—	—	2	24
Stock-based compensation	—	—	19	—	—	4	23
Other	—	—	1	—	—	—	1
Dividends declared ($0.79 per share) (Note 13)	—	—	—	—	(603)	(308)	(911)
Balance at December 31, 2020	1	(4,481)	6,611	29	813	565	3,538
Net loss	—	—	—	—	(961)	(315)	(1,276)
Currency translation adjustment	—	—	—	(48)	—	(3)	(51)
Cash flow hedge fair value adjustment	—	—	—	(3)	—	(1)	(4)
Exercise of stock options	—	—	15	—	—	4	19
Stock-based compensation	—	—	20	—	—	2	22
Balance at December 31, 2021	1	(4,481)	6,646	(22)	(148)	252	2,248
Net income (loss)	—	—	—	—	1,832	(475)	1,357
Currency translation adjustment	—	—	—	17	—	(3)	14
Cash flow hedge fair value adjustment	—	—	—	(2)	—	(1)	(3)
Stock-based compensation	—	—	39	—	—	2	41
Tax withholding on vesting of equity awards	—	—	(1)	—	—	—	(1)
Balance at December 31, 2022	$ 1	$ (4,481)	$ 6,684	$ (7)	$ 1,684	$ (225)	$ 3,656

The accompanying notes are an integral part of these consolidated financial statements.

LAS VEGAS SANDS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2022	**2021**	**2020**
	(In millions)		
Cash flows from operating activities from continuing operations:			
Net loss from continuing operations	$ (1,541)	$ (1,469)	$ (1,900)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	1,036	1,041	997
Amortization of leasehold interests in land	55	56	55
Amortization of deferred financing costs and original issue discount	57	52	43
Change in fair value of derivative asset/liability	1	(1)	—
Paid-in-kind interest income	(15)	—	—
Loss on modification or early retirement of debt	—	137	—
Loss on disposal or impairment of assets	7	16	39
Stock-based compensation expense	39	22	22
Provision for credit losses	15	3	86
Foreign exchange (gain) loss	(10)	34	(20)
Deferred income taxes	(2)	(45)	24
Income tax impact related to gain on sale of Las Vegas Operations	(750)	—	—
Changes in operating assets and liabilities:			
Accounts receivable	(78)	43	339
Other assets	2	(5)	14
Accounts payable	11	(11)	(42)
Other liabilities	229	(116)	(848)
Net cash used in operating activities from continuing operations	(944)	(243)	(1,191)
Cash flows from investing activities from continuing operations:			
Capital expenditures	(651)	(828)	(1,227)
Proceeds from disposal of property and equipment	9	7	1
Acquisition of intangible assets and other	(129)	(11)	—
Proceeds from loan receivable	50	—	—
Net cash used in investing activities from continuing operations	(721)	(832)	(1,226)
Cash flows from financing activities from continuing operations:			
Proceeds from exercise of stock options	—	19	24
Tax withholding on vesting of equity awards	(1)	—	—
Dividends paid and noncontrolling interest payments	—	—	(911)
Proceeds from long-term debt	1,200	2,702	1,945
Repayments of long-term debt	(66)	(1,867)	(467)
Payments of financing costs	(11)	(38)	(31)
Make-whole premium on early extinguishment of debt	—	(131)	—
Transactions with discontinued operations	5,032	178	(205)
Net cash generated from financing activities from continuing operations	6,154	863	355
Cash flows from discontinued operations:			
Net cash generated from (used in) operating activities	149	258	(121)
Net cash generated from (used in) investing activities	4,883	(63)	(103)
Net cash provided (to) by continuing operations and (used in) financing activities	(5,032)	(179)	205
Net cash generated from (used in) discontinued operations	—	16	(19)
Effect of exchange rate on cash, cash equivalents and restricted cash and cash equivalents	22	(16)	(24)
Increase (decrease) in cash, cash equivalents and restricted cash and cash equivalents	4,511	(212)	(2,105)
Cash, cash equivalents and restricted cash and cash equivalents at beginning of year	1,925	2,137	4,242
Cash, cash equivalents and restricted cash and cash equivalents at end of year	6,436	1,925	2,137
Less: cash and cash equivalents at end of period for discontinued operations	—	(55)	(39)
Cash, cash equivalents and restricted cash and cash equivalents at end of period for continuing operations	$ 6,436	$ 1,870	$ 2,098

LAS VEGAS SANDS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Year Ended December 31,		
	2022	2021	2020
		(In millions)	
Supplemental disclosure of cash flow information:			
Cash payments for interest, net of amounts capitalized	$ 614	$ 591	$ 419
Cash payments for taxes, net of refunds	$ 649	$ 86	$ 196
Changes in construction payables	$ (38)	$ (109)	$ 17

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 — Organization and Business of Company

Las Vegas Sands Corp. ("LVSC" or together with its subsidiaries, the "Company") is incorporated in Nevada and its common stock is traded on the New York Stock Exchange under the symbol "LVS."

The ordinary shares of the Company's subsidiary, Sands China Ltd. ("SCL," the indirect owner and operator of the majority of the Company's operations in the Macao Special Administrative Region ("Macao") of the People's Republic of China) are listed on The Main Board of The Stock Exchange of Hong Kong Limited. The shares were not, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered or sold in the U.S. absent a registration under the Securities Act of 1933, as amended, or an applicable exception from such registration requirements.

COVID-19 Pandemic Update

Macao

While visitation to Macao remains substantially below pre-COVID-19 pandemic levels, the Macao government's policy regarding the management of COVID-19 and general travel restrictions has adjusted in line with changes in policy in mainland China in late December 2022 and early January 2023. Currently, visitors from mainland China, Hong Kong and Taiwan may enter Macao, subject to them holding the appropriate travel documents, without having to present any proof of COVID-19 testing. Arrivals from foreign countries must provide proof of a negative COVID-19 nucleic acid test ("NAT") or antigen test completed within 48 hours prior to arrival. The Company's operations in Macao will continue to be impacted and subject to changes in the government policies of Macao, mainland China, Hong Kong and other jurisdictions in Asia addressing travel and public health measures associated with COVID-19.

Throughout the year ended December 31, 2022, various outbreaks occurred in the region, particularly in Hong Kong in late January and early February, the Guangdong province in March, Macao in mid-June and Zhuhai in early October, all of which resulted in various travel, border and/or operational restrictions. Specifically, on July 9, 2022, the Macao government ordered casinos and all non-essential businesses to close from July 11 to July 18 in an attempt to control the outbreak in Macao, which was extended through July 22, 2022. On July 20, 2022, the Macao government announced a consolidation period, which started on July 23, 2022 and ended on July 30, 2022, whereby certain business activities were allowed to resume limited operations; however, casino operations resumed, but with a maximum capacity of 50% of casino staff working at any point. Throughout August, these preventative measures were gradually reduced, as well as various restrictions on movement between Macao and Zhuhai were progressively lifted by both the Macao and mainland China governments.

Various travel restrictions, such as border closures, mandatory quarantines and proof of negative COVID-19 testing on arrival in Macao, among others, were in effect at various times during the year ended December 31, 2022, resulting in fluctuations in guest travel and visitation.

The Hong Kong / Macao Express bus service and the ferry services between the Taipa Ferry Terminal and Hong Kong International Airport recommenced on December 24, 2022 and December 30, 2022, respectively. The Company's ferry operations between Macao and Hong Kong were suspended throughout 2022 and resumed operation on a limited basis on January 8, 2023.

The Company's Macao gaming operations remained open during most of the year ended December 31, 2022. While guest visitation has begun to recover with the gradual relaxation of travel and quarantine restrictions, the timing and manner in which the Company's casinos, restaurants and shopping malls will operate at full capacity will progressively be assessed against business volumes.

As with prior periods, in support of the Macao government's initiatives to fight the COVID-19 Pandemic, at various times throughout the year ended December 31, 2022, the Company provided both towers of the Sheraton Grand Macao hotel and also The Parisian Macao hotel to the Macao government to house individuals for quarantine and medical observation purposes.

The Company's operations in Macao have been significantly impacted by the reduced visitation to Macao. The Macao government announced total visitation from mainland China to Macao decreased approximately 27.5%

and 81.7%, during the year ended December 31, 2022, as compared to the same period in 2021 and 2019 (pre-pandemic), respectively. The Macao government also announced gross gaming revenue decreased approximately 51.4% and 85.6%, during the year ended December 31, 2022, as compared to the same period in 2021 and 2019, respectively.

At the Macao properties, all social distancing requirements, including those requiring reduced seating at table games and a decreased number of active slot machines on the casino floor compared to pre-COVID-19 levels, have ceased in early January 2023.

Singapore

In Singapore, the Vaccinated Travel Framework ("VTF") was launched on April 1, 2022, to facilitate the resumption of travel for all travelers, including short-term visitors. Under the VTF, all fully vaccinated travelers are permitted to enter Singapore, without entry approvals, and starting April 26, 2022, these travelers are no longer required to take a COVID-19 test before departing for Singapore. Non-fully vaccinated travelers need only take a pre-departure test within two days before departure for Singapore and test negative before departing for Singapore. Operations at Marina Bay Sands will continue to be impacted and subject to changes in the government policies of Singapore and other jurisdictions in Asia, if any, addressing travel and public health measures associated with COVID-19.

Visitation to Marina Bay Sands continues to be impacted by the effects of the COVID-19 Pandemic; however, visitation has increased since restrictions have been lifted. The Singapore Tourism Board ("STB") announced total visitation to Singapore increased from approximately 330,000 in 2021 to 6.3 million in 2022, while visitation decreased 67.0% when compared to the same period in 2019.

Summary

The disruptions arising from the COVID-19 Pandemic continued to have a significant adverse impact on the Company's financial condition and operations during the year ended December 31, 2022. The duration and intensity of this global health situation and related disruptions are uncertain and given the dynamic nature of these circumstances, the potential future impact on the Company's consolidated results of operations, cash flows and financial condition is uncertain.

While each of the Company's properties were open with some operating at reduced levels due to lower visitation and required safety measures in place during the year ended December 31, 2022, the current economic and regulatory environment on a global basis and in each of the Company's jurisdictions continues to evolve. The Company cannot predict the manner in which governments will react as the global and regional impact of the COVID-19 Pandemic changes over time, which could significantly alter the Company's current operations.

The Company has a strong balance sheet and sufficient liquidity in place, including total unrestricted cash and cash equivalents of $6.31 billion and access to $1.50 billion, $541 million and $439 million of available borrowing capacity from the LVSC Revolving Facility, 2018 SCL Revolving Facility and the 2012 Singapore Revolving Facility, respectively, as of December 31, 2022. The Company believes it is able to support continuing operations, complete the major construction projects that are underway and respond to the current COVID-19 Pandemic challenges. The Company has taken various mitigating measures to manage through the current environment, including a cost reduction program to minimize cash outflow for non-essential items.

Macao Concession

Until December 31, 2022, gaming in Macao was administered by the government through concession agreements awarded to three different concessionaires and three subconcessionaires, of which Venetian Macau Limited ("VML," a subsidiary of Sands China Ltd.) was one. On June 23, 2022, an extension was approved and authorized by the Macao government and executed between VML and Galaxy Casino, S.A., pursuant to which the subconcession was extended from June 26, 2022 to December 31, 2022 (the "Subconcession Amendment"). VML paid the Macao government 47 million patacas (approximately $6 million at exchange rates in effect at the time of the transaction) and provided a bank guarantee on September 20, 2022, of 2.31 billion patacas (approximately $289 million at exchange rates as defined in the bank guarantee contract) to secure the fulfillment of VML's payment obligations towards its employees if VML were unsuccessful in tendering for a new concession contract after its subconcession expired.

On November 26, 2022, the Macao government awarded six concessions to six of the bidders on a temporary basis, of which VML was one, subject to fulfillment of certain conditions, namely providing a bank guarantee of 1.0 billion patacas (approximately $125 million at exchange rates in effect on December 31, 2022) to secure the fulfillment of VML's legal, contractual and other obligations, including labor obligations. VML complied with all of these conditions by December 9, 2022. On December 16, 2022, the Macao government awarded six concessions on a definitive basis, of which VML was one, and VML entered into a concession contract with the Macao government, effective as of January 1, 2023, and for the duration of ten years (the "Concession"). On December 19, 2022, VML requested the release of all the bank guarantees it provided to the Macao government under its subconcession, and in January 2023 such bank guarantees were released, including the 2.31 billion patacas bank guarantee. Refer to "Note 5 — Restricted Cash and Cash Equivalents" for further information on cash restricted for the bank guarantee.

On December 30, 2022, in accordance with the requirements of the Gaming Law and their obligations under letters of undertakings (the "Undertakings"), each of VML, Venetian Cotai Limited ("VCL"), Venetian Orient Limited ("VOL") and Cotai Strip Lot 2 Apart Hotel (Macau) Limited ("CSL2," a subsidiary of SCL) entered into deeds of reversion, pursuant to which each of VML, VCL, VOL and CSL2 confirmed and agreed to revert to the Macao government relevant gaming equipment and gaming areas (as identified in the Undertakings) without compensation and free of any liens or charges upon the expiry of the term of the subconcession extension period. On the same day, VML entered into a handover record (the "Handover Record"), pursuant to which the right to operate the same gaming equipment and gaming areas was granted to VML for the duration of the Concession, in return for annual payments of 750 patacas per square meter for the first three years and 2,500 patacas per square meter for the following seven years (approximately $93 and $311, respectively, at exchange rates in effect on December 31, 2022). The annual payment of 750 patacas per square meter will be adjusted with the Macao average price index of the corresponding preceding year for years two and three and the annual payment of 2,500 patacas per square meter will be adjusted with the Macao average price index of the corresponding preceding year for years five through ten.

Operations

The Company is a developer of destination properties ("Integrated Resorts") that feature premium accommodations, world-class gaming, entertainment and retail malls, convention and exhibition facilities, celebrity chef restaurants and other amenities.

Macao

The Company currently owns 69.9% of SCL, which includes the operations of The Venetian Macao Resort Hotel ("The Venetian Macao"), The Londoner Macao, The Parisian Macao, The Plaza Macao and Four Seasons Hotel Macao, Cotai Strip (the "Four Seasons Macao"), Sands Macao and other ancillary operations that support these properties, as further discussed below. The Company operates the gaming areas within these properties pursuant to the 10-year Concession agreement, which expires in December 2032.

The Venetian Macao anchors the Cotai Strip, the Company's master-planned development of Integrated Resorts on an area of approximately 140 acres in Macao. The Venetian Macao includes a 39-floor luxury hotel with 2,905 suites; approximately 503,000 square feet of gaming space and gaming support area; a 15,000-seat arena; an

1,800-seat theater; a mall with retail and dining space of approximately 944,000 square feet; and a convention center and meeting room complex of approximately 1.2 million square feet.

The Londoner Macao (previously Sands Cotai Central), our largest Integrated Resort on the Cotai Strip, is located across the street from The Venetian Macao, The Parisian Macao and The Plaza Macao and Four Seasons Macao. The Londoner Macao is the result of our renovation, expansion and rebranding of Sands Cotai Central, which included the addition of extensive thematic elements both externally and internally and was completed during 2022. The Londoner Macao presents a range of new attractions and features, including some of London's most recognizable landmarks, such as the Houses of Parliament and the Elizabeth Tower (commonly known as "Big Ben"), and interactive guest experiences. The Integrated Resort features four hotel towers. The first hotel tower consists of Londoner Court with 368 luxury suites and 400 rooms and suites under the St. Regis brand. The second hotel tower consists of 659 five-star rooms and suites under the Conrad brand and The Londoner Macao Hotel with 594 London-themed suites, including 14 exclusive Suites by David Beckham. The third hotel tower consists of 1,842 rooms and suites under the Sheraton brand. The fourth hotel tower consists of 2,126 rooms and suites under the Sheraton brand. Within The Londoner Macao, the Company also owns and currently operates approximately 400,000 square feet of gaming space and gaming support area, approximately 369,000 square feet of meeting space and approximately 610,000 square feet of retail space, a 6,000-seat arena, as well as entertainment and dining facilities.

The Parisian Macao is an Integrated Resort connected to The Venetian Macao and The Plaza Macao and Four Seasons Macao, which includes approximately 270,000 square feet of gaming space and gaming support area. The Parisian Macao also features 2,541 rooms and suites; approximately 296,000 square feet of retail and dining space; a meeting room complex of approximately 63,000 square feet; and a 1,200-seat theater.

The Plaza Macao and Four Seasons Macao features 360 rooms and suites managed and operated by FS Macau Lda. and is located adjacent and connected to The Venetian Macao. Within the Integrated Resort, the Plaza Casino features approximately 108,000 square feet of gaming space and gaming support area; 19 Paiza mansions; retail space of approximately 249,000 square feet, which is connected to the mall at The Venetian Macao; several food and beverage offerings; and conference, banquet and other facilities. The Grand Suites at Four Seasons opened in October 2020 and features 289 luxury suites.

The Sands Macao, the first Las Vegas-style casino in Macao, offers approximately 176,000 square feet of gaming space and gaming support area and a 289-suite hotel tower, as well as several restaurants, VIP facilities, a theater and other high-end services and amenities.

Singapore

The Company owns and operates the Marina Bay Sands in Singapore, which opened with approximately 2,600 rooms and suites located in three 55-story hotel towers. The Company is currently undertaking extensive renovation work with approximately 2,300 rooms and suites resulting upon completion, which is expected to greatly enhance the positioning of the Company's suite product (see "Development Projects" for further information). Marina Bay Sands also features the Sands SkyPark (which sits atop the hotel towers and features an infinity swimming pool and several dining options), approximately 160,000 square feet of gaming space, an enclosed retail, dining and entertainment complex of approximately 800,000 net leasable square feet, a convention center and meeting room complex of approximately 1.2 million square feet, a theater and a landmark iconic structure at the bay-front promenade that contains an art/science museum. The Company announced an expansion project at Marina Bay Sands, as further described below.

United States

Las Vegas

The Company previously owned and operated The Venetian Resort Las Vegas and the Sands Expo and Convention Center (collectively referred to as the "Las Vegas Operations"). On February 23, 2022, the Company closed on the sale of the Las Vegas Operations. Refer to "Note 3 — Discontinued Operations" for further information.

Development Projects

The Company regularly evaluates opportunities to improve its product offerings, such as refreshing its meeting and convention facilities, suites and rooms, retail malls, restaurant and nightlife mix and its gaming areas, as well as other anticipated revenue generating additions to the Company's Integrated Resorts.

Macao

As part of the Concession entered into by VML and the Macao government, VML has a financial commitment to spend 30.24 billion patacas (approximately $3.77 billion at exchange rates in effect on December 31, 2022) through 2032 on both capital and operating projects, including 27.80 billion patacas (approximately $3.46 billion at exchange rates in effect on December 31, 2022) in non-gaming projects that will also appeal to international visitors. As part of the investment, VML will dedicate resources to several key areas, including:

- A commitment to expand, improve and optimize the scale and quality of its convention centers and related amenities. This includes the proposed development of a new approximately 18,000-square-meter MICE facility in a new podium adjacent to the existing Cotai Expo, expanding the Company's footprint of inter-connected meeting space and enabling the hosting of additional large-scale international MICE events. In connection with these efforts, the Company will strengthen the planning, organization and international marketing of convention tourism in order to attract global multinational companies to host annual meetings and corporate summits in Macao.

- The redevelopment of the existing Le Jardin (the "Tropical Garden" on the south side of The Londoner Macao) to create a new and unique approximately 50,000-square-meter garden-themed destination. The proposed garden-themed attraction will include an iconic conservatory together with related themed green spaces and amenities. The conservatory is intended to become a Macao landmark of international renown, providing a year-round themed attraction for tourists and residents.

- An expansion of entertainment and sporting events and offerings to grow international tourism, supported in part by a meaningful reinvestment and upgrade of the Cotai Arena. The Company will also develop several new restaurants and introduce innovative international culinary concepts to support Macao's position as a city of gastronomy. The Company will also launch a luxury yacht experience featuring on-board dining and entertainment including celebrity appearances, as well as water sports.

Singapore

In April 2019, the Company's wholly owned subsidiary, Marina Bay Sands Pte. Ltd. ("MBS") and the STB entered into a development agreement (the "Development Agreement") pursuant to which MBS will construct a development, the MBS Expansion Project, which will include a hotel tower with a rooftop attraction, convention and meeting facilities and a state-of-the-art live entertainment arena with approximately 15,000 seats. The Development Agreement provides for a total project cost of approximately 4.5 billion Singapore dollars ("SGD," approximately $3.3 billion at exchange rates in effect on December 31, 2022). The amount of the total project cost will be finalized as the Company completes design and development and begins construction. In connection with the Development Agreement, MBS entered into a lease with the STB for the parcels of land underlying the project. In April 2019 and in connection with the lease, MBS provided various governmental agencies in Singapore the required premiums, deposits, stamp duty, goods and services tax and other fees in an aggregate amount of approximately SGD 1.54 billion (approximately $1.14 billion at exchange rates in effect at the time of the transaction). The Company amended its 2012 Singapore Credit Facility to provide for the financing of the development and construction costs, fees and other expenses related to the MBS Expansion Project pursuant to the Development Agreement. On September 7, 2021, the Company amended the 2012 Singapore Credit Facility, which, among other things, extended the deadline for delivering the construction cost estimate and the construction schedule for the MBS Expansion Project to March 31, 2022. On March 29, 2022, the Company entered into a letter agreement with the STB to extend the construction commencement date for the MBS Expansion Project from April 8, 2022 to April 8, 2023. The Company is in the process of reviewing the budget and timing of the MBS expansion based on the impact of the COVID-19 Pandemic and other factors. As a result, the construction cost estimate and construction schedule were not delivered to the lenders by the extended deadline, and the Company will not be permitted to make further draws on the Singapore Delayed Draw Term Facility until these items are delivered. The Company does not anticipate material spend related to the MBS Expansion Project prior to the delivery of these items to lenders.

The Company also began the approximately $1.0 billion renovation of Marina Bay Sands, which is expected to introduce world-class suites in Tower 1 and Tower 2, and substantially upgrade the overall guest experience for premium customers. This project is in addition to the MBS Expansion Project.

Other

The Company continues to evaluate current development projects in each of its markets and pursue new development opportunities globally.

Note 2 — Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. These estimates and judgments are based on historical information, information currently available to the Company and on various other assumptions the Company believes to be reasonable under the circumstances. Actual results could vary from those estimates.

Cash and Cash Equivalents and Restricted Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term investments with original maturities of less than 90 days. Such investments are carried at cost, which is a reasonable estimate of their fair value. Cash equivalents are placed with high credit quality financial institutions and are primarily in money market funds. Cash is considered restricted when withdrawal or general use is legally restricted. The Company determines current or noncurrent classification based on the expected duration of the restriction. The Company's restricted cash and cash equivalents includes amounts held in a separate cash deposit account as collateral for a bank guarantee and other amounts contractually reserved for various items. The estimated fair value of the Company's cash equivalents is based on level 1 inputs (quoted market prices in active markets).

Accounts Receivable and Credit Risk

Accounts receivable is comprised of casino, hotel, mall and other receivables, which do not bear interest and are recorded at amortized cost. The Company extends credit to approved casino patrons following background checks and investigations of creditworthiness. The Company also extends credit to gaming promoters in Macao. These receivables can be offset against commissions payable to the respective gaming promoters. Business or economic conditions, the legal enforceability of gaming debts, foreign currency control measures or other significant events in foreign countries could affect the collectability of receivables from patrons and gaming promoters residing in these countries.

Accounts receivable primarily consists of casino receivables. Other than casino receivables, there is no other concentration of credit risk with respect to accounts receivable. The Company believes the concentration of its credit risk in casino receivables is mitigated substantially by its credit evaluation process, credit policies, credit control and collection procedures, and also believes there are no concentrations of credit risk for which a provision has not been established. Although management believes the provision is adequate, it is possible the estimated amount of cash collections with respect to accounts receivable could change.

Loan Receivable

Loan receivables are carried at the outstanding principal amount. A provision for credit loss on loan receivables is established when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Company determines this by considering several factors, including the credit risk and current financial condition of the borrower, the borrower's ability to pay current obligations, historical trends, and economic and market conditions. The Company performs a credit quality assessment on the loan receivable on a quarterly basis and reviews the need for an allowance under Financial Accounting Standards Board ("FASB") Accounting Standards Update No. 2016-13. The Company evaluates the extent and impact of any credit deterioration that could affect the performance and the value of the secured property, as well as the financial and operating capability of the borrower. The Company also evaluates and considers the overall economic environment, casino and hospitality industry and geographic sub-market in which the secured property is located.

Interest income is recorded on an accrual basis at the stated interest rate and is recorded in interest income in the accompanying consolidated statements of operations.

Inventories

Inventories consist primarily of food, beverage, retail products and operating supplies, which are stated at the lower of cost or net realizable value. Cost is determined by the weighted average and specific identification methods.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization, and accumulated impairment losses, if any. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets, which do not exceed the lease term for leasehold improvements, as follows:

Land improvements, building and building improvements	10 to 50	years
Furniture, fixtures and equipment	3 to 20	years
Leasehold improvements	3 to 15	years
Transportation	5 to 20	years

The estimated useful lives are based on the nature of the assets as well as current operating strategy and legal considerations, such as contractual life, and are periodically reviewed. Future events, such as property expansions, property developments, new competition or new regulations, could result in a change in the manner in which the Company uses certain assets requiring a change in the estimated useful lives of such assets.

Maintenance and repairs that neither materially add to the value of the asset nor appreciably prolong its life are charged to expense as incurred. Gains or losses on disposition of property and equipment are included in the consolidated statements of operations.

The Company evaluates its property and equipment and other long-lived assets for impairment in accordance with related accounting standards. For assets to be disposed of, the Company recognizes the asset to be sold at the lower of carrying value or fair value less costs of disposal. Fair value for assets to be disposed of is estimated based on comparable asset sales, solicited offers or a discounted cash flow model.

Fixed assets are reviewed for impairment whenever indicators of impairment exist. Determining the recoverability of the Company's asset groups is judgmental in nature and requires the use of significant estimates and assumptions, including estimated cash flows, probability weighting of potential scenarios, costs to complete construction for assets under development, growth rates and future market conditions, among others. Future changes to the Company's estimates and assumptions based upon changes in macro-economic factors, regulatory environments, operating results or management's intentions may result in future changes to the recoverability of these asset groups.

Leases

Management determines if a contract is, or contains, a lease at inception or modification of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration. Control over the use of the identified asset means the lessee has both (a) the right to obtain substantially all of the economic benefits from the use of the asset and (b) the right to direct the use of the asset.

Finance and operating lease right-of-use ("ROU") assets and liabilities are recognized based on the present value of future minimum lease payments over the expected lease term at commencement date. As the implicit rate is not determinable in most of the Company's leases, management uses the Company's incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The expected lease terms include options to extend or terminate the lease when it is reasonably certain the Company will exercise such option. Lease expense for minimum lease payments is recognized on a straight-line basis over the expected lease term.

The Company's lease arrangements have lease and non-lease components. For leases in which the Company is the lessee, the Company accounts for the lease components and non-lease components as a single lease component for all classes of underlying assets (primarily real estate). Leases in which the Company is the lessor are substantially all accounted for as operating leases and the lease components and non-lease components are accounted for separately. Leases with an expected term of 12 months or less are not accounted for on the balance sheet and the related lease expense is recognized on a straight-line basis over the expected lease term.

Capitalized Interest and Internal Costs

Interest costs associated with major construction projects are capitalized and included in the cost of the projects. When no debt is incurred specifically for construction projects, interest is capitalized on amounts expended using the weighted average cost of the Company's outstanding borrowings. Capitalization of interest ceases when the project is substantially complete or construction activity is suspended for more than a brief period. During the years ended December 31, 2022, 2021 and 2020, the Company capitalized $4 million, $15 million and $21 million, respectively, of interest expense.

During the years ended December 31, 2022, 2021 and 2020, the Company capitalized approximately $42 million, $49 million and $37 million, respectively, of internal costs, consisting primarily of compensation expense for individuals directly involved with the development and construction of property.

Deferred Financing Costs and Original Issue Discounts

Certain direct and incremental costs and discounts incurred in obtaining loans are capitalized and amortized to interest expense based on the terms of the related debt instruments using the effective interest method.

Leasehold Interests in Land

Leasehold interests in land represent payments for the use of land over an extended period of time. The leasehold interests in land are amortized on a straight-line basis over the expected term of the related lease agreements.

Revenue Recognition

Revenue from contracts with customers primarily consists of casino wagers, room sales, food and beverage transactions, rental income from the Company's mall tenants, convention sales and entertainment and ferry ticket sales. These contracts can be written, oral or implied by customary business practices.

Gross casino revenue is the aggregate of gaming wins and losses. The commissions rebated to gaming promoters and premium players for rolling play, cash discounts and other cash incentives to patrons related to gaming play are recorded as a reduction to gross casino revenue. Gaming contracts include a performance obligation to honor the patron's wager and typically include a performance obligation to provide a product or service to the patron on a complimentary basis to incentivize gaming or in exchange for points earned under the Company's loyalty programs.

For wagering contracts that include complimentary products and services provided by the Company to incentivize gaming, the Company allocates the relative stand-alone selling price of each product and service to the respective revenue type. Complimentary products or services provided under the Company's control and discretion, which are supplied by third parties, are recorded as an operating expense.

For wagering contracts that include products and services provided to a patron in exchange for points earned under the Company's loyalty programs, the Company allocates the estimated fair value of the points earned to the loyalty program liability. The loyalty program liability is a deferral of revenue until redemption occurs. Upon redemption of loyalty program points for Company-owned products and services, the stand-alone selling price of each product or service is allocated to the respective revenue type. For redemptions of points with third parties, the redemption amount is deducted from the loyalty program liability and paid directly to the third party. Any discounts received by the Company from the third party in connection with this transaction are recorded to other revenue.

After allocation to the other revenue types for products and services provided to patrons as part of a wagering contract, the residual amount is recorded to casino revenue as soon as the wager is settled. As all wagers have similar characteristics, the Company accounts for its gaming contracts collectively on a portfolio basis versus an individual basis.

Hotel revenue recognition criteria are met at the time of occupancy. Food and beverage revenue recognition criteria are met at the time of service. Convention revenues are recognized when the related service is rendered or the event is held. Deposits for future hotel occupancy, convention space or food and beverage services contracts are recorded as deferred revenue until the revenue recognition criteria are met. Cancellation fees for convention contracts are recognized upon cancellation by the customer and are included in other revenues. Ferry and entertainment revenue recognition criteria are met at the completion of the ferry trip or event, respectively. Revenue from contracts with a combination of these services is allocated pro rata based on each service's relative stand-alone selling price.

Revenue from leases is primarily recorded to mall revenue and is generated from base rents and overage rents received through long-term leases with retail tenants. Base rent, adjusted for contractual escalations, is recognized on a straight-line basis over the term of the related lease. Overage rent is paid by a tenant when its sales exceed an agreed upon minimum amount and is not recognized by the Company until the threshold is met.

Contract and Contract Related Liabilities

The Company provides numerous products and services to its customers. There is often a timing difference between the cash payment by the customers and recognition of revenue for each of the associated performance obligations. The Company has the following main types of liabilities associated with contracts with customers: (1) outstanding chip liability, (2) loyalty program liability and (3) customer deposits and other deferred revenue for gaming and non-gaming products and services yet to be provided.

The outstanding chip liability represents the collective amounts owed to gaming promoters and patrons in exchange for gaming chips in their possession. Outstanding chips are expected to be recognized as revenue or redeemed for cash within one year of being purchased. The loyalty program liability represents a deferral of revenue until patron redemption of points earned. The loyalty program points are expected to be redeemed and recognized as revenue within one year of being earned. Due to travel restrictions resulting from the COVID-19 Pandemic, the Company temporarily extended the redemption period of these points for patrons not able or willing to travel to Singapore and for all patrons with points at its properties located in Macao. In December 2022, this redemption period has been reinstated for certain groups of patrons that are able to travel to the properties. The required redemption period is expected to be reinstated for all patrons during 2023. Customer deposits and other deferred revenue represent cash deposits made by customers for future services provided by the Company. With the exception of mall deposits, which typically extend beyond a year based on the terms of the lease, the majority of these customer deposits and other deferred revenue are expected to be recognized as revenue or refunded to the customer within one year of the date the deposit was recorded.

The following table summarizes the liability activity related to contracts with customers:

	Outstanding Chip Liability		Loyalty Program Liability		Customer Deposits and Other Deferred Revenue[1]	
	2022	2021	2022	2021	2022	2021
	(In millions)					
Balance at January 1	$ 74	$ 197	$ 61	$ 62	$ 618	$ 633
Balance at December 31	81	74	72	61	614	618
Increase (decrease)	$ 7	$ (123)	$ 11	$ (1)	$ (4)	$ (15)

_____

(1) Of this amount, $149 million, $145 million and $152 million as of December 31, 2022 and 2021 and January 1, 2021, respectively, relates to mall deposits that are accounted for based on lease terms usually greater than one year.

Gaming Taxes

The Company is subject to taxes based on gross gaming revenue in the jurisdictions in which it operates, subject to applicable jurisdictional adjustments. These gaming taxes, including the goods and services tax in Singapore, are an assessment on the Company's gaming revenue and are recorded as a casino expense in the accompanying consolidated statements of operations. These taxes were $935 million, $1.22 billion and $812 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Pre-Opening and Development Expenses

The Company accounts for costs incurred in the development and pre-opening phases of new ventures in accordance with accounting standards regarding start-up activities. Pre-opening expenses represent personnel and other costs incurred prior to the opening of new ventures and are expensed as incurred. Development expenses include the costs associated with the Company's evaluation and pursuit of new business opportunities, which are also expensed as incurred.

Advertising Costs

Costs for advertising are expensed the first time the advertising takes place or as incurred. Advertising costs included in the accompanying consolidated statements of operations were $29 million, $31 million and $26 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Corporate Expenses

Corporate expense represents payroll, travel, legal fees, professional fees and various other expenses not allocated or directly related to the Company's Integrated Resort operations and related ancillary operations.

Foreign Currency

The functional currency of most of our foreign subsidiaries is the local currency in which the subsidiary operates. Balance sheet accounts are translated at the exchange rate in effect at each balance sheet date and income statement accounts are translated at the average exchange rates during the year. Translation adjustments resulting from this process are recorded to other comprehensive income (loss).

Gains or losses from foreign currency remeasurements that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in other income (expense).

Comprehensive Income (Loss) and Accumulated Other Comprehensive Income (Loss)

Comprehensive income (loss) includes net income (loss) and all other non-stockholder changes in equity, or other comprehensive income (loss). The balance of accumulated other comprehensive income (loss) consisted of foreign currency translation adjustment and cash flow hedge fair value adjustments.

Earnings (Loss) Per Share

The weighted average number of common and common equivalent shares used in the calculation of basic and diluted earnings (loss) per share consisted of the following:

	Year Ended December 31,		
	2022	**2021**	**2020**
	(In millions)		
Weighted average common shares outstanding (used in the calculation of basic earnings (loss) per share)	764	764	764
Potential dilution from stock options and restricted stock and stock units	—	—	—
Weighted average common and common equivalent shares (used in the calculation of diluted earnings (loss) per share)	764	764	764
Antidilutive stock options excluded from the calculation of diluted earnings (loss) per share	15	9	9

Stock-Based Employee Compensation

Stock-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized over the employee's requisite service period (generally the vesting period of the equity grant). The Company's stock-based employee compensation plans are more fully discussed in "Note 18 — Stock-Based Employee Compensation."

Income Taxes

The Company is subject to income taxes in the U.S. (including federal and state) and numerous foreign jurisdictions in which it operates. The Company records income taxes under the asset and liability method, whereby deferred tax assets and liabilities are recognized based on the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and attributable to operating loss and tax credit carryforwards.

Accounting standards regarding income taxes require a reduction of the carrying amounts of deferred tax assets by a valuation allowance, if based on the available evidence, it is "more-likely-than-not" such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed at each reporting period based on a "more-likely-than-not" realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, the Company's experience with operating loss and tax credit carryforwards not expiring and tax planning strategies.

Management will reassess the realization of deferred tax assets each reporting period and consider the scheduled reversal of deferred tax liabilities, sources of taxable income and tax planning strategies. To the extent the financial results of these operations improve and it becomes "more-likely-than-not" the deferred tax assets are realizable, the Company will be able to reduce the valuation allowance in the period such determination is made as appropriate.

Significant judgment is required in evaluating the Company's tax positions and determining its provision for income taxes. During the ordinary course of business, there are many transactions for which the ultimate tax determination is uncertain. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and for which actual outcomes may be different.

Fair Value Measurements

Under applicable accounting guidance, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance also establishes a valuation hierarchy for inputs in measuring fair value that maximizes the use of observable inputs (inputs market participants would use based on market data obtained from sources independent of the Company) and minimizes the use of unobservable inputs (inputs that reflect the Company's assumptions based upon the best information available in the circumstances) by requiring the most observable inputs be used when available. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs (other than quoted prices) that are observable for the assets or liabilities, either directly or indirectly. Level 3 inputs are unobservable inputs for the assets or liabilities. Categorization within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Accounting for Derivative Instruments and Hedging Activities

Accounting standards require an entity to recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. If specific conditions are met, a derivative may be designated as a hedge of specific financial exposures. The accounting for changes in fair value of a derivative depends on the intended use of the derivative and, if used in hedging activities, on its effectiveness as a hedge. In order to qualify for hedge accounting, the underlying hedged item must expose the Company to risks associated with market fluctuations and the financial instrument used must be designated as a hedge and must reduce the Company's exposure to market fluctuation throughout the hedge period.

Changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices, can impact the Company's results of operations. The Company's primary exposures to market risk are interest rate risk associated with long-term debt and foreign currency exchange rate risk associated with the Company's operations outside the United States. The Company has a policy aimed at managing interest rate risk associated with its current and anticipated future borrowings and foreign currency exchange rate risk associated with operations of its foreign subsidiaries. This policy enables the Company to use any combination of swaps, futures, options, caps, forward contracts and similar instruments. The Company does not hold or issue financial instruments for trading purposes and does not enter into derivative transactions that would be considered speculative positions.

Recent Accounting Pronouncements

The Company's management has evaluated all of the recently issued, but not yet effective, accounting standards that have been issued or proposed by the FASB or other standards-setting bodies through the filing date of these financial statements and does not believe the future adoption of any such pronouncements will have a material effect on the Company's financial position, results of operations and cash flows.

Note 3 — Discontinued Operations

On February 23, 2022, the Company completed the previously announced sale of the Las Vegas Operations (the "Closing"), to VICI Properties L.P. ("PropCo") and Pioneer OpCo, LLC ("OpCo") for an aggregate purchase price of approximately $6.25 billion (the "Las Vegas Sale"). Under the terms of the agreements related to the Las Vegas Sale, OpCo acquired subsidiaries that hold the operating assets and liabilities of the Las Vegas Operations for approximately $1.05 billion in cash, subject to certain post-closing adjustments, and $1.20 billion in seller financing in the form of a six-year term loan credit and security agreement (the "Seller Financing Loan Agreement") and PropCo acquired subsidiaries that hold the real estate and real estate-related assets of the Las Vegas Operations for approximately $4.0 billion in cash.

Upon the Closing, the Company received approximately $5.05 billion in cash proceeds, before transaction costs and working capital adjustments of $77 million, and recognized a gain on disposal of $3.60 billion, before income tax expense of $750 million, during the year ended December 31, 2022.

As there is no continuing involvement between the Company and the Las Vegas Operations, the Company accounted for the transaction as a sale of a business. The Company concluded the Las Vegas Operations met the criteria for held for sale and discontinued operations beginning in the first quarter of 2021. As a result, the Las Vegas Operations is presented in the accompanying consolidated statements of operations and cash flows as a discontinued operation for all periods presented. The Company reported the operating results and cash flows related to the Las Vegas Operations through February 22, 2022. Current and non-current assets and liabilities of the Las Vegas Operations as of December 31, 2021, are presented in the accompanying consolidated balance sheets as current assets and liabilities held for sale.

Unless otherwise noted, amounts and disclosures throughout these Notes to Consolidated Financial Statements relate to the Company's continuing operations.

Contingent Lease Support Agreement

On February 23, 2022, in connection with the Closing, the Company and OpCo entered into a post-closing contingent lease support agreement (the "Contingent Lease Support Agreement") pursuant to which, among other things, the Company may be required to make certain payments ("Support Payments") to OpCo.

The Support Payments are payable on a monthly basis following the Closing through the year ending December 31, 2023, based upon the performance of the Las Vegas Operations relative to certain agreed upon target metrics and subject to quarterly and annual adjustments. The target metrics are measured against a benchmark annual EBITDAR (as defined in the Contingent Lease Support Agreement) of the Las Vegas Operations equal to $426 million for the period beginning on the date of the Closing and ending December 31, 2022 and $500 million for the period beginning January 1, 2023 and ending December 31, 2023. The Company's payment obligations are subject to a cap equal to $213 million for the period beginning on the date of the Closing and ending December 31, 2022 and $250 million for the period beginning January 1, 2023 and ending December 31, 2023. Each monthly Support Payment is subject to a prorated cap based on the annual cap. No Support Payments were made for the period post-Closing through December 31, 2022. On January 31, 2023, the Company received notice from OpCo that the Contingent Lease Support Agreement had terminated pursuant to its terms and that neither party would have any further liability or obligation thereunder.

Seller Financing Loan Agreement

At the Closing, the Company, as lender, OpCo, as borrower, the parent company of OpCo ("Holdings") and certain subsidiaries of OpCo, as guarantors party thereto (collectively, and with Holdings, the "Guarantors" and, together with OpCo in its capacity as borrower, the "Loan Parties"), entered into the Seller Financing Loan Agreement. Refer to "Note 4 — Loan Receivable" for further information.

Las Vegas Operations

The following table represents summarized balance sheet information of assets and liabilities of the discontinued operation:

	December 31, 2021
	(In millions)
Cash and cash equivalents	$ 55
Accounts receivable, net of provision for credit losses of $58	126
Inventories	9
Prepaid expenses and other	23
Property and equipment, net	2,864
Other assets, net	226
Total held for sale assets in the balance sheet	$ 3,303
Accounts payable	$ 24
Construction payables	8
Other accrued liabilities	318
Long-term debt	2
Deferred amounts related to mall sale transactions	338
Other long-term liabilities	131
Total held for sale liabilities in the balance sheet	$ 821

The following table represents summarized income statement information of discontinued operations:

	Year Ended December 31,		
	2022[1]	**2021**	**2020**
	(In millions)		
Revenues:			
Casino	$ 61	$ 443	$ 228
Rooms	78	454	218
Food and beverage	43	236	126
Convention, retail and other	46	138	100
Net revenues	228	1,271	672
Resort operations expenses	107	626	490
Provision for credit losses	3	13	12
General and administrative	55	342	294
Corporate	—	—	1
Depreciation and amortization	—	25	163
Loss on disposal or impairment of assets	—	6	7
Operating income (loss)	63	259	(295)
Interest expense	(2)	(13)	(13)
Other income (expense)	(3)	1	3
Income (loss) from operations of discontinued operations	58	247	(305)
Gain on disposal of discontinued operations	3,611	—	—
Adjustment to gain on disposal of discontinued operations[2]	(9)	—	—
Income (loss) from discontinued operations, before income tax	3,660	247	(305)
Income tax (expense) benefit	(762)	(54)	62
Net income (loss) from discontinued operations presented in the statement of operations	$ 2,898	$ 193	$ (243)
Adjusted Property EBITDA	$ 63	$ 290	$ (124)

_____

(1)   Includes the Las Vegas Operations financial results for the period from January 1, 2022 through February 22, 2022.

(2)   Primarily relates to the finalization of the working capital adjustment pursuant to the terms of the related agreements.

For the 53-day period ended February 22, 2022 and for the year ended December 31, 2021, the Company's Las Vegas Operations were classified as a discontinued operation held for sale. The Company applied the intraperiod tax allocation rules to allocate the provision for income taxes between continuing operations and discontinued operations using the "with and without" approach. The Company calculated income tax expense from all financial statement components (continuing and discontinued operations), the "with" computation, and compared that to the income tax expense attributable to continuing operations, the "without" computation. The difference between the "with" and "without" computations was allocated to discontinued operations.

The Company's effective income tax rate from discontinued operations was 20.8% for the year ended December 31, 2022. This compares to a 21.9% effective income tax rate from discontinued operations for the year ended December 31, 2021, which reflects the application of the "with and without" approach consistent with intraperiod tax allocation rules. During the year ended December 31, 2020, the Company's effective income tax rate from discontinued operations was (20.3)%. The income tax on discontinued operations reflects a 21% corporate income tax rate on the Company's Las Vegas Operations. The cash income tax expense as if the discontinued operations was a standalone enterprise and a separate taxpayer is $804 million. The Company files a U.S. consolidated income tax return inclusive of the discontinued operations, which allows the income from discontinued operations to utilize net operating loss carryforwards and operating losses from continuing operations, U.S. foreign tax credits and charitable contribution carryforwards. During 2022, the Company made U.S. cash tax payments inclusive of the gain on sale of the Las Vegas Operations totaling $612 million.

Note 4 — Loan Receivable

Seller Financing Loan Agreement

At the Closing, the Company and the Loan Parties entered into the Seller Financing Loan Agreement. The Seller Financing Loan Agreement provides for a six-year senior secured term loan facility in an aggregate principal amount of $1.20 billion (the "Seller Loan") at the date of the Closing. The Seller Loan is guaranteed by the Guarantors and secured by a first-priority lien on substantially all of the Loan Parties' assets (subject to customary exceptions and limitations), including a leasehold mortgage from OpCo over certain real estate that was sold to PropCo at the Closing and leased by OpCo.

The Seller Loan will bear interest at a rate equal to 1.50% per annum for the calendar years ending December 31, 2022 and 2023, and 4.25% per annum for each calendar year thereafter, subject to an increase of 1.00% per annum for any interest OpCo elects to pay by increasing the principal amount of the Seller Loan prior to January 1, 2024, and an increase of 1.50% per annum for any such election during the calendar year ending December 31, 2024. Any interest to be paid after December 31, 2024, will be paid in cash.

The Seller Financing Loan Agreement contains certain customary representations and warranties and covenants, subject to customary exceptions and thresholds. The Seller Financing Loan Agreement's negative covenants restrict the ability of the Loan Parties and their subsidiaries to, among other things, (i) incur debt, (ii) create certain liens on their assets, (iii) dispose of their assets, (iv) make investments or restricted payments, including dividends, (v) merge, liquidate, dissolve, change their business or consolidate with other entities and (vi) enter into affiliate transactions.

The Seller Financing Loan Agreement also contains customary events of default, including payment defaults, cross defaults to material debt, bankruptcy and insolvency, breaches of covenants and inaccuracy of representations and warranties, subject to customary grace periods. Upon an event of default, the Company may declare any then-outstanding amounts due and payable and exercise other customary remedies available to a secured lender.

Based on the Company's assessment of the credit quality of the loan receivable, the Company believes it will collect all contractual amounts due under the loan. Accordingly, no provision for credit losses on the loan receivable was established as of December 31, 2022.

Interest income is recorded on an accrual basis at the stated interest rate and is recorded in interest income in the accompanying consolidated statements of operations. Interest income recognized on the loan was $21 million during the year ended December 31, 2022, and OpCo elected payment-in-kind for a portion of this interest, thereby increasing the principal amount by $15 million.

During November 2022, PropCo paid a principal amount of $50 million towards the Seller Financing Loan Agreement.

Note 5 — Restricted Cash and Cash Equivalents

The Company's restricted cash and cash equivalents includes amounts held in a separate cash deposit account as collateral for a bank guarantee, as further described below.

On December 7, 2022, as required by the Concession, VML provided a bank guarantee in favor of the Macao government of 1.0 billion patacas (approximately $125 million at exchange rates as defined in the bank guarantee contract) to secure the fulfillment of VML's performance of the statutory and contractual obligations under the Concession Contract. As stipulated in the bank guarantee contract, a minimum amount of 1.0 billion patacas, or $125 million, is required to be held within a cash deposit account as collateral in order to secure the bank guarantee. Any amount in excess of the minimum amount can be withdrawn from the cash deposits. The bank guarantee will remain in effect until 180 days after the end of the term of the Concession or the rescission of the Concession and was classified as noncurrent restricted cash in the accompanying consolidated balance sheets.

Note 6 — Accounts Receivable, Net

Accounts receivable consists of the following:

	December 31,		
	2022		**2021**
	(In millions)		
Casino	$ 341	$	313
Rooms	34		13
Mall	64		91
Other	45		17
	484		434
Less — provision for credit losses	(217)		(232)
	$ 267	$	202

The following table shows the movement in the provision for credit losses recognized for accounts receivable that occurred during the period:

	2022		**2021**
	(In millions)		
Balance at January 1	$ 232	$	255
Current period provision for credit losses	15		3
Write-offs	(31)		(26)
Recoveries of receivables previously written-off	—		4
Exchange rate impact	1		(4)
Balance at December 31	$ 217	$	232

Note 7 — Property and Equipment, Net

Property and equipment consists of the following:

	December 31,		
	2022		**2021**
	(In millions)		
Land and improvements	$ 450	$	449
Building and improvements	15,494		14,840
Furniture, fixtures, equipment and leasehold improvements	4,155		3,992
Transportation	482		494
Construction in progress	1,123		1,513
	21,704		21,288
Less — accumulated depreciation and amortization	(10,253)		(9,438)
	$ 11,451	$	11,850

With the expiry of VML's subconcession on December 31, 2022, as described in "Note 1 — Organization and Business of Company," all of the casinos, gaming areas and respective supporting areas located in Sands Macao, The Venetian Macao, The Plaza Macao and Four Seasons Macao, The Londoner Macao and The Parisian Macao, with a total area of approximately 136,000 square meters (representing approximately 4.7% of the total property area of these entities) and gaming equipment (collectively referred to as the "Gaming Assets"), reverted to, and are now owned by the Macao government. Effective as of January 1, 2023, the Gaming Assets were temporarily transferred to VML for the duration of the Concession, in return for annual payments for the right to operate the Gaming Assets pursuant to the Handover Record.

The Gaming Assets that reverted to the Macao government on December 31, 2022, and included in the above table, consisted of the following:

	December 31, 2022
	(In millions)
Building and improvements	$ 1,264
Furniture, fixtures, equipment and leasehold improvements	419
	1,683
Less — accumulated depreciation and amortization	(930)
	$ 753

As the Company will continue to operate the Gaming Assets in the same manner as under the previous subconcession, obtain substantially all of the economic benefits and bear all of the risks arising from the use of these assets, as well as assuming it will be successful in the awarding of a new concession upon expiry of the Concession, the Company will continue to recognize these Gaming Assets as property and equipment over their remaining estimated useful lives.

During the year ended December 31, 2022, the Company recognized a loss on disposal or impairment of assets of $9 million, primarily relating to $4 million in asset disposals related to aircraft parts and $3 million in asset disposals and demolition costs, primarily at The Londoner Macao, The Venetian Macao, Sands Macao, and our Corporate offices. The $27 million and $73 million of losses for the years ended December 31, 2021 and December 31, 2020, respectively, were primarily related to asset disposals and demolition costs related to The Londoner Macao.

Depreciation expense was $1.01 billion, $1.02 billion and $980 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Note 8 — Leasehold Interests in Land, Net

Leasehold interests in land consist of the following:

	December 31,	
	2022	2021
	(In millions)	
Marina Bay Sands	$ 1,993	$ 1,980
The Londoner Macao	293	293
The Venetian Macao	241	241
The Plaza Macao and Four Seasons Macao	106	106
The Parisian Macao	89	89
Sands Macao	36	36
	2,758	2,745
Less — accumulated amortization	(630)	(579)
	$ 2,128	$ 2,166

The Company amortizes the leasehold interests in land on a straight-line basis over the expected term of the lease, which includes automatic extensions in Macao as discussed further below. Amortization expense of $55 million, $56 million and $55 million was included in amortization of leasehold interests in land expense for the years ended December 31, 2022, 2021 and 2020, respectively. The estimated future amortization expense over the expected term of the lease is approximately $56 million for each of the five years in the period ending December 31, 2027 and $2.02 billion thereafter at exchange rates in effect on December 31, 2022.

Land concessions in Macao generally have an initial term of 25 years with automatic extensions of 10 years thereafter in accordance with Macao law. The Company anticipates a useful life of 50 years related to the land concessions in Macao. The Company has received land concessions from the Macao government to build on the sites on which Sands Macao, The Venetian Macao, The Plaza Macao and Four Seasons Macao, The Londoner

Macao and The Parisian Macao are located. The Company does not own these land sites in Macao; however, the land concessions grant the Company exclusive use of the land. As specified in the land concessions, the Company is required to pay premiums for each parcel, as well as make annual rent payments in the amounts and at the times specified in the land concessions. The rent amounts may be revised every five years by the Macao government.

Land concessions in Singapore have an initial term of 60 years. The Company has received land concessions from the STB to build on the sites on which Marina Bay Sands and the future MBS Expansion Project are located. The Company does not own these land sites in Singapore; however, the land concessions grant the Company exclusive use of the land. As specified in the land concessions, the Company was required to prepay the premiums for each parcel.

Note 9 — Intangible Assets, Net

Intangible assets consist of the following:

	December 31,			
	2022		**2021**	
	(In millions)			
Marina Bay Sands gaming license	$	54	$	53
Trademarks and other		22		13
		76		66
Less — accumulated amortization		(12)		(47)
Total intangible assets, net	$	64	$	19

In April 2022, the Company paid SGD 72 million (approximately $53 million at exchange rates in effect at the time of the transaction) to the Singapore Gambling Regulatory Authority (the "GRA") as part of the process to renew its gaming license at Marina Bay Sands. This license is being amortized over its three-year term, which expires in April 2025, and is renewable upon submitting an application, paying the applicable license fee and meeting the requirements as determined by the GRA.

Amortization expense was $17 million, $18 million and $17 million for the years ended December 31, 2022, 2021 and 2020, respectively. The estimated future amortization expense is approximately $18 million for the years ending December 31, 2023 and 2024, and $6 million for the year ending December 31, 2025.

Note 10 — Other Accrued Liabilities

Other accrued liabilities consist of the following:

	December 31,			
	2022		**2021**	
	(In millions)			
Customer deposits	$	471	$	470
Payroll and related		316		253
Accrued interest payable		189		157
Taxes and licenses		134		143
Outstanding chip liability		81		74
Other accruals		267		237
	$	1,458	$	1,334

Note 11 — Derivative Instruments

During the year ended December 31, 2021, the Company entered into two foreign currency swap agreements. The objective of both agreements is to manage the risk of changes in cash flows resulting from foreign currency gains/losses realized upon remeasurement of U.S. dollar denominated SCL senior notes by swapping a specified amount of Hong Kong dollars for U.S. dollars at the contractual spot rate. The terms in one of the contracts did not effectively match the terms of the related SCL senior notes; thus, it was not designated as hedging (the "Non-Hedging Swap"). The remaining contract was designated as a hedge of the cash flows related to a portion of the SCL senior notes (the "Hedging Swap," and together with the Non-Hedging Swap, the "FX Swaps"). The Non-Hedging Swap and the Hedging Swap have a total notional value of $500 million and $1.0 billion, respectively, and expire in August 2023 and August 2025, respectively.

The fair value of the FX Swaps is recorded as an asset in prepaid expenses and other and a liability in other long-term liabilities. The fair value of the FX Swaps was estimated using Level 2 inputs from recently reported market transactions of foreign currency exchange rates. For the Hedging Swap, the changes in fair value of the derivative were recognized as other comprehensive income in the accompanying consolidated balance sheets. Additionally, the foreign currency gains/losses incurred from the remeasurement of the portion of the SCL senior notes being hedged were also recognized in other comprehensive income. For the Non-Hedging Swap the changes in fair value of the derivative were recorded in other income in the accompanying consolidated statements of operations.

In August 2018, the Company entered into interest rate swap agreements (the "IR Swaps"), which qualified and were designated as fair value hedges, swapping fixed-rate for variable-rate interest to hedge changes in the fair value of the 2023, 2025 and 2028 SCL Senior Notes. These IR Swaps had a total notional value of $5.50 billion and expired in August 2020. During the year ended December 31, 2020, the Company recorded $53 million as a reduction to interest expense related to the realized amount associated with the IR Swaps.

Note 12 — Long-Term Debt

Long-term debt consists of the following:

	December 31,	
	2022	**2021**
	(In millions)	
Corporate and U.S. Related[1]:		
3.200% Senior Notes due 2024 (net of unamortized original issue discount and deferred financing costs of $5 and $8, respectively)	$ 1,745	$ 1,742
2.900% Senior Notes due 2025 (net of unamortized original issue discount and deferred financing costs of $2 and $3, respectively)	498	497
3.500% Senior Notes due 2026 (net of unamortized original issue discount and deferred financing costs of $7 and $8, respectively)	993	992
3.900% Senior Notes due 2029 (net of unamortized original issue discount and deferred financing costs of $6 and $7, respectively)	744	743
Macao Related[1]:		
5.125% Senior Notes due 2025 (net of unamortized original issue discount and deferred financing costs of $7 and $9, respectively)	1,793	1,791
3.800% Senior Notes due 2026 (net of unamortized original issue discount and deferred financing costs of $5 and $6, respectively)	795	794
2.300% Senior Notes due 2027 (net of unamortized original issue discount and deferred financing cost of $6 and $7, respectively)	694	693
5.400% Senior Notes due 2028 (net of unamortized original issue discount and deferred financing costs of $13 and $15, respectively)	1,887	1,885
2.850% Senior Notes due 2029 (net of unamortized original issue discount and deferred financing cost of $6 and $7, respectively)	644	643
4.375% Senior Notes due 2030 (net of unamortized original issue discount and deferred financing costs of $8 and $9, respectively)	692	691
3.250% Senior Notes due 2031 (net of unamortized original issue discount and deferred financing cost of $5 and $6, respectively)	595	594
2018 SCL Credit Facility — Revolving	1,958	753
Other[2]	22	27
Singapore Related[1]:		
2012 Singapore Credit Facility — Term (net of unamortized deferred financing costs of $33 and $43, respectively)	2,870	2,902
2012 Singapore Delayed Draw Term Facility (net of unamortized deferred financing costs of nil and $1, respectively)	46	45
Other[2]	2	3
	15,978	14,795
Less — current maturities	(2,031)	(74)
Total long-term debt	$ 13,947	$ 14,721

_____

(1) Unamortized deferred financing costs of $60 million and $81 million as of December 31, 2022 and 2021, respectively, related to the Company's revolving credit facilities and the undrawn portion of the Singapore Delayed Draw Term Facility are included in other assets, net, and prepaid and other in the accompanying consolidated balance sheets.

(2) Includes finance leases related to Macao of $21 million and $24 million as of December 31, 2022 and 2021, respectively, and related to Singapore of $1 million as of December 31, 2021.

Corporate and U.S. Related Debt

LVSC Senior Notes

On July 31, 2019, LVSC issued, in a public offering, three series of senior unsecured notes in an aggregate principal amount of $3.50 billion, consisting of $1.75 billion of 3.200% Senior Notes due August 8, 2024 (the "2024 LVSC Senior Notes"), $1.0 billion of 3.500% Senior Notes due August 18, 2026 (the "2026 LVSC Senior Notes") and $750 million of 3.900% Senior Notes due August 8, 2029 (the "2029 LVSC Senior Notes"). A portion of the net proceeds from the offering was used to repay in full the outstanding borrowings under the 2013 U.S. Credit Facility.

On November 25, 2019, LVSC issued, in a public offering, a senior unsecured note in an aggregate principal amount of $500 million of 2.900% Senior Notes due June 25, 2025 (the "2025 LVSC Senior Notes" and, together with the 2024 LVSC Senior Notes, 2026 LVSC Senior Notes and the 2029 LVSC Senior Notes, the "LVSC Senior Notes"). A portion of the net proceeds from the offering was used for general corporate purposes, including repurchases of shares of the Company's common stock.

There are no interim principal payments on the LVSC Senior Notes and interest is payable semi-annually in arrears on each February 8 and August 8 with respect to the 2024 LVSC Notes and 2029 LVSC Notes, on each February 18 and August 18 with respect to the 2026 Notes, and on each June 25 and December 25 with respect to the 2025 Notes.

The LVSC Senior Notes are senior unsecured obligations of LVSC. Each series of LVSC Senior Notes rank equally in right of payment with all of LVSC's other unsecured and unsubordinated obligations, if any. None of LVSC's subsidiaries guarantee the LVSC Senior Notes.

The LVSC Senior Notes were issued pursuant to an indenture, dated July 31, 2019, as amended with respect to each of the series of the LVSC Senior Notes (the "Indenture"), between LVSC and U.S. Bank National Association, as trustee. The Indenture contains covenants, subject to customary exceptions and qualifications, that limit the ability of LVSC and its subsidiaries to, among other things, incur liens, enter into sale and leaseback transactions and consolidate, merge, sell or otherwise dispose of all or substantially all of the Company's assets on a consolidated basis. The Indenture also provides for customary events of default.

LVSC Revolving Facility

On August 9, 2019, LVSC entered into a revolving credit agreement with the arrangers and lenders named therein and The Bank of Nova Scotia, as administrative agent for the lenders (the "LVSC Revolving Credit Agreement"), pursuant to which the lenders provided unsecured, revolving credit commitments to LVSC in an aggregate principal amount of $1.50 billion (the "LVSC Revolving Facility"), which are available until August 9, 2024, and include a $150 million sub-facility for letters of credit. LVSC may utilize the proceeds of the loans for general corporate purposes and working capital requirements of LVSC and its subsidiaries and any other purpose not prohibited by the LVSC Revolving Credit Agreement. As of December 31, 2022, the Company had $1.50 billion of available borrowing capacity under the LVSC Revolving Facility, net of outstanding letters of credit.

The revolving loans bear interest at the Company's option, at either, an adjusted Eurodollar rate, plus an applicable margin ranging from 1.125% to 1.550% per annum, or at an alternative base rate, plus an applicable margin ranging from 0.125% to 0.550% per annum, in each case, based on LVSC's corporate family credit rating. As of December 31, 2022, the applicable margin for revolving loans with reference to an adjusted Eurodollar rate is 1.4% per annum and the applicable margin for revolving loans with reference to an alternative base rate is 0.4% per annum. LVSC is also required to pay a quarterly commitment fee on the undrawn portion of the LVSC Revolving Facility, which commitment fee ranges from 0.125% to 0.250% per annum, based on the LVSC's corporate family credit rating. As of December 31, 2022, the commitment fee is 0.200% per annum.

The LVSC Revolving Credit Agreement contains customary affirmative and negative covenants for facilities of this type, subject to customary exceptions and thresholds that limit the ability of (a) LVSC and its restricted subsidiaries to, among other things, (i) incur liens, (ii) enter into sale and leaseback transactions and (iii) sell, lease, sub-lease or otherwise dispose of any core facility (as defined in the LVSC Revolving Credit Agreement), (b) certain restricted subsidiaries of LVSC to incur indebtedness and (c) LVSC to merge, consolidate, liquidate or sell all or substantially all of its assets. The LVSC Revolving Credit Agreement also requires LVSC to maintain a maximum consolidated leverage ratio of 4.0x as of the last day of each fiscal quarter. The LVSC Revolving Credit Agreement also contains customary events of default, including payment defaults, cross defaults to material debt, bankruptcy and insolvency, breaches of covenants and inaccuracy of representations and warranties, subject to customary grace periods.

On September 23, 2020, LVSC entered into an amendment agreement with lenders to the LVSC Revolving Credit Agreement. Pursuant to the amendment, the LVSC Revolving Credit Agreement was amended to (a) remove the requirement to maintain a maximum consolidated leverage ratio of 4.0x as of the last day of any fiscal quarter of LVSC during the period commencing on October 31, 2020, through and including December 31, 2021 (the "Relevant Period"); (b) include a requirement for LVSC to maintain a minimum liquidity of $350 million as of the last day of each month during the Relevant Period; and (c) include a limitation on LVSC's ability to declare or pay any dividend or other distribution during the period commencing on the closing date of the amendment, through and including December 31, 2021, unless liquidity is greater than $1.0 billion on a pro forma basis after giving effect to such dividend or distribution. Pursuant to the amendment, LVSC agreed to pay a customary fee to the lenders that consented.

On September 3, 2021, LVSC entered into amendment No. 2 (the "Second Amendment") with lenders to the LVSC Revolving Credit Agreement. Pursuant to the Second Amendment, the existing LVSC Revolving Credit Agreement was amended to (a) extend the period during which LVSC is not required to maintain a maximum consolidated leverage ratio of 4.0x as of the last day of any fiscal quarter to December 31, 2022; (b) extend the period during which LVSC is required to maintain a specified amount of minimum liquidity as of the last day of each month to December 31, 2022; (c) increase the minimum liquidity amount that LVSC is required to maintain until December 31, 2022 to $700 million; and (d) extend the period during which LVSC is unable to declare or pay any dividend or other distribution, unless liquidity is greater than $1.0 billion on a pro forma basis after giving effect to such dividend or distribution, to December 31, 2022. In addition, pursuant to the Second Amendment and subject to the satisfaction of certain conditions specified therein, the requisite lenders under the existing LVSC Revolving Credit Agreement consented to, and waived any applicable restrictions prohibiting, the consummation of the announced sale of the Las Vegas Operations. Pursuant to the Second Amendment, LVSC paid a customary fee to the lenders that consented.

On December 7, 2021, LVSC entered into amendment No. 3 (the "Third Amendment") with lenders to the LVSC Revolving Credit Agreement. Pursuant to the Third Amendment, the existing LVSC Revolving Credit Agreement was amended to update the terms therein that provide for a transition away from LIBOR as a benchmark interest rate and the replacement of LIBOR by a replacement benchmark interest rate or mechanism.

On January 30, 2023, LVSC entered into Amendment No. 4 (the "Fourth Amendment") with lenders to the LVSC Revolving Credit Agreement. Pursuant to the Fourth Amendment, the existing LVSC Revolving Credit Agreement was amended to (a) determine consolidated adjusted EBITDA on a year-to-date annualized basis during the period commencing on the effective date and ending on and including December 31, 2023, as follows: (i) for the fiscal quarter ending March 31, 2023, consolidated adjusted EBITDA for such fiscal quarter multiplied by four, (ii) for the fiscal quarter ending June 30, 2023, consolidated adjusted EBITDA for such fiscal quarter and the immediately preceding fiscal quarter multiplied by two, and (iii) for the fiscal quarter ending September 30, 2023, consolidated adjusted EBITDA for such fiscal quarter and the two immediately preceding fiscal quarters, multiplied by four-thirds; (b) extend the period during which LVSC is required to maintain a specified amount of minimum liquidity as of the last day of each month to December 31, 2023; and (c) extend the period during which LVSC is unable to declare or pay any dividend or other distribution, unless liquidity is greater than $1.0 billion on a pro forma basis after giving effect to such dividend or distribution, to December 31, 2023.

Macao Related Debt

SCL Senior Notes

On August 9, 2018, SCL issued, in a private offering, three series of senior unsecured notes in an aggregate principal amount of $5.50 billion, consisting of $1.80 billion of 4.600% Senior Notes due August 8, 2023 (the "2023 SCL Senior Notes"), $1.80 billion of 5.125% Senior Notes due August 8, 2025 (the "2025 SCL Senior Notes") and $1.90 billion of 5.400% Senior Notes due August 8, 2028 (the "2028 SCL Senior Notes"). A portion of the net proceeds from the offering was used to repay in full the outstanding borrowings under the 2016 VML Credit

Facility. There are no interim principal payments on the 2023, 2025 or 2028 SCL Senior Notes and interest is payable semi-annually in arrears on each February 8 and August 8, commencing on February 8, 2019.

On June 4, 2020, SCL issued, in a private offering, two series of senior unsecured notes in an aggregate principal amount of $1.50 billion, consisting of $800 million of 3.800% Senior Notes due January 8, 2026 (the "2026 SCL Senior Notes") and $700 million of 4.375% Senior Notes due June 18, 2030 (the "2030 SCL Senior Notes"). The net proceeds from the offering were used for incremental liquidity and general corporate purposes. There are no interim principal payments on the 2026 or 2030 SCL Senior Notes and interest is payable semi-annually in arrears on January 8 and July 8, commencing on January 8, 2021, with respect to the 2026 SCL Senior Notes, and on June 18 and December 18, commencing on December 18, 2020, with respect to the 2030 SCL Senior Notes.

On September 23, 2021, SCL issued in a private offering three series of senior unsecured notes in an aggregate principal amount of $1.95 billion, consisting of $700 million of 2.300% Senior Notes due March 8, 2027 (the "2027 SCL Senior Notes"), $650 million of 2.850% Senior Notes due March 8, 2029 (the "2029 SCL Senior Notes") and $600 million of 3.250% Senior Notes due August 8, 2031 (the "2031 SCL Senior Notes" and, together with the 2023 SCL Senior Notes, 2025 SCL Senior Notes, 2026 SCL Senior Notes, 2027 SCL Senior Notes, 2028 SCL Senior Notes, 2029 SCL Senior Notes, 2030 SCL Senior Notes, the "SCL Senior Notes"). SCL used the net proceeds from the offering and cash on hand to redeem in full the outstanding principal amount of its $1.80 billion 4.600% Senior Notes due 2023, any accrued interest and the associated make-whole premium as determined under the related senior notes indenture dated as of August 9, 2018.

The SCL Senior Notes are senior unsecured obligations of SCL. Each series of notes rank equally in right of payment with all of SCL's existing and future senior unsecured debt and will rank senior in right of payment to all of SCL's future subordinated debt, if any. The notes will be effectively subordinated in right of payment to all of SCL's future secured debt (to the extent of the value of the collateral securing such debt) and will be structurally subordinated to all of the liabilities of SCL's subsidiaries. None of SCL's subsidiaries guarantee the notes.

The 2023, 2025 and 2028 SCL Senior Notes were issued pursuant to an indenture, dated August 9, 2018 (the "2018 SCL Indenture"), the 2026 and 2030 SCL Senior Notes were issued pursuant to an indenture, dated June 4, 2020 (the "2020 SCL Indenture") and the 2027, 2029 and 2031 SCL Senior Notes were issued pursuant to an indenture, dated September 23, 2021 (the "2021 SCL Indenture"), between SCL and U.S. Bank National Association, as trustee. Upon the occurrence of certain events described in these indentures, the interest rate on the SCL senior notes may be adjusted. The indentures contain covenants, subject to customary exceptions and qualifications, that limit the ability of SCL and its subsidiaries to, among other things, incur liens, enter into sale and leaseback transactions and consolidate, merge, sell or otherwise dispose of all or substantially all of SCL's assets on a consolidated basis. The indentures also provide for customary events of default.

The cost associated with the early termination of the 4.600% Senior Notes due 2023, including the make-whole premium of $131 million and $6 million in unamortized original issue discount and deferred financing costs, was recorded as a loss on early retirement of debt in the consolidated statement of operations during the year ended December 31, 2021.

On February 16 and June 16, 2022, Standard & Poor's ("S&P") and Fitch, respectively, downgraded the credit rating for the Company and SCL to BB+. As a result of the downgrades, the coupon on each series of the outstanding SCL Senior Notes increased by 0.50% per annum, with a 0.25% per annum increase becoming effective on the first interest payment date after February 16, 2022 as it relates to S&P and an additional 0.25% increase per annum after June 16, 2022 as it relates to Fitch. This resulted in an increase of $16 million in interest expense for the year ended December 31, 2022 and $36 million for each year thereafter through 2024, at which time this will decrease as the SCL Senior Notes are repaid based on each of their set maturity dates. The weighted average interest rate for the SCL Senior Notes was 4.6%, 4.7% and 4.8% for the years ended December 31, 2022, 2021 and 2020, respectively.

2018 SCL Credit Facility

On November 20, 2018, SCL entered into a facility agreement with the arrangers and lenders named therein and Bank of China Limited, Macau Branch, as agent for the lenders (the "2018 SCL Credit Facility"), pursuant to which the lenders made available a $2.0 billion revolving unsecured credit facility to SCL (the "2018 SCL Revolving Facility"). The facility is available until July 31, 2023, and SCL may draw loans under the facility, which may consist of general revolving loans (consisting of a United States dollar component and a Hong Kong dollar component) or loans drawn under a swing-line loan sub-facility (denominated in either United States dollars or Hong Kong dollars). SCL may utilize the loans for general corporate purposes and working capital requirements of SCL and its subsidiaries.

Loans under the 2018 SCL Revolving Facility bear interest calculated by reference to (1) in the case of general revolving loans denominated in United States dollars, Secured Overnight Financing Rate ("SOFR"), (2) in the case of loans denominated in United States dollars drawn under the swing-line loan sub-facility, a United States dollar alternate base rate (determined by reference to, among other things, the United States dollar prime lending rate and the Federal Funds Effective Rate), (3) in the case of general revolving loans denominated in Hong Kong dollars, the Hong Kong Interbank Offered Rate ("HIBOR") or (4) in the case of loans denominated in Hong Kong dollars drawn under the swing-line loan sub-facility, a Hong Kong dollar alternate base rate (determined by reference to, among other things, the Hong Kong dollar prime lending rate), in each case, plus a margin that is determined by reference to the consolidated leverage ratio as defined in the 2018 SCL Credit Facility. The initial margin for general revolving loans is 2.0% per annum and the initial margin for loans drawn under the swing-line loan sub-facility is 1.0% per annum. SCL is also required to pay a commitment fee of 0.60% per annum on the undrawn amounts under the 2018 SCL Revolving Facility.

The 2018 SCL Credit Facility contains affirmative and negative covenants customary for similar unsecured financings, including, but not limited to, limitations on indebtedness secured by liens on principal properties and sale and leaseback transactions. The 2018 SCL Credit Facility also requires SCL to maintain a maximum ratio of total indebtedness to adjusted EBITDA of 4.0x throughout the life of the facility and a minimum ratio of adjusted EBITDA to net interest expense (including capitalized interest) of 2.5x throughout the life of the facility.

On March 27, 2020, SCL entered into a waiver and amendment request letter (the "Waiver Letter") with respect to certain provisions of the 2018 SCL Credit Facility, pursuant to which lenders (a) waived the requirements for SCL to comply with the requirements that SCL ensure the maximum consolidated leverage ratio does not exceed 4.0x and minimum consolidated interest coverage ratio of 2.5x for any quarterly period ending during the period beginning on, and including, January 1, 2020 and ending on, and including, July 1, 2021 (the "SCL Relevant Period") (other than with respect to the financial year ended on December 31, 2019); (b) waived any default that may arise as a result of any breach of said requirements during the SCL Relevant Period (other than with respect to the financial year ended on December 31, 2019); and (c) extended the period of time during which SCL may supply the agent with (i) its audited consolidated financial statements for the financial year ended on December 31, 2019, to April 30, 2020; and (ii) its audited consolidated financial statements for the financial year ending on December 31, 2020, to April 30, 2021. Pursuant to the Waiver Letter, SCL agreed to pay a customary fee to the lenders that consented.

On September 11, 2020, SCL entered into a waiver extension and amendment request letter (the "Waiver Extension Letter") with respect to certain provisions of the 2018 SCL Credit Facility, pursuant to which lenders agreed to (a) extend the SCL Relevant Period such that it ends on, and includes, January 1, 2022 instead of July 1, 2021; and (b) amend and restate the 2018 SCL Credit Facility in the form attached to the Waiver Extension Letter, which contains the following amendments: (1) it provides SCL with the option to increase the total borrowing capacity by an aggregate amount of up to $1.0 billion; and (2) it imposes a restriction on the ability of SCL to declare or make any dividend payment or similar distribution at any time during the period from (and including) July 1, 2020 to (and including) January 1, 2022, if at such time (x) the total borrowing capacity exceeds $2.0 billion by operation of the increase referred to above; and (y) the maximum consolidated leverage ratio is greater than 4.0x, unless, after giving effect to such payment, the sum of (i) the aggregate amount of cash and cash equivalents of SCL on such date; and (ii) the aggregate amount of the undrawn facility under the 2018 SCL Credit Facility and unused commitments under other credit facilities of SCL is greater than $2.0 billion. Pursuant to the Waiver Extension Letter, SCL agreed to pay a customary fee to the lenders that consented.

On July 7, 2021, SCL entered into a waiver extension and amendment request letter (the "Third Waiver Extension Letter") with respect to certain provisions of the 2018 SCL Credit Facility, pursuant to which lenders agreed to (a) extend by one year to (and including) January 1, 2023, the waiver period for the requirement for SCL to comply with the requirements that SCL ensure the consolidated leverage ratio does not exceed 4.0x and the consolidated interest coverage ratio is not less than 2.5x as at the last day of the financial quarter; (b) extend the period of time during which SCL may supply the agent with its audited consolidated financial statements for the financial year ending on December 31, 2021 to April 30, 2022; and (c) extend by one year to (and including) January 1, 2023, the period during which SCL's ability to declare or make any dividend payment or similar distribution is restricted if at such time (x) the Total Commitments (as defined in the 2018 SCL Credit Facility) exceed $2.0 billion by SCL's exercise of the option to increase the Total Commitments by an aggregate amount of up to $1.0 billion; and (y) the consolidated leverage ratio is greater than 4.0x, unless, after giving effect to such payment, the sum of (i) the aggregate amount of cash and cash equivalents of SCL on such date; and (ii) the aggregate amount of the undrawn facility under the 2018 SCL Credit Facility and unused commitments under other credit facilities of SCL is greater than $2.0 billion. Pursuant to the Third Waiver Extension Letter, SCL paid a customary fee to the lenders that consented.

On November 30, 2022, SCL entered into a waiver extension and amendment request letter (the "Fourth Waiver Extension Letter") with respect to certain provisions of the 2018 SCL Credit Facility, pursuant to which lenders have (a) extended to (and including) July 31, 2023, the waiver period for the requirement for SCL to comply with the requirements that SCL ensure (a) the consolidated leverage ratio does not exceed 4.0x and the consolidated interest coverage ratio is not less than 2.5x as at the last day of the financial quarter; (b) extend to (and including) July 31, 2023, the period during which SCL's ability to declare or make any dividend payment or similar distribution is restricted if at such time (x) the Total Commitments (as defined in the 2018 SCL Credit Facility) exceed $2.0 billion by SCL's exercise of the option to increase the Total Commitments by an aggregate amount of up to $1.0 billion; and (y) the consolidated leverage ratio is greater than 4.0x, unless, after giving effect to such payment, the sum of (i) the aggregate amount of cash and cash equivalents of SCL on such date; and (ii) the aggregate amount of the undrawn facility under the 2018 SCL Credit Facility and unused commitments under other credit facilities of SCL is greater than $2.0 billion; and (c) incorporated provisions to address the transition of LIBOR to a term SOFR reference rate. Pursuant to the Fourth Waiver Extension Letter, SCL paid a customary fee to the lenders that consented.

The 2018 SCL Credit Facility also contains certain events of default (some of which are subject to grace and remedy periods and materiality qualifiers), including, but not limited to, events relating to SCL's gaming operations and the loss or termination of certain land concession contracts.

On January 25, 2021, SCL entered into an agreement with lenders to increase commitments under the 2018 SCL Credit Facility by HKD 3.83 billion (approximately $491 million at exchange rates in effect on December 31, 2021).

During the years ended December 31, 2022 and 2021, SCL drew down $114 million and $71 million, respectively, and HKD 8.50 billion and HKD 5.31 billion, respectively, (approximately $1.09 billion and $681 million at exchange rates in effect on December 31, 2022) under the facility for general corporate purposes. The weighted average interest rate for the 2018 SCL Credit Facility was 4.3% and 2.6% for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, SCL had $541 million of available borrowing capacity under the 2018 SCL Revolving Facility comprised of HKD commitments of HKD 3.82 billion (approximately $490 million at exchange rates in effect on December 31, 2022) and U.S. dollar commitments of $51 million.

Singapore Related Debt

2012 Singapore Credit Facility

In June 2012, MBS entered into a SGD 5.10 billion (approximately $3.80 billion at exchange rates in effect on December 31, 2022) credit agreement (the "2012 Singapore Credit Facility"), providing for a fully funded SGD 4.60 billion (approximately $3.42 billion at exchange rates in effect on December 31, 2022) term loan (the "2012 Singapore Term Facility") and a SGD 500 million (approximately $372 million at exchange rates in effect on December 31, 2022) revolving facility (the "2012 Singapore Revolving Facility") that was available until

November 25, 2017, which included a SGD 100 million (approximately $74 million at exchange rates in effect on December 31, 2022) ancillary facility (the "2012 Singapore Ancillary Facility"). Borrowings under the 2012 Singapore Credit Facility were used to repay the outstanding balance under the previous Singapore credit facility.

During August 2014, MBS amended its 2012 Singapore Credit Facility, pursuant to which consenting lenders of borrowings under the 2012 Singapore Term Facility extended the maturity to August 28, 2020, and consenting lenders of borrowings under the 2012 Singapore Revolving Facility extended the maturity to February 28, 2020.

During March 2018, MBS amended its 2012 Singapore Credit Facility, which refinanced the facility in an aggregate amount of SGD 4.80 billion (approximately $3.57 billion at exchange rates in effect on December 31, 2022), pursuant to which consenting lenders of borrowings under the 2012 Singapore Term Facility extended the maturity to March 29, 2024, and consenting lenders of borrowings under the 2012 Singapore Revolving Facility extended the maturity to September 29, 2023.

On August 30, 2019, MBS amended and restated its 2012 Singapore Credit Facility (the "Third Amendment and Restatement Agreement"). The Third Amendment and Restatement Agreement extended (a) the maturity date of the term loans under the 2012 Singapore Term Facility to August 31, 2026, and (b) the termination date of the revolving credit commitments under the 2012 Singapore Revolving Facility to February 27, 2026, and also increased the principal amount of revolving credit commitments by an additional SGD 250 million (approximately $186 million at exchange rates in effect on December 31, 2022) for a total aggregate principal amount of SGD 750 million (approximately $558 million at exchange rates in effect on December 31, 2022). As of December 31, 2022, MBS had SGD 590 million (approximately $439 million at exchange rates in effect on December 31, 2022) of available borrowing capacity under the 2012 Singapore Revolving Facility, net of outstanding letters of credit, primarily consisting of a banker's guarantee in connection with the MBS Expansion Project for SGD 153 million (approximately $114 million at exchange rates in effect on December 31, 2022).

Under the Third Amendment and Restatement Agreement, certain lenders committed to provide a new delayed draw term loan facility (the "Singapore Delayed Draw Term Facility") in an aggregate principal amount of SGD 3.75 billion (approximately $2.79 billion at exchange rates in effect on December 31, 2022), which will be available to MBS until December 30, 2024, to finance costs associated with the MBS Expansion Project. The loans borrowed under the Singapore Delayed Draw Term Facility will mature on August 31, 2026. During the year ended December 31, 2020, MBS borrowed SGD 62 million (approximately $46 million at exchange rates in effect at the time of the transaction) under the Singapore Delayed Draw Term Facility. As of December 31, 2022, SGD 3.69 billion (approximately $2.74 billion at exchange rates in effect on December 31, 2022) remains available to be drawn under the Singapore Delayed Draw Term Facility once the construction cost estimate and construction schedule for the MBS Expansion Project are delivered to lenders.

The indebtedness under the 2012 Singapore Credit Facility is collateralized by a first-priority security interest in substantially all of MBS's assets, other than capital stock and similar ownership interests, certain furniture, fixtures and equipment and certain other excluded assets.

The term loans under the 2012 Singapore Term Facility are subject to interim quarterly amortization payments, beginning with the fiscal quarter ended December 31, 2019, in an amount equal to (i) until and including the fiscal quarter ending September 30, 2024, 0.5% of the principal amount outstanding on June 30, 2019 (the "Term Facility Restatement Date"), (ii) for the fiscal quarter ending December 31, 2024, 3.0% of the principal amount outstanding on the Term Facility Restatement Date, (iii) for the fiscal quarters ending March 31, 2025 through September 30, 2025, 5.0% of the principal amount outstanding on the Term Facility Restatement Date, and (iv) for the fiscal quarters ending December 31, 2025 through June 30, 2026, 18.0% of the principal amount outstanding on the Term Facility Restatement Date. On the maturity date of August 31, 2026, MBS is required to repay all remaining amounts outstanding on the Singapore Term Facility.

Loans under the Singapore Delayed Draw Term Facility are subject to interim quarterly amortization payments, beginning with the fiscal quarter ending March 31, 2025, in an amount equal to (i) until and including the fiscal quarter ending September 30, 2025, 5.0% of the principal amount outstanding on December 30, 2024 (the "Delayed Draw Term Facility Restatement Date"), and (ii) for each fiscal quarter from December 31, 2025, until and including June 30, 2026, 18.0% of the principal amount outstanding on the Delayed Draw Term Facility

Restatement Date. On the maturity date of August 31, 2026, MBS is required to repay all remaining amounts outstanding on the Singapore Delayed Draw Term Facility.

Under the Third Amendment and Restatement Agreement, MBS must comply with a maximum consolidated leverage ratio of 4.5x on the last day of each fiscal quarter from August 30, 2019, until twelve months following the date on which a temporary occupation permit is issued with respect to the MBS Expansion Project. Thereafter, MBS must comply with a maximum consolidated leverage ratio of 4.0x as of the last day of each fiscal quarter through maturity.

On February 9, 2022, MBS entered into the Fourth Amendment and Restatement Agreement (the "Fourth Amendment Agreement") with DBS Bank Ltd., as agent and security trustee. The Fourth Amendment Agreement amended and restated the 2012 Singapore Credit Facility, to update the terms therein that provide for a transition away from the Swap Offer Rate ("SOR") as a benchmark interest rate and the replacement of SOR by a replacement benchmark interest rate or mechanism.

Under the Fourth Amendment Agreement, outstanding loans bear interest at the Singapore Overnight Rate Average ("SORA") with a credit spread adjustment of 0.19% per annum, plus an applicable margin ranging from 1.15% to 1.85% per annum, based on MBS's consolidated leverage ratio (estimated interest rate set at approximately 4.89% as of December 31, 2022). MBS pays a standby commitment fee of 35% to 40% of the spread per annum on all undrawn amounts under the 2012 Singapore Revolving Facility. The weighted average interest rate for the 2012 Singapore Credit Facility was 3.5%, 2.1% and 2.2% for the years ended December 31, 2022, 2021 and 2020, respectively.

On June 18, 2020, MBS amended the existing 2012 Singapore Credit Facility (the "Amendment Letter"). The Amendment Letter (a) modifies the financial covenant provisions under the 2012 Singapore Credit Facility such that MBS will not have to comply with the leverage or interest coverage covenants for the financial quarters ending, and including, September 30, 2020 through, and including, December 31, 2021 (the "Waiver Period"); (b) extends to June 30, 2021, the deadline for delivering the construction costs estimate and the construction schedule for the MBS Expansion Project; and (c) permits MBS to make dividend payments during the Waiver Period of (i) an unlimited amount if the ratio of its debt to consolidated adjusted EBITDA is lower than or equal to 4.25x and (ii) up to SGD 500 million per fiscal year if the ratio of its debt to consolidated adjusted EBITDA is higher than 4.25x, subject to the additional requirements that (a) the aggregate amount of MBS's cash plus Facility B availability is greater than or equal to SGD 800 million immediately following such dividend payment and (b) MBS's interest coverage ratio is higher than 3.0x. Pursuant to the Amendment Letter, MBS agreed to pay a customary fee to the lenders that consented thereto.

On September 7, 2021, MBS further amended the existing 2012 Singapore Credit Facility (the "Second Amendment Letter"). The Second Amendment Letter (a) extends by one year to (and including) December 31, 2022, the waiver period for the requirement for MBS to comply with the financial covenant provisions under the 2012 Singapore Credit Facility such that MBS will not have to comply with the leverage or interest coverage covenants for the financial quarters ending, and including, September 30, 2021 through, and including, December 31, 2022 (the "Extended Waiver Period"); (b) extends to March 31, 2022, the deadline for delivering the construction cost estimate and the construction schedule for the MBS Expansion Project; and (c) permits MBS to make dividend payments during the Extended Waiver Period of (i) an unlimited amount if the ratio of its debt to consolidated adjusted EBITDA is lower than or equal to 4.25x and (ii) up to SGD 500 million per fiscal year if the ratio of its debt to consolidated adjusted EBITDA is higher than 4.25x, subject to the additional requirements that (a) the aggregate amount of MBS's cash plus Facility B availability is greater than or equal to SGD 800 million immediately following such dividend payment and (b) MBS's interest coverage ratio is higher than 3.0x. Pursuant to the Second Amendment Letter, MBS paid a customary fee to the lenders that consented. The Company is in the process of reviewing the budget and timing of the MBS expansion based on the impact of the COVID-19 Pandemic and other factors. As a result, the construction cost estimate and construction schedule were not delivered to the lenders by the March 31, 2022 deadline. The Company does not anticipate material spend related to the MBS Expansion Project prior to the delivery of these items to the lenders.

Debt Covenant Compliance

As of December 31, 2022, management believes the Company was in compliance with all debt covenants. The Company amended its credit facilities to, among other things, waive the Company's requirement to comply with certain financial covenant ratios through December 31, 2022 for LVSC and MBS and July 31, 2023 for SCL, which include a maximum leverage ratio or net debt to trailing twelve-months adjusted earnings before interest, income taxes, depreciation and amortization, calculated in accordance with the respective credit agreement, of 4.0x, 4.0x and 4.5x under the LVSC Revolving Facility, 2018 SCL Credit Facility and 2012 Singapore Credit Facility, respectively. The Company's compliance with its financial covenants for periods beyond December 31, 2022 for MBS and LVSC and July 31, 2023 for SCL, could be affected by certain factors beyond the Company's control, such as the impact of the COVID-19 Pandemic, including current travel, quarantine and border restrictions continuing in the future. The Company will pursue additional waivers to meet the required financial covenant ratios for periods beyond the current covenant waiver periods, if deemed necessary.

Cash Flows from Financing Activities

Cash flows from financing activities related to long-term debt and finance lease obligations are as follows:

	Year Ended December 31,		
	2022	**2021**	**2020**
	(In millions)		
Proceeds from 2027, 2029 and 2031 SCL Senior Notes	$ —	$ 1,946	$ —
Proceeds from 2026 and 2030 SCL Senior Notes	—	—	1,496
Proceeds from 2018 SCL Credit Facility	1,200	756	403
Proceeds from 2012 Singapore Credit Facility - Delayed Draw Term	—	—	46
	$ 1,200	$ 2,702	$ 1,945
Repayments on 2023 SCL Senior Notes	$ —	$ (1,800)	$ —
Repayments on 2018 SCL Credit Facility	—	—	(404)
Repayments on 2012 Singapore Credit Facility	(60)	(62)	(60)
Repayments on Other Long-Term Debt	(6)	(5)	(3)
	$ (66)	$ (1,867)	$ (467)

Scheduled Maturities of Long-Term Debt

Maturities of long-term debt outstanding (excluding finance leases) as of December 31, 2022, are summarized as follows:

	Long-term Debt
	(In millions)
2023	$ 2,022
2024	1,891
2025	3,340
2026	3,507
2027	700
Thereafter	4,600
Total	$ 16,060

Note 13 — Equity

Preferred Stock

The Company is authorized to issue up to 50,000,000 shares of preferred stock. The Company's Board of Directors is authorized, subject to limitations prescribed by Nevada law and the Company's articles of incorporation, to determine the terms and conditions of the preferred stock, including whether the shares of preferred stock will be issued in one or more series, the number of shares to be included in each series and the powers, designations, preferences and rights of the shares. The Company's Board of Directors also is authorized to designate any qualifications, limitations or restrictions on the shares without any further vote or action by the stockholders.

Common Stock

Dividends

In April 2020, the Company suspended the quarterly dividend program due to the impact of the COVID-19 Pandemic. The Company will assess the resumption of the dividend program at a time deemed appropriate after taking into account all facts and circumstances.

On March 26, 2020, the Company paid a dividend of $0.79 per common share as part of a regular cash dividend program. During the year ended December 31, 2020, the Company recorded $603 million as a distribution against retained earnings (of which $342 million related to Mr. Adelson, (a Principal Stockholder at that time), and the other Principal Stockholders, and the remaining $261 million related to all other stockholders).

Share Repurchases

In June 2018, the Company's Board of Directors authorized the repurchase of $2.50 billion of its outstanding common stock, which was to expire in November 2020. In October 2020, the Company's Board of Directors authorized the extension of the expiration date of the remaining repurchase amount of $916 million to November 2022, and in October 2022, the Company's Board of Directors authorized the further extension of the expiration date of the remaining repurchase amount of $916 million to November 2024. Repurchases of the Company's common stock are made at the Company's discretion in accordance with applicable federal securities laws in the open market or otherwise. The timing and actual number of shares to be repurchased in the future will depend on a variety of factors, including the Company's financial position, earnings, legal requirements, other investment opportunities and market conditions. During the years ended December 31, 2022, 2021 and 2020, no shares of its common stock were repurchased. All share repurchases of the Company's common stock have been recorded as treasury stock.

Rollforward of Shares of Common Stock

A summary of the outstanding shares of common stock is as follows:

Balance as of January 1, 2020	763,484,915
Exercise of stock options	342,700
Issuance of restricted stock	17,512
Forfeiture of unvested restricted stock	(2,189)
Balance as of December 31, 2020	763,842,938
Exercise of stock options	121,710
Issuance of restricted stock	25,104
Balance as of December 31, 2021	763,989,752
Issuance of restricted stock	46,448
Vesting of restricted stock units	211,083
Balance as of December 31, 2022	764,247,283

Noncontrolling Interests

SCL

Subsequent to the February 21, 2020 dividend payment, as mentioned below, SCL suspended its dividend payments as a result of the COVID-19 Pandemic. SCL will assess the resumption of the dividend program at a time deemed appropriate after taking into account all facts and circumstances.

On February 21, 2020, SCL paid a dividend of HKD 0.99 to SCL stockholders (a total of $1.03 billion, of which the Company retained $717 million during the year ended December 31, 2020).

Note 14 — Income Taxes

Consolidated loss before taxes and noncontrolling interests for domestic and foreign operations is as follows:

		Year Ended December 31,				
		2022		2021		2020
		(In millions)				
Foreign	$	(1,090)	$	(1,091)	$	(1,614)
Domestic		(297)		(383)		(262)
Total loss before income taxes from continuing operations	$	(1,387)	$	(1,474)	$	(1,876)

The components of the income tax expense (benefit) from continuing operations are as follows:

		Year Ended December 31,				
		2022		2021		2020
		(In millions)				
Foreign:						
Current	$	136	$	32	$	7
Deferred		(21)		(12)		3
Federal:						
Current		20		8		(5)
Deferred		19		(33)		21
State:						
Current		—		—		(2)
Total income tax expense (benefit)	$	154	$	(5)	$	24

The reconciliation of the statutory federal income tax rate and the Company's effective tax rate for continuing operations is as follows:

	Year Ended December 31,		
	2022	2021	2020
Statutory federal income tax rate	(21.0)%	(21.0)%	(21.0)%
Increase (decrease) in tax rate resulting from:			
Change in valuation allowance	15.8 %	13.1 %	11.4 %
Foreign and U.S. tax rate differential	9.0 %	6.7 %	7.8 %
Tax exempt loss of foreign subsidiary	4.5 %	0.6 %	2.4 %
Other, net	2.8 %	0.3 %	0.7 %
Effective tax rate	11.1 %	(0.3)%	1.3 %

The Company enjoys an income tax exemption in Macao that exempts the Company from paying corporate income tax on profits generated by gaming operations. The Company benefited from this tax exemption through December 31, 2022. The VML gaming losses incurred during 2022, 2021 and 2020 did not generate a tax benefit because they are not subject to tax. In April 2019, the Company entered into a renewed agreement with the Macao government, effective through June 26, 2022, providing for payments as a substitution for a 12% tax otherwise due from VML shareholders on dividend distributions paid from VML gaming profits; namely an annual payment of 38 million patacas (approximately $5 million at exchange rates in effect on December 31, 2022) for each of the years 2021 and 2020, each payment to be made on or before January 31 of the following year, and a payment of 18 million patacas (approximately $2 million at exchange rates in effect on December 31, 2022) for the period between January 1, 2022 through June 26, 2022, to be paid on or before July 26, 2022. In September 2013, the Company and the Internal Revenue Service entered into a Pre-Filing Agreement providing the Macao special gaming tax (35% of gross gaming revenue) qualifies as a tax paid in lieu of an income tax and could be claimed as a U.S. foreign tax credit.

The Company's foreign and U.S. tax rate differential reflects the fact that the U.S. tax rate of 21% is higher than the statutory tax rates in Singapore and Macao of 17% and 12%, respectively.

The primary tax affected components of the Company's net deferred tax assets (liabilities) are as follows:

	December 31,	
	2022	**2021**
	(In millions)	
Deferred tax assets:		
U.S. foreign tax credit carryforwards	$ 3,720	$ 4,815
Net operating loss carryforwards	481	539
Stock-based compensation	17	16
Accrued expenses	9	21
Provision for credit losses	1	14
Interest expense carryforward	—	18
Deferred gain on mall sale transactions	—	11
Pre-opening expenses	—	6
Other	14	2
	4,242	5,442
Less — valuation allowances	(4,083)	(5,034)
Total deferred tax assets	159	408
Deferred tax liabilities:		
Property and equipment	(174)	(273)
Prepaid expenses	(2)	(5)
Other	(4)	(6)
Total deferred tax liabilities	(180)	(284)
Deferred tax assets (liabilities), net	$ (21)	$ 124

The Company's U.S. foreign tax credit carryforwards were $3.76 billion and $4.87 billion as of December 31, 2022 and 2021, respectively, which expire beginning in 2023 and 2022, respectively. There was a valuation allowance of $3.61 billion and $4.62 billion as of December 31, 2022 and 2021, respectively, provided on certain net U.S. deferred tax assets, as the Company believes these assets do not meet the "more-likely-than-not" criteria for recognition. The Company's U.S. net operating loss carryforward was $563 million as of December 31, 2021. The Company's U.S. interest expense carryforward was $87 million as of December 31, 2021. The U.S. net operating loss carryforward and the interest expense carryforward were fully utilized during 2022 due to the sale of the Company's Las Vegas Operations. Net operating loss carryforwards for the Company's foreign subsidiaries were $3.96 billion and $3.46 billion as of December 31, 2022 and 2021, respectively, which expire beginning in 2023 and 2022, respectively. There are valuation allowances of $475 million and $416 million as of December 31, 2022 and 2021, respectively, provided on the net deferred tax assets of certain foreign jurisdictions, as the Company believes these assets do not meet the "more-likely-than-not" criteria for recognition.

Undistributed earnings of subsidiaries are accounted for as a temporary difference, except deferred tax liabilities are not recorded for undistributed earnings of foreign subsidiaries deemed to be indefinitely reinvested in foreign jurisdictions. The Company does not consider current year's tax earnings and profits of its foreign subsidiaries to be indefinitely reinvested. Beginning with the year ended December 31, 2015, the Company's major foreign subsidiaries distributed, and may continue to distribute, earnings in excess of their current year's tax earnings and profits in order to meet the Company's liquidity needs. As of December 31, 2022, the amount of earnings and profits of foreign subsidiaries the Company does not intend to repatriate was $910 million. The Company does not expect withholding taxes or other foreign income taxes to apply should these earnings be distributed in the form of dividends or otherwise.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits, is as follows:

	December 31,					
	2022		2021		2020	
	(In millions)					
Balance at the beginning of the year	$	136	$	131	$	134
Additions to tax positions related to prior years		—		—		—
Reductions to tax positions related to prior years		(15)		(4)		(14)
Additions to tax positions related to current year		15		9		11
Balance at the end of the year	$	136	$	136	$	131

As of December 31, 2022, 2021 and 2020, unrecognized tax benefits of $36 million, $57 million and $60 million, respectively, were recorded as reductions to the U.S. foreign tax credit deferred tax asset. As of December 31, 2022, 2021 and 2020, unrecognized tax benefits of $100 million, $79 million and $71 million, respectively, were recorded in other long-term liabilities.

Included in the unrecognized tax benefit balance as of December 31, 2022, 2021 and 2020, are $122 million, $126 million and $123 million, respectively, of uncertain tax benefits that would affect the effective income tax rate if recognized.

The Company's major tax jurisdictions are the U.S., Macao and Singapore. The Company could be subject to examination for tax years beginning in 2018 in Macao and Singapore and tax years 2010 through 2015 and 2019 through 2021 in the U.S. The Company believes it has adequately reserved and provided for its uncertain tax positions; however, there is no assurance the taxing authorities will not propose adjustments that are different from the Company's expected outcome and it could impact the provision for income taxes.

The Company recognizes interest and penalties, if any, related to unrecognized tax positions in the provision for income taxes in the accompanying consolidated statement of operations. Interest and penalties of $13 million, $10 million and $7 million were accrued as of December 31, 2022, 2021 and 2020, respectively. The Company does not expect a significant increase or decrease in unrecognized tax benefits over the next twelve months.

The Inflation Reduction Act of 2022 ("IRA") was signed into law on August 16, 2022. The IRA contains numerous provisions including a 15% corporate alternative minimum tax ("CAMT") for certain large corporations that have at least an average of $1 billion adjusted financial statement income over a consecutive three-year period effective in tax years beginning after December 31, 2022. Applicable corporations would be allowed to claim a credit for the corporate minimum tax paid against regular tax in future years. The IRA also includes a 1% excise tax on corporate stock repurchases beginning January 1, 2023. The CAMT could impact our future cash flows and results of operations. The Internal Revenue Service has been granted broad authority to issue regulations or other guidance that could clarify how these taxes will be applied. The Company will continue to evaluate the impact of the IRA as additional information becomes available.

Note 15 — Fair Value Disclosures

As of December 31, 2022 and 2021, the amounts of the Company's assets and liabilities that were accounted for at fair value were immaterial.

The following table presents the carrying amounts and estimated fair values of financial instruments held or issued by the Company as of December 31, 2022 and 2021, using available market information. Determining fair value is judgmental in nature and requires market assumptions and/or estimation methodologies. The table excludes cash and cash equivalents, restricted cash and cash equivalents, accounts receivables, net, and accounts payable, all of which had fair values approximating their carrying amounts due to the short maturities and liquidity of these instruments.

	December 31, 2022		
		Hierarchy Level	
	Carrying Amount	Level 2	
	(in millions)		
Assets:			
Loan Receivable[1]	$ 1,165	$	1,078
Liabilities:			
Long-term debt[2]	$ 16,060	$	15,140

	December 31, 2021		
		Hierarchy Level	
	Carrying Amount	Level 2	
	(in millions)		
Liabilities:			
Long-term debt[2]	$ 14,900	$	15,060

_____

(1) The fair value is estimated based on level 2 inputs and reflects the increase in market interest rates since finalizing the terms of the loan receivable at a fixed interest rate on March 2, 2021.

(2) The estimated fair value of our long-term debt is based on recent trades, if available, and indicative pricing from market information (level 2 inputs).

Note 16 — Leases

Lessee

The Company has operating and finance leases for various real estate (including the Macao and Singapore leasehold interests in land) and equipment. Certain of these lease agreements include rental payments adjusted periodically for inflation and rental payments based on usage. The Company's leases include options to extend the lease term by one month to 10 years. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Leases recorded on the balance sheet consist of the following (excluding the Macao and Singapore leasehold interests in land assets; see "Note 8 — Leasehold Interests in Land, Net"):

Leases	Classification on the Balance Sheet	December 31, 2022	December 31, 2021
		(In millions)	
Assets			
Operating lease ROU assets	Other assets, net	$ 23	$ 24
Finance lease ROU assets	Property and equipment, net[(1)]	$ 10	$ 16
Liabilities			
Current			
Operating	Other accrued liabilities	$ 13	$ 14
Finance	Current maturities of long-term debt	$ 8	$ 10
Noncurrent			
Operating	Other long-term liabilities	$ 157	$ 154
Finance	Long-term debt	$ 13	$ 15

(1) Finance lease ROU assets are recorded net of accumulated depreciation of $26 million and $21 million as of December 31, 2022 and 2021, respectively.

Other information related to lease term and discount rate is as follows:

	December 31, 2022	December 31, 2021
Weighted Average Remaining Lease Term		
Operating leases	32.0 years	32.8 years
Finance leases	2.5 years	2.9 years
Weighted Average Discount Rate		
Operating leases	4.9 %	4.9 %
Finance leases	4.9 %	2.6 %

The components of lease expense are as follows:

	December 31, 2022	December 31, 2021	December 31, 2020
		(In millions)	
Operating lease cost:			
Amortization of leasehold interests in land	$ 55	$ 56	$ 55
Operating lease cost	21	14	12
Short-term lease cost	4	1	1
Variable lease cost	2	2	2
Finance lease cost:			
Amortization of ROU assets	5	8	9
Interest on lease liabilities	1	1	1
Total lease cost	$ 88	$ 82	$ 80

As of December 31, 2022, the Company has short-term lease commitments of $38 million.

Supplemental cash flow information related to leases is as follows:

	December 31,					
	2022		2021		2020	
	(In millions)					
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash flows for operating leases	$	14	$	16	$	19
Financing cash flows for finance leases	$	4	$	5	$	3
Right-of-use assets obtained in exchange for lease liabilities:						
Operating leases	$	8	$	10	$	10
Finance leases	$	1	$	9	$	22

Maturities of lease liabilities are summarized as follows:

	Operating Leases		Finance Leases	
	(In millions)			
Year ending December 31,				
2023	$	14	$	9
2024		11		9
2025		8		3
2026		7		1
2027		7		—
Thereafter		304		—
Total future minimum lease payments		351		22
Less — amount representing interest		(181)		(1)
Present value of future minimum lease payments		170		21
Less — current lease obligations		(13)		(8)
Long-term lease obligations	$	157	$	13

Lessor

The Company leases space at several of its Integrated Resorts to various third parties as part of its mall operations that are recorded within mall revenues, as well as restaurant and retail space that are recorded within convention, retail and other revenues. These leases are non-cancelable operating leases with remaining lease periods that vary from one month to 20 years. The leases include minimum base rents with escalated contingent rent clauses.

Lease revenue consists of the following:

	Year Ended December 31,					
	2022		**2021**		**2020**	
	Mall	**Other**	**Mall**	**Other**	**Mall**	**Other**
	(In millions)					
Minimum rents	$ 484	$ 1	$ 505	$ 1	$ 523	$ 1
Overage rents	78	—	115	—	39	—
Rent concessions[1]	(70)	—	(65)	—	(272)	—
Other[2]	—	—	6	—	—	—
Total overage rents and rent concessions	8	—	56	—	(233)	—
	$ 492	$ 1	$ 561	$ 1	$ 290	$ 1

_____

(1) Rent concessions were provided to tenants during the years ended December 31, 2022, 2021 and 2020 as a result of the COVID-19 Pandemic and the impact on mall and other operations.

(2) Amount related to a grant provided by the Singapore government to lessors to support small and medium enterprises impacted by the COVID-19 Pandemic in connection with their rent obligations.

Future minimum rentals (excluding the escalated contingent rent clauses) on non-cancelable leases are as follows:

	Mall	Other
	(In millions)	
Year ending December 31,		
2023	$ 442	$ 1
2024	386	1
2025	289	—
2026	225	—
2027	188	—
Thereafter	340	—
Total minimum future rentals	$ 1,870	$ 2

The cost and accumulated depreciation of property and equipment the Company is leasing to third parties is as follows:

	December 31,	
	2022	**2021**
	(In millions)	
Property and equipment, at cost	$ 1,554	$ 1,536
Accumulated depreciation	(711)	(639)
Property and equipment, net	$ 843	$ 897

Note 17 — Commitments and Contingencies

Litigation

The Company is involved in other litigation in addition to those noted below, arising in the normal course of business. Management has made certain estimates for potential litigation costs based upon consultation with legal counsel. Actual results could differ from these estimates; however, in the opinion of management, such litigation and claims will not have a material effect on the Company's financial condition, results of operations and cash flows.

Asian American Entertainment Corporation, Limited v. Venetian Macau Limited, et al.

On February 5, 2007, Asian American Entertainment Corporation, Limited ("AAEC" or "Plaintiff") brought a claim (the "Prior Action") in the U.S. District Court for the District of Nevada (the "U.S. District Court") against Las Vegas Sands, Inc. (now known as Las Vegas Sands, LLC ("LVSLLC")), Venetian Casino Resort, LLC ("VCR") and Venetian Venture Development, LLC, which are subsidiaries of the Company, and William P. Weidner and David Friedman, who are former executives of the Company. The Prior Action sought damages based on an alleged breach of agreements entered into between AAEC and the aforementioned defendants for their joint presentation of a bid in response to the public tender held by the Macao government for the award of gaming concessions at the end of 2001. The U.S. District Court entered an order dismissing the Prior Action on April 16, 2010.

On January 19, 2012, AAEC filed another claim (the "Macao Action") with the Macao Judicial Court against VML, LVS (Nevada) International Holdings, Inc. ("LVS (Nevada)"), LVSLLC and VCR (collectively, the "Defendants"). The claim was for 3.0 billion patacas (approximately $374 million at exchange rates in effect on December 31, 2022). The Macao Action alleges a breach of agreements entered into between AAEC and LVS (Nevada), LVSLLC and VCR (collectively, the "U.S. Defendants") for their joint presentation of a bid in response to the public tender held by the Macao government for the award of gaming concessions at the end of 2001. On July 4, 2012, the Defendants filed their defense to the Macao Action with the Macao Judicial Court and amended the defense on January 4, 2013.

On March 24, 2014, the Macao Judicial Court issued a decision holding that AAEC's claim against VML is unfounded and that VML be removed as a party to the proceedings. On May 8, 2014, AAEC lodged an appeal against that decision and the appeal is currently pending.

On June 5, 2015, the U.S. Defendants applied to the Macao Judicial Court to dismiss the claims against them as res judicata based on the dismissal of the Prior Action. On March 16, 2016, the Macao Judicial Court dismissed the defense of res judicata. An appeal against that decision was lodged by U.S. Defendants on April 7, 2016, and is currently pending. Evidence gathering by the Macao Judicial Court commenced by letters rogatory, which was completed on March 14, 2019, and the trial of this matter was originally scheduled for September 2019.

On July 15, 2019, AAEC submitted a request to the Macao Judicial Court to increase the amount of its claim to 96.45 billion patacas (approximately $12.01 billion at exchange rates in effect on December 31, 2022), allegedly representing lost profits from 2004 to 2018, and reserving its right to claim for lost profits up to 2022. On September 4, 2019, the Macao Judicial Court allowed AAEC's request to increase the amount of its claim. On September 17, 2019, the U.S. Defendants appealed the decision granting AAEC's request and that appeal is currently pending.

On June 18, 2020, the U.S. Defendants moved to reschedule the trial, which had been scheduled to begin on September 16, 2020, due to travel disruptions and other extraordinary circumstances resulting from the ongoing COVID-19 Pandemic. The Macao Judicial Court granted that motion and rescheduled the trial to begin on June 16, 2021. On April 16, 2021, the U.S. Defendants again moved to reschedule the trial because of the ongoing COVID-19 Pandemic. The Macao Judicial Court denied the U.S. Defendants' motion on May 28, 2021. The U.S. Defendants appealed that ruling on June 16, 2021, and that appeal is currently pending.

The trial began as scheduled on June 16, 2021. By order dated June 17, 2021, the Macao Judicial Court scheduled additional trial dates in late 2021 to hear witnesses who were subject to COVID-19 travel restrictions that prevented or severely limited their ability to enter Macao. That order also provided a procedure for the parties to request written testimony from witnesses who were not able to travel to Macao. The U.S. Defendants appealed certain aspects of the Macao Judicial Court's June 17, 2021 order, and that appeal is currently pending.

On July 10, 2021, the U.S. Defendants were notified of an invoice for supplemental court fees totaling 93 million patacas (approximately $12 million at exchange rates in effect on December 31, 2022) based on Plaintiff's July 15, 2019 amendment. By motion dated July 20, 2021, the U.S. Defendants moved for an order withdrawing that invoice. The Macao Judicial Court denied that motion by order dated September 11, 2021. The U.S. Defendants appealed that order on September 23, 2021, and that appeal is currently pending. By order dated September 29, 2021, the Macao Judicial Court ordered that the invoice for supplemental court fees be stayed pending resolution of that appeal.

The Macao Judicial Court heard additional testimony in late 2021. Certain witnesses who were not able to enter Macao due to ongoing COVID-19 travel restrictions presented testimony in writing.

From December 17, 2021 to January 19, 2022, Plaintiff submitted additional documents to the court file and disclosed written reports from two purported experts, who calculated Plaintiff's damages at 57.88 billion patacas and 62.29 billion patacas (approximately $7.21 billion and $7.76 billion, respectively, at exchange rates in effect on December 31, 2022).

The parties presented factual and rebuttal summations in January 2022. The Macao Judicial Court announced its proposed findings on disputed facts at a February 15, 2022 hearing. The parties filed post-trial briefs on points of law in March 2022. On April 28, 2022, the Macao Judicial Court entered a judgment for the U.S. Defendants. The Macao Judicial Court also held that Plaintiff litigated certain aspects of its case in bad faith.

Plaintiff filed a notice of appeal from the Macao Judicial Court's judgment on May 13, 2022. That appeal is fully briefed and remains pending with the Macao Second Instance Court.

On September 19, 2022, the U.S. Defendants were notified of an invoice for appeal court fees totaling 48 million patacas (approximately $6 million at exchange rates in effect on December 31, 2022). By motion dated September 29, 2022, the U.S. Defendants moved the Macao Judicial Court for an order withdrawing that invoice. The Macao Judicial Court denied that motion by order dated October 24, 2022. The U.S. Defendants appealed that order on November 10, 2022, and that appeal remains pending. By order dated November 15, 2022, the Macao Judicial Court ordered that the invoice for appeal court fees be stayed pending resolution of that appeal.

Management has determined that, based on proceedings to date, it is currently unable to determine the probability of the outcome of this matter or the range of reasonably possible loss, if any. The Company intends to defend this matter vigorously.

The Daniels Family 2001 Revocable Trust v. LVSC, et al.

On October 22, 2020, The Daniels Family 2001 Revocable Trust, a putative purchaser of the Company's shares, filed a purported class action complaint in the U.S. District Court against LVSC, Sheldon G. Adelson and Patrick Dumont. The complaint asserts violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the "Exchange Act") and alleges that LVSC made materially false or misleading statements, or failed to disclose material facts, from February 27, 2016 through September 15, 2020, with respect to its operations at Marina Bay Sands, its compliance with Singapore laws and regulations, and its disclosure controls and procedures. On January 5, 2021, the U.S. District Court entered an order appointing Carl S. Ciaccio and Donald M. DeSalvo as lead plaintiffs ("Lead Plaintiffs"). On March 8, 2021, Lead Plaintiffs filed a purported class action amended complaint against LVSC, Sheldon G. Adelson, Patrick Dumont, and Robert G. Goldstein, alleging similar violations of Sections 10(b) and 20(a) of the Exchange Act over the same time period of February 27, 2016 through September 15, 2020. On March 22, 2021, the U.S. District Court granted Lead Plaintiffs' motion to substitute Dr. Miriam Adelson, in her capacity as the Special Administrator for the estate of Sheldon G. Adelson, for Sheldon G. Adelson as a defendant in this action. On May 7, 2021, the defendants filed a motion to dismiss the amended complaint. Lead Plaintiffs filed an opposition to the motion to dismiss on July 6, 2021, and the defendants filed their reply on August 5, 2021. On March 28, 2022, the U.S. District Court entered an order dismissing the amended complaint in its entirety. The U.S. District Court dismissed certain claims with prejudice but granted Lead Plaintiffs leave to amend the complaint with respect to the other claims by April 18, 2022. On April 8, 2022, Lead Plaintiffs filed a Motion for Reconsideration and to Extend Time to File the Amended Complaint, requesting the U.S. District Court to reconsider certain aspects of its March 28, 2022 order and to extend the deadline for Lead Plaintiffs to file an amended complaint. The defendants filed an opposition to the motion on April 22, 2022. On April 18, 2022, Lead Plaintiffs filed a second amended complaint. On May 18, 2022, the defendants filed a motion to dismiss the second amended complaint. Lead Plaintiffs filed an opposition to the motion to dismiss on June 17, 2022, and the defendants filed their reply on July 8, 2022. This action is in a preliminary stage and management has determined that based on proceedings to date, it is currently unable to determine the probability of the outcome of this matter or the range of reasonably possible loss, if any. The Company intends to defend this matter vigorously.

Turesky v. Sheldon G. Adelson, et al.

On December 28, 2020, Andrew Turesky filed a putative shareholder derivative action on behalf of the Company in the U.S. District Court, against Sheldon G. Adelson, Patrick Dumont, Robert G. Goldstein, Irwin Chafetz, Micheline Chau, Charles D. Forman, Steven L. Gerard, George Jamieson, Charles A. Koppelman, Lewis Kramer and David F. Levi, all of whom are current or former directors and/or officers of LVSC. The complaint asserts claims for breach of fiduciary duty, unjust enrichment, waste of corporate assets, abuse of control, gross mismanagement, violations of Sections 10(b), 14(a) and 20(a) of the Exchange Act and for contribution under Sections 10(b) and 21D of the Exchange Act. On February 24, 2021, the U.S. District Court entered an order granting the parties' stipulation to stay this action in light of the Daniels Family 2001 Revocable Trust putative securities class action (the "Securities Action"). Subject to the terms of the parties' stipulation, this action is stayed until 30 days after the final resolution of the motion to dismiss in the Securities Action. On March 11, 2021, the U.S. District Court granted the plaintiff's motion to substitute Dr. Miriam Adelson, in her capacity as the Special Administrator for the estate of Sheldon G. Adelson, for Sheldon G. Adelson as a defendant in this action. This action is in a preliminary stage and management has determined that based on proceedings to date, it is currently unable to determine the probability of the outcome of this matter or the range of reasonably possible loss, if any. The Company intends to defend this matter vigorously.

Commitments

Macao Concession

Annual Premium

Under the Macao Concession, the Company is obligated to pay to the Macao government an annual gaming premium with a fixed portion and a variable portion based on the number and type of gaming tables it employs and gaming machines it operates. The fixed portion of the premium is equal to 30 million patacas (approximately $4 million at exchange rates in effect on December 31, 2022). The variable portion is equal to 300,000 patacas per gaming table reserved exclusively for certain kinds of games or players, 150,000 patacas per gaming table not so reserved and 1,000 patacas per electrical or mechanical gaming machine, including slot machines (approximately $37,360, $18,680 and $125, respectively, at exchange rates in effect on December 31, 2022), subject to a minimum of 76 million patacas (approximately $9 million at exchange rates in effect on December 31, 2022). Based on the gaming tables and gaming machines (which is at the maximum number of tables and machines currently allowed by the Macao government) in operation as of January 1, 2023, the annual premium payable to the Macao government is approximately $41 million during each of the next five years ending December 31, 2027, and approximately $203 million in aggregate thereafter through the termination of the Concession in December 2032.

The Company is also obligated to pay a special gaming tax of 35% of gross gaming revenues and applicable withholding taxes. Under the Concession, the Company must also contribute 5% of its gross gaming revenue to utilities designated by the Macao government, a portion of which must be used for promotion of tourism in Macao. Additionally, under the Concession, the Company is also obligated to pay a special annual gaming premium if the average of the gross gaming revenues of the Company's gaming tables and electrical or mechanical gaming machines, including slot machines, is lower than a certain minimum amount determined by the Macao government; such special premium being the difference between the gaming tax based on the actual gross gaming revenues and that of the specified minimum amount; this minimum amount has been set by the Macao government at 7 million patacas per gaming table and 300,000 patacas per gaming machine (approximately $1 million and $37,360, respectively, at exchange rates in effect on December 31, 2022), for an annual total of 4.50 billion patacas (approximately $561 million at exchange rates in effect on December 31, 2022) based on the maximum number of gaming tables and gaming machines the Company is currently authorized to operate.

Handover Record

Pursuant to the Handover Record, the Company is required to make annual payments of 750 patacas per square meter for the first three years and 2,500 patacas per square meter for the following seven years (approximately $93 and $311, respectively, at exchange rates in effect on December 31, 2022). The annual payment of 750 patacas per square meter will be adjusted with the Macao average price index of the corresponding preceding year for years two and three and the annual payment of 2,500 patacas per square meter will be adjusted with the Macao average price index of the corresponding preceding year for years five through ten. The annual fee for the first three years is approximately $13 million and $42 million for the next seven years, subject to the Macao average price index adjustment mentioned above.

Committed Investment

Under the Concession, the Company is obligated to develop certain gaming and non-gaming investment projects by December 2032 in connection with, among others, attraction of international visitors, conventions and exhibitions, entertainment shows, sporting events, culture and art, health and wellness and themed attractions, as well as support Macao's position as a city of gastronomy and increase community and maritime tourism, and we are required to invest, or cause to be invested, at least 30.24 billion patacas (approximately $3.77 billion at exchange rates in effect on December 31, 2022), including 27.80 billion patacas (approximately $3.46 billion at exchange rates in effect on December 31, 2022) on non-gaming projects. The Company will be required to increase its investment in non-gaming projects by up to 20% in the following year if Macao's annual market gross gaming revenue achieves or exceeds 180 billion patacas (approximately $22.42 billion at exchange rates in effect on December 31, 2022). The 20% increase is subject to a deduction of 4% per year if the revenue trigger occurs on or after the sixth year of the term of the Concession (2028). The additional investment is estimated to be approximately $700 million.

Non-Cancelable Contractual Obligations

The Company's non-cancelable contractual obligations (excluding operating leases and the Macao annual gaming premium mentioned above) is $364 million as of December 31, 2022. The amount excludes open purchase orders with the Company's suppliers that have not yet been received as these agreements generally allow the Company the option to cancel, reschedule and adjust terms based on the Company's business needs prior to the delivery of goods or performance of services. These obligations consist primarily of certain hotel management and service agreements. Some of the Company's hotel properties operate pursuant to management agreements with various experienced third-party hotel operators (management companies), whereby the management company controls the day-to-day operations of each of these hotels, and the Company is granted limited approval rights with respect to certain of the management company's actions. The non-cancelable period of the Company's management agreements ranges from 14 to 40 years with various extension provisions and some with early termination options. Each management company receives a base management fee, generally a percentage of revenue as defined. There are also monthly fees for certain support services and some also include incentive fees based on attaining certain financial thresholds.

Note 18 — Stock-Based Employee Compensation

The Company has two equity award plans for grants of options to purchase the Company's common stock and ordinary shares of SCL (the "2004 Plan" and the "SCL Equity Plan," respectively), which are described below. The 2004 Plan provides for the granting of equity awards pursuant to the applicable provisions of the Internal Revenue Code and regulations in the United States.

Las Vegas Sands Corp. 2004 Equity Award Plan

The 2004 Plan gives the Company a competitive edge in attracting, retaining and motivating employees, directors and consultants and to provide the Company with a stock plan providing incentives directly related to increases in its stockholder value. Any of the Company's subsidiaries' or affiliates' employees, directors or officers and many of its consultants are eligible for awards under the 2004 Plan. The 2004 Plan provided for an aggregate of 26,344,000 shares of the Company's common stock to be available for awards. The 2004 Plan originally had a term of ten years, but in June 2014, the Company's Board of Directors approved an amendment to the 2004 Plan, extending the term to December 2019. In May 2019, the Board of Directors and stockholders approved the adoption of the Las Vegas Sands Corp. Amended and Restated 2004 Equity Award Plan (the "Amended 2004 Plan"), which extended the term of the Amended 2004 Plan through December 2024 and increased the number of shares of common stock available for grants by 10,000,000 shares. The compensation committee may grant awards of nonqualified stock options, incentive (qualified) stock options, stock appreciation rights, restricted stock awards, restricted stock units, stock bonus awards, performance compensation awards or any combination of the foregoing. As of December 31, 2022, there were 2,385,512 shares available for grant under the Amended 2004 Plan.

Stock option awards are granted with an exercise price equal to the fair market value (as defined in the Amended 2004 Plan) of the Company's stock on the date of grant. The outstanding stock options generally vest over three to four years and have ten-year contractual terms. Compensation cost for all stock option grants, which all have graded vesting, is recognized on a straight-line basis over the awards' respective requisite service periods. The Company estimates the fair value of stock options using the Black-Scholes option-pricing model. Expected volatilities are based on the Company's historical volatility for a period equal to the expected life of the stock options. The expected option life is based on the contractual term of the option as well as historical exercise and forfeiture behavior. The risk-free interest rate for periods equal to the expected term of the stock option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend yield is based on the estimate of annual dividends expected to be paid at the time of the grant.

Sands China Ltd. Equity Award Plan

The SCL Equity Plan gives SCL a competitive edge in attracting, retaining and motivating employees, directors and consultants and to provide SCL with a stock plan providing incentives directly related to increases in its stockholder value. Subject to certain criteria as defined in the SCL Equity Plan, SCL's subsidiaries' or affiliates' employees, directors or officers and many of its consultants are eligible for awards under the SCL Equity Plan.

The SCL 2009 Equity Plan provided for an aggregate of 804,786,508 shares of SCL's common stock to be available for awards. The SCL 2009 Equity Plan had a term of ten years, which expired on November 30, 2019, and no further awards may be granted after the expiration of the term. All existing awards previously granted under the SCL 2009 Equity Plan, but which are unexercised or unvested, will remain valid and (where applicable) exercisable in accordance with their terms of grant despite the expiration of the SCL 2009 Equity Plan. SCL's remuneration committee may grant awards of stock options, stock appreciation rights, restricted stock awards, restricted stock units, stock bonus awards, performance compensation awards or any combination of the foregoing. Effective December 1, 2019, the SCL 2019 Equity Plan was approved by shareholders, with materially the same terms of the SCL 2009 Equity Plan. As of December 31, 2022, there were 805,319,139 shares available for grant under the SCL 2019 Equity Plan.

Stock option awards are granted with an exercise price not less than (i) the closing price of SCL's stock on the date of grant or (ii) the average closing price of SCL's stock for the five business days immediately preceding the date of grant. The outstanding stock options generally vest over four years and have ten-year contractual terms. Compensation cost for all stock option grants, which all have graded vesting is recognized on a straight-line basis over the awards' respective requisite service periods. SCL estimates the fair value of stock options using the Black-Scholes option-pricing model. Expected volatilities are based on SCL's historical volatility for a period equal to the expected life of the stock options. The expected option life is based on the contractual term of the option as well as historical exercise and forfeiture behavior. The risk-free interest rate for periods equal to the expected term of the stock option is based on the Hong Kong Government Bond rate in effect at the time of the grant. The expected dividend yield is based on the estimate of annual dividends expected to be paid at the time of the grant.

Under the SCL 2009 Equity Plan and the SCL 2019 Equity Plan, SCL granted restricted share units to eligible employees. Such restricted share units vest over three to four years. Employees are entitled to a future cash payment that is equivalent to the fair value of the restricted share unit and any accumulated dividends in cash upon vesting.

Stock-Based Employee Compensation Activity

The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Year Ended December 31,		
	2022	**2021**	**2020**
LVSC Amended 2004 Plan:			
Weighted average volatility	26.0 %	25.1 %	23.8 %
Expected term (in years)	6.3	5.5	5.5
Risk-free rate	2.1 %	0.9 %	1.3 %
Expected dividend yield	— %	— %	4.6 %
SCL Equity Award Plan:			
Weighted average volatility	43.7 %	— %	— %
Expected term (in years)	7.2	—	—
Risk-free rate	2.7 %	— %	— %
Expected dividend yield	— %	— %	— %

A summary of the stock option activity for the Company's equity award plans for the year ended December 31, 2022, is presented below:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (in millions)
LVSC Amended 2004 Plan:				
Outstanding as of January 1, 2022	13,264,517	$ 49.35		
Granted	1,730,000	41.61		
Forfeited or expired	(455,743)	60.19		
Outstanding as of December 31, 2022	14,538,774	$ 48.09	6.45	$ 74
Exercisable as of December 31, 2022	8,058,372	$ 53.65	5.03	$ 21
SCL Equity Award Plan:				
Outstanding as of January 1, 2022	48,180,300	$ 5.01		
Granted	3,300,000	2.28		
Forfeited or expired	(3,079,400)	4.69		
Outstanding as of December 31, 2022	48,400,900	$ 4.84	4.95	$ 3
Exercisable as of December 31, 2022	41,687,600	$ 5.02	4.47	$ —

A summary of the unvested restricted stock and restricted stock units under the Company's equity award plans for the year ended December 31, 2022, is presented below:

	Shares		Weighted Average Grant Date Fair Value
LVSC Amended 2004 Plan:			
Unvested Restricted Stock			
Balance as of January 1, 2022	25,104	$	55.76
Granted	46,448		30.14
Vested	(30,910)		50.59
Balance as of December 31, 2022	40,642	$	30.14
Unvested Restricted Stock Units			
Balance as of January 1, 2022	771,150	$	48.75
Granted	123,497		42.55
Vested	(242,942)		48.75
Forfeited	(76,443)		44.48
Balance as of December 31, 2022	575,262	$	47.99
SCL Equity Plan:			
Unvested Restricted Stock Units			
Balance as of January 1, 2022	15,321,544	$	3.40
Granted	9,393,200		2.32
Vested	(2,587,860)		4.67
Forfeited	(969,320)		3.00
Balance as of December 31, 2022	21,157,564	$	2.79

The grant date fair value of SCL's restricted stock unit awards is the share price of SCL's ordinary shares at the respective grant date. The fair value of these awards is remeasured each reporting period until the vesting dates. Upon settlement, SCL will pay the grantees an amount in cash calculated based on the closing price of SCL's shares on the vesting date or higher of (i) the closing price of SCL's shares on the vesting date, and (ii) the average closing price of SCL's shares for the five trading days immediately preceding the vesting date. The accrued liability associated with these cash-settled restricted stock units was $34 million and $8 million as of December 31, 2022 and 2021, respectively.

As of December 31, 2022, under the Amended 2004 Plan there was $48 million and $21 million of unrecognized compensation cost related to unvested stock options and unvested restricted stock and stock units, respectively. The stock option and restricted stock and stock unit costs are expected to be recognized over a weighted average period of 2.7 years, and 1.5 years, respectively.

As of December 31, 2022, under the SCL Equity Plan there was $4 million and $37 million of unrecognized compensation cost related to unvested stock options and unvested restricted stock units, respectively. The stock option and restricted stock unit costs are expected to be recognized over a weighted average period of 3.3 years and 2.1 years, respectively.

The stock-based compensation activity for the Amended 2004 Plan and SCL Equity Plan is as follows for the three years ended December 31, 2022:

	Year Ended December 31,		
	2022	2021	2020
	(Dollars in millions, except weighted average grant date fair values)		
Compensation expense:			
Stock options	$ 24	$ 14	$ 20
Restricted stock and stock units	46	13	7
	$ 70	$ 27	$ 27
Income tax benefit recognized in the consolidated statements of operations	$ 2	$ 1	$ 2
Compensation cost capitalized as part of property and equipment	$ 2	$ 1	$ 1
LVSC Amended 2004 Plan:			
Stock options granted	1,730,000	4,513,468	875,474
Weighted average grant date fair value	$ 12.74	$ 8.63	$ 7.79
Restricted stock granted	46,448	25,104	17,512
Weighted average grant date fair value	$ 30.14	$ 55.76	$ 45.68
Restricted stock units granted	123,497	786,310	—
Weighted average grant date fair value	$ 42.55	$ 48.96	$ —
Stock options exercised:			
Intrinsic value	$ —	$ 1	$ 5
Cash received	$ —	$ 7	$ 18
SCL 2019 Equity Plan:			
Stock options granted	3,300,000	—	—
Weighted average grant date fair value	$ 1.13	$ —	$ —
Restricted stock units granted	9,393,200	13,039,600	2,337,200
Weighted average grant date fair value	$ 2.32	$ 3.22	$ 4.11
Stock options exercised:			
Intrinsic value	$ —	$ 3	$ 2
Cash received	$ —	$ 12	$ 6

Note 19 — Related Party Transactions

During the years ended December 31, 2022, 2021 and 2020, the Principal Stockholders purchased certain services from the Company including security and medical support, design services and other goods and services for $3 million, $2 million and $1 million, respectively. For the years ended December 31, 2022, 2021 and 2020, the Company incurred $1 million, $3 million and $2 million, respectively, for food and beverage services, newspaper subscriptions and security support from entities in which the Principal Stockholders have an ownership interest.

During the years ended December 31, 2022, 2021 and 2020, the Company incurred certain expenses of $6 million, $3 million and $5 million, respectively, related to the Company's use of its Principal Stockholders' personal aircraft, yacht and aircraft refurbishment and maintenance services for business purposes. During the years ended December 31, 2022, 2021 and 2020, the Company charged the Principal Stockholders $19 million, $21 million and

$18 million, respectively, related to aviation costs incurred by the Company for the Principal Stockholders' use of Company aviation personnel and assets for personal purposes.

Related party receivables were $2 million and $2 million as of December 31, 2022 and 2021, respectively. Related party payables were approximately $1 million and $1 million as of December 31, 2022 and 2021, respectively.

On July 11, 2022, the Company entered into an intercompany term loan agreement with SCL, a related party, in the amount of $1.0 billion, which is repayable on July 11, 2028. In the first two years from July 11, 2022, SCL will have the option to elect to pay cash interest at 5% per annum or payment-in-kind interest at 6% per annum by adding the amount of such interest to the then-outstanding principal amount of the loan, following which only cash interest at 5% per annum will be payable. This loan is unsecured, subordinated to all third party unsecured indebtedness and other obligations of SCL and its subsidiaries and is eliminated in consolidation.

Note 20 — Segment Information

The Company's principal operating and developmental activities occur in two geographic areas: Macao and Singapore. The Company reviews the results of operations and construction and development activities for each of its operating segments: The Venetian Macao; The Londoner Macao; The Parisian Macao; The Plaza Macao and Four Seasons Macao; Sands Macao; and Marina Bay Sands. The Company also reviews construction and development activities for its primary projects under development, in addition to its reportable segments noted above, which include the renovation and expansion of the Company's MICE, entertainment and retail product in Macao and the MBS Expansion Project. The Company has included Ferry Operations and Other (comprised primarily of the Company's ferry operations and various other operations that are ancillary to its properties in Macao) and Corporate and Other to reconcile to the consolidated results of operations and financial condition. The operations that comprised the Company's former Las Vegas Operating Properties reportable business segment were classified as a discontinued operation and the information below as of and for the years ended December 31, 2022, 2021 and 2020, excludes these results.

The Company's segment information as of and for the years ended December 31, 2022, 2021 and 2020, is as follows:

	Casino	Rooms	Food and Beverage	Mall	Convention, Retail and Other	Net Revenues
			(In millions)			
Year Ended December 31, 2022						
Macao:						
The Venetian Macao	$ 438	$ 55	$ 17	$ 155	$ 17	$ 682
The Londoner Macao	194	61	26	47	22	350
The Parisian Macao	116	33	10	25	4	188
The Plaza Macao and Four Seasons Macao	146	29	10	127	1	313
Sands Macao	53	6	4	1	1	65
Ferry Operations and Other	—	—	—	—	29	29
	947	184	67	355	74	1,627
Marina Bay Sands	1,680	285	234	226	91	2,516
Intercompany royalties	—	—	—	—	107	107
Intercompany eliminations[1]	—	—	—	(1)	(139)	(140)
Total net revenues	$ 2,627	$ 469	$ 301	$ 580	$ 133	$ 4,110

	Casino	Rooms	Food and Beverage	Mall	Convention, Retail and Other	Net Revenues
			(In millions)			
Year Ended December 31, 2021						
Macao:						
The Venetian Macao	$ 944	$ 77	$ 24	$ 195	$ 16	$ 1,256
The Londoner Macao	396	90	30	56	16	588
The Parisian Macao	244	54	17	39	3	357
The Plaza Macao and Four Seasons Macao	298	45	17	184	2	546
Sands Macao	105	10	5	1	1	122
Ferry Operations and Other	—	—	—	—	28	28
	1,987	276	93	475	66	2,897
Marina Bay Sands	905	139	106	176	44	1,370
Intercompany royalties	—	—	—	—	83	83
Intercompany eliminations[1]	—	—	—	(2)	(114)	(116)
Total net revenues	$ 2,892	$ 415	$ 199	$ 649	$ 79	$ 4,234
Year Ended December 31, 2020						
Macao:						
The Venetian Macao	$ 531	$ 46	$ 14	$ 126	$ 21	$ 738
The Londoner Macao	192	42	17	38	8	297
The Parisian Macao	180	33	14	27	5	259
The Plaza Macao and Four Seasons Macao	159	17	9	79	1	265
Sands Macao	107	6	5	1	1	120
Ferry Operations and Other	—	—	—	—	28	28
	1,169	144	59	271	64	1,707
Marina Bay Sands	872	136	97	112	44	1,261
Intercompany royalties	—	—	—	—	66	66
Intercompany eliminations[1]	—	—	—	(2)	(92)	(94)
Total net revenues	$ 2,041	$ 280	$ 156	$ 381	$ 82	$ 2,940

_____

(1) Intercompany eliminations include royalties and other intercompany services.

	Year Ended December 31,		
	2022	2021	2020
	(In millions)		
Intersegment Revenues			
Macao:			
The Venetian Macao	$ 7	$ 4	$ 4
The Londoner Macao	—	1	1
Ferry Operations and Other	23	22	19
	30	27	24
Marina Bay Sands	3	6	4
Intercompany royalties	107	83	66
Total intersegment revenues	$ 140	$ 116	$ 94

	Year Ended December 31,		
	2022	**2021**	**2020**
	(In millions)		
Adjusted Property EBITDA			
Macao:			
The Venetian Macao	$ (25)	$ 297	$ (53)
The Londoner Macao	(189)	(84)	(184)
The Parisian Macao	(103)	(17)	(131)
The Plaza Macao and Four Seasons Macao	81	219	33
Sands Macao	(81)	(69)	(76)
Ferry Operations and Other	(7)	(8)	(20)
	(324)	338	(431)
Marina Bay Sands	1,056	448	383
Consolidated adjusted property EBITDA[1]	732	786	(48)
Other Operating Costs and Expenses			
Stock-based compensation[2]	(33)	(12)	(15)
Corporate	(235)	(211)	(168)
Pre-opening	(13)	(19)	(19)
Development	(143)	(109)	(18)
Depreciation and amortization	(1,036)	(1,041)	(997)
Amortization of leasehold interests in land	(55)	(56)	(55)
Loss on disposal or impairment of assets	(9)	(27)	(73)
Operating loss	(792)	(689)	(1,393)
Other Non-Operating Costs and Expenses			
Interest income	116	4	21
Interest expense, net of amounts capitalized	(702)	(621)	(523)
Other income (expense)	(9)	(31)	19
Loss on modification or early retirement of debt	—	(137)	—
Income tax (expense) benefit	(154)	5	(24)
Net loss from continuing operations	$ (1,541)	$ (1,469)	$ (1,900)

(1) Consolidated adjusted property EBITDA, which is a non-GAAP financial measure, is net income (loss) from continuing operations before stock-based compensation expense, corporate expense, pre-opening expense, development expense, depreciation and amortization, amortization of leasehold interests in land, gain or loss on disposal or impairment of assets, interest, other income or expense, gain or loss on modification or early retirement of debt and income taxes. Consolidated adjusted property EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations and operating performance. In particular, management utilizes consolidated adjusted property EBITDA to compare the operating profitability of its operations with those of its competitors, as well as a basis for determining certain incentive compensation. Integrated Resort companies have historically reported adjusted property EBITDA as a supplemental performance measure to GAAP financial measures. In order to view the operations of their properties on a more stand-alone basis, Integrated Resort companies, including Las Vegas Sands Corp., have historically excluded certain expenses that do not relate to the management of specific properties, such as pre-opening expense, development expense and corporate expense, from their adjusted property EBITDA calculations. Consolidated adjusted property EBITDA should not be interpreted as an alternative to income from operations (as an indicator of operating performance) or to cash flows from operations (as a measure of liquidity), in each case, as determined in accordance with GAAP. The Company has significant uses of cash flow, including capital expenditures, dividend payments, interest payments, debt principal repayments and income taxes, which are not reflected in consolidated adjusted property EBITDA. Not all companies calculate adjusted property EBITDA in the same manner. As a result, consolidated

adjusted property EBITDA as presented by the Company may not be directly comparable to similarly titled measures presented by other companies.

(2) During the years ended December 31, 2022, 2021 and 2020, the Company recorded stock-based compensation expense of $70 million, $27 million and $27 million, respectively, of which $37 million, $15 million and $12 million, respectively, was included in corporate expense in the accompanying consolidated statements of operations.

	Year Ended December 31,		
	2022	**2021**	**2020**
	(In millions)		
Capital Expenditures			
Corporate and Other	$ 60	$ 27	$ 5
Macao:			
The Venetian Macao	52	71	140
The Londoner Macao	175	551	739
The Parisian Macao	3	4	11
The Plaza Macao and Four Seasons Macao	9	19	157
Sands Macao	4	7	9
Ferry Operations and Other	—	1	2
	243	653	1,058
Marina Bay Sands	348	148	164
Total capital expenditures	$ 651	$ 828	$ 1,227

	December 31,		
	2022	**2021**	**2020**
	(In millions)		
Total Assets			
Corporate and Other	$ 5,422	$ 1,357	$ 1,465
Macao:			
The Venetian Macao	2,135	2,087	2,446
The Londoner Macao	4,489	4,494	4,299
The Parisian Macao	1,828	1,962	2,119
The Plaza Macao and Four Seasons Macao	1,020	1,145	1,203
Sands Macao	208	253	320
Ferry Operations and Other	870	132	141
	10,550	10,073	10,528
Marina Bay Sands	6,067	5,326	5,592
Total assets	$ 22,039	$ 16,756	$ 17,585

	December 31,				
	2022		**2021**		**2020**
	(In millions)				
Total Long-Lived Assets[1]					
Corporate and Other	$ 203	$	176	$	186
Macao:					
The Venetian Macao	1,415		1,555		1,705
The Londoner Macao	4,085		4,317		4,163
The Parisian Macao	1,789		1,915		2,067
The Plaza Macao and Four Seasons Macao	975		1,055		1,135
Sands Macao	180		197		218
Ferry Operations and Other	41		60		73
	8,485		9,099		9,361
Marina Bay Sands	4,891		4,741		4,989
Total long-lived assets	$ 13,579	$	14,016	$	14,536

_____

(1) Long-lived assets include property and equipment, net of accumulated depreciation and amortization, and leasehold interests in land, net of accumulated amortization.

Note 21 — Selected Quarterly Financial Results (Unaudited)

	First[1]	Second	Third	Fourth	Total
			Quarter		
		(In millions, except per share data)			
2022					
Net revenues	$ 943	$ 1,045	$ 1,005	$ 1,117	$ 4,110
Operating loss	(302)	(147)	(177)	(166)	(792)
Net loss from continuing operations	(478)	(414)	(380)	(269)	(1,541)
Income (loss) from discontinued operations, net of tax	2,907	(3)	(1)	(5)	2,898
Net income (loss)	2,429	(417)	(381)	(274)	1,357
Net income (loss) attributable to Las Vegas Sands Corp.	2,530	(290)	(239)	(169)	1,832
Earnings (loss) per share - basic and diluted:					
Loss from continuing operations	$ (0.49)	$ (0.38)	$ (0.31)	$ (0.21)	$ (1.40)
Income (loss) from discontinued operations, net of tax	3.80	—	—	(0.01)	3.80
Net income (loss) attributable to Las Vegas Sands Corp.	$ 3.31	$ (0.38)	$ (0.31)	$ (0.22)	$ 2.40
2021					
Net revenues	$ 1,196	$ 1,173	$ 857	$ 1,008	$ 4,234
Operating loss	(96)	(139)	(316)	(138)	(689)
Net loss from continuing operations	(280)	(280)	(594)	(315)	(1,469)
Income (loss) from discontinued operations, net of tax	(62)	38	99	118	193
Net loss	(342)	(242)	(495)	(197)	(1,276)
Net loss attributable to Las Vegas Sands Corp.	(278)	(192)	(368)	(123)	(961)
Earnings (loss) per share - basic and diluted:					
Loss from continuing operations	$ (0.28)	$ (0.30)	$ (0.61)	$ (0.32)	$ (1.51)
Income (loss) from discontinued operations, net of tax	(0.08)	0.05	0.13	0.15	0.25
Net loss attributable to Las Vegas Sands Corp.	$ (0.36)	$ (0.25)	$ (0.48)	$ (0.17)	$ (1.26)

---

(1) During the first quarter of 2022, the Company closed the sale of the Las Vegas Operations and recorded a gain on the sale of $2.86 billion, net of tax. The Las Vegas Operations has been disclosed as a discontinued operation for all periods presented.

Because earnings per share amounts are calculated using the weighted average number of common and dilutive common equivalent shares outstanding during each quarter, the sum of the per share amounts for the four quarters may not equal the total earnings per share amounts for the respective year.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

LAS VEGAS SANDS CORP. AND SUBSIDIARIES

For the Years Ended December 31, 2022, 2021 and 2020

Description	Balance at Beginning of Year		Provision for Credit Losses	Write-offs, Net of Recoveries	Balance at End of Year	
			(In millions)			
Provision for credit losses:						
2020	$	220	86	(51)	$	255
2021	$	255	3	(26)	$	232
2022	$	232	15	(30)	$	217

Description	Balance at Beginning of Year		Additions	Deductions	Balance at End of Year	
			(In millions)			
Deferred income tax asset valuation allowance:						
2020	$	4,786	138	(2)	$	4,922
2021	$	4,922	115	(3)	$	5,034
2022	$	5,034	63	(1,014)	$	4,083

ITEM 9. — *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

Not applicable.

ITEM 9A. — *CONTROLS AND PROCEDURES*

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure information required to be disclosed in the reports the Company files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and such information is accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, as appropriate, to allow for timely decisions regarding required disclosure. The Company's Chief Executive Officer and its Chief Financial Officer have evaluated the disclosure controls and procedures (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) of the Company as of December 31, 2022, and have concluded they are effective at the reasonable assurance level.

It should be noted any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance the objectives of the system are met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Because of these and other inherent limitations of control systems, there can be no assurance any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting that occurred during the fourth quarter covered by this Annual Report on Form 10-K that had a material effect, or was reasonably likely to have a material effect, on the Company's internal control over financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

(1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets;

(2) provide reasonable assurance transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and the Company's receipts and expenditures are being made only in accordance with authorizations of its management and directors; and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022. In making this assessment, the Company's management used the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in "Internal Control — Integrated Framework (2013)."

Based on this assessment, management concluded, as of December 31, 2022, the Company's internal control over financial reporting is effective based on this framework.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2022, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which appears herein.

ITEM 9B. — *OTHER INFORMATION*

None.

ITEM 9C. — *DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS*

Not applicable.

PART III

ITEM 10. — *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

We incorporate by reference the information responsive to this Item appearing in our definitive Proxy Statement for our 2023 Annual Meeting of Stockholders, which we expect to file with the Securities and Exchange Commission on or about March 30, 2023 (the "Proxy Statement"), including under the captions "Board of Directors," "Executive Officers," "Delinquent Section 16(a) Reports" and "Information Regarding the Board of Directors and Board and Other Committees."

We have adopted a Code of Business Conduct and Ethics (the "Code"), which is posted on our website at *www.sands.com*, along with any amendments or waivers to the Code. Copies of the Code are available without charge by sending a written request to Investor Relations at the following address: Las Vegas Sands Corp., 5500 Haven Street, Las Vegas, Nevada 89119.

ITEM 11. — *EXECUTIVE COMPENSATION*

We incorporate by reference the information responsive to this Item appearing in the Proxy Statement, including under the captions "Executive Compensation and Other Information," "Director Compensation," "Information Regarding the Board of Directors and Board and Other Committees" and "Compensation Committee Report" (which report is deemed to be furnished and is not deemed to be filed in any Company filing under the Securities Act of 1933 or the Securities Exchange Act of 1934).

ITEM 12. — *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

We incorporate by reference the information responsive to this Item appearing in the Proxy Statement, including under the captions "Equity Compensation Plan Information" and "Security Ownership of Certain Beneficial Owners and Management."

ITEM 13. — *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

We incorporate by reference the information responsive to this Item appearing in the Proxy Statement, including under the captions "Board of Directors," "Information Regarding the Board of Directors and Board and Other Committees" and "Certain Transactions."

ITEM 14. — *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

We incorporate by reference the information responsive to this Item appearing in the Proxy Statement, under the caption "Fees Paid to Independent Registered Public Accounting Firm."

PART IV

ITEM 15. — *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a) Documents filed as part of the Annual Report on Form 10-K.

(1) List of Financial Statements

Reports of Independent Registered Public Accounting Firm

Consolidated Balance Sheets

Consolidated Statements of Operations

Consolidated Statements of Comprehensive Income (Loss)

Consolidated Statements of Equity

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

(2) List of Financial Statement Schedule

Schedule II — Valuation and Qualifying Accounts

(3) List of Exhibits

Exhibit No.	Description of Document
2.1†	Purchase and Sale Agreement dated as of March 2, 2021, by and among Las Vegas Sands Corp., Pioneer OpCo, LLC and VICI Properties L.P. (incorporated by reference from Exhibit 2.1 to the Company's current report on Form 8-K (File No. 001-32373) filed on March 3, 2021).
2.2†	Real Estate Purchase and Sale Agreement dated as of March 2, 2021, by and between Las Vegas Sands Corp. and VICI Properties L.P. (incorporated by reference from Exhibit 2.2 to the Company's current report on Form 8-K (File No. 001-32373) filed on March 3, 2021).
2.3††	Letter Agreement, dated as of August 3, 2021, by and among Las Vegas Sands Corp., Pioneer OpCo, LLC and VICI Properties L.P. (incorporated by reference from Exhibit 2.1 to the Company's Quarterly Report on Form 10-Q (File No. 001-32373) for the quarter ended September 30, 2021 and filed on October 22, 2021).
2.4††	Amendment to Letter Agreement, dated as of October 7, 2021, by and among Las Vegas Sands Corp., Pioneer OpCo, LLC and VICI Properties L.P. (incorporated by reference from Exhibit 2.2 to the Company's Quarterly Report on Form 10-Q (File No. 001-32373) for the quarter ended September 30, 2021 and filed on October 22, 2021).
3.1	Certificate of Amended and Restated Articles of Incorporation of Las Vegas Sands Corp. (incorporated by reference from Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q (File No. 001-32373) for the quarter ended June 30, 2018 and filed on July 25, 2018).
3.2	Second Amended and Restated By-Laws of Las Vegas Sands Corp., as further amended effective October 20, 2020 (incorporated by reference from Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q (File No. 001-32373) for the quarter ended September 30, 2020 and filed on October 23, 2020).
3.3	Amendments to the Amended and Restated By-Laws of Las Vegas Sands Corp., as further amended effective October 18, 2022 (incorporated by reference from Exhibit 3.1 to the Company's Current Report on Form 8-K (File No. 001-32373) filed on October 24, 2022).
4.1	Form of Specimen Common Stock Certificate of Las Vegas Sands Corp. (incorporated by reference from Exhibit 4.1 to the Company's Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-118827) filed on November 22, 2004).
4.2	Indenture, dated as of August 9, 2018, between SCL and U.S. Bank National Association, as trustee (incorporated by reference from Exhibit 4.1 to the Company's Current Report on Form 8-K (File No. 001-32373) filed on August 10, 2018).

Exhibit No.	Description of Document
4.3	Forms of 4.600% Senior Notes due 2023, 5.125% Senior Notes due 2025 and 5.400% Senior Notes due 2028 (incorporated by reference from Exhibit 4.2 (included in Exhibit 4.1) to the Company's Current Report on Form 8-K (File No. 001-32373) filed on August 10, 2018).
4.4	Indenture, dated as of June 4, 2020, between SCL and U.S. Bank National Association, as trustee (incorporated by reference from Exhibit 4.1 to the Company's current report on Form 8-K (File No. 001-32373) filed on June 5, 2020).
4.5	Forms of 3.800% Senior Notes due 2026 and 4.375% Senior Notes due 2030 (incorporated by reference from Exhibit 4.2 (included in Exhibit 4.1) to the Company's current report on Form 8-K (File No. 001-32373) filed on June 5, 2020).
4.6	Indenture, dated as of September 23, 2021, between SCL and U.S. Bank National Association, as trustee (incorporated by reference from Exhibit 4.1 to the Company's current report on Form 8-K (File No. 001-32373) filed on September 23, 2021).
4.7	Forms of 2.300% Senior Notes due 2027, 2.850% Senior Note due 2029 and 3.250% Senior Notes due 2031 (incorporated by reference from Exhibit 4.2 (included in Exhibit 4.1) to the Company's current report on Form 8-K (File No. 001-32373) filed on September 23, 2021).
4.8	Indenture, dated as of July 31, 2019, between Las Vegas Sands Corp. and U.S. Bank National Association, as trustee (incorporated by reference from Exhibit 4.1 to the Company's Current Report on Form 8-K (File No. 001-32373) filed on July 31, 2019).
4.9	First Supplemental Indenture, dated as of July 31, 2019, between Las Vegas Sands Corp. and U.S. Bank National Association, as trustee, relating to the 3.200% Notes due 2024 (incorporated by reference from Exhibit 4.2 to the Company's Current Report on Form 8-K (File No. 001-32373) filed on July 31, 2019).
4.10	Form of Las Vegas Sands Corp.'s 3.200% Notes due 2024 (included in Exhibit 4.5 hereto) (incorporated by reference from Exhibit 4.3 to the Company's Current Report on Form 8-K (File No. 001-32373) filed on July 31, 2019).
4.11	Second Supplemental Indenture, dated as of July 31, 2019, between Las Vegas Sands Corp. and U.S. Bank National Association, as trustee, relating to the 3.500% Notes due 2026 (incorporated by reference from Exhibit 4.4 to the Company's Current Report on Form 8-K (File No. 001-32373) filed on July 31, 2019).
4.12	Form of Las Vegas Sands Corp.'s 3.500% Notes due 2026 (included in Exhibit 4.7 hereto) (incorporated by reference from Exhibit 4.5 to the Company's Current Report on Form 8-K (File No. 001-32373) filed on July 31, 2019).
4.13	Third Supplemental Indenture, dated as of July 31, 2019, between Las Vegas Sands Corp. and U.S. Bank National Association, as trustee, relating to the 3.900% Notes due 2029 (incorporated by reference from Exhibit 4.6 to the Company's Current Report on Form 8-K (File No. 001-32373) filed on July 31, 2019).
4.14	Form of Las Vegas Sands Corp.'s 3.900% Notes due 2029 (included in Exhibit 4.9 hereto) (incorporated by reference from Exhibit 4.7 to the Company's Current Report on Form 8-K (File No. 001-32373) filed on July 31, 2019).
4.15	Fourth Supplemental Indenture, dated as of November 25, 2019, between Las Vegas Sands Corp. and U.S. Bank National Association, as trustee, relating to the 2.900% Notes due 2025 (incorporated by reference from Exhibit 4.2 to the Company's Current Report on Form 8-K (File No. 001-32373) filed on November 25, 2019).
4.16	Form of Las Vegas Sands Corp.'s 2.900% Notes due 2025 (included in Exhibit 4.11 hereto). (incorporated by reference from Exhibit 4.3 to the Company's Current Report on Form 8-K (File No. 001-32373) filed on November 25, 2019).
4.17	Description of Capital Stock (incorporated by reference from Exhibit 4.13 to the Company's Annual Report on Form 10-K (File No. 001-32373) for the year ended December 31, 2019 and filed on February 7, 2020).
10.1	Facility Agreement dated November 20, 2018, among Sands China Ltd., Bank of China Limited, Macau Branch, as agent, the arrangers listed therein and the original lenders listed therein (incorporated by reference from Exhibit 10.9 to the Company's Annual Report on Form 10-K (File No. 001-32373) for the year ended December 31, 2018 and filed on February 22, 2019).

Exhibit No.	Description of Document
10.2†	Waiver and Amendment Request Letter, dated March 27, 2020, with respect to the Facility Agreement, dated as of November 20, 2018, by and among Sands China Ltd., as borrower, Bank of China Limited, Macau Branch, as agent, and the arrangers and lenders party thereto (incorporated by reference from Exhibit 10.1 to the Company's current report on Form 8-K (File No. 001-32373) filed on March 27, 2020).
10.3†	Waiver Extension and Amendment Request Letter, dated September 11, 2020, with respect to the Facility Agreement, dated as of November 20, 2018 by and among Sands China Ltd., as borrower, Bank of China Limited, Macau Branch, as agent, and the arrangers and lenders party thereto (incorporated by reference from Exhibit 10.1 to the Company's current report on Form 8-K (File No. 001-32373) filed on September 11, 2020).
10.4†	Waiver Extension and Amendment Request Letter, dated July 7, 2021, with respect to the Facility Agreement, dated as of November 20, 2018, by and among Sands China Ltd., as borrower, Bank of China Limited, Macau Branch, as agent, and the arrangers and lenders party thereto (incorporated by reference from Exhibit 10.1 to the Company's current report on Form 8-K (File No. 001-32373) filed on July 7, 2021).
10.5†	Waiver Extension and Amendment Request Letter, dated November 30, 2022, with respect to the Facility Agreement, dated as of November 20, 2018, by and among Sands China Ltd, as borrower, Bank of China Limited, Macau Branch, as agent, and the arrangers and lenders party thereto (incorporated by reference from Exhibit 10.1 to the Company's current report on Form 8-K (File No. 001-32373) filed on November 30, 2022)
10.6	Revolving Credit Agreement, dated as of August 9, 2019, by and among Las Vegas Sands Corp., the Lenders from time to time party thereto and The Bank of Nova Scotia, as Administrative Agent and Issuing Bank (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-32373) filed on August 12, 2019).
10.7†	Amendment No. 1 to Revolving Credit Agreement, dated as of September 23, 2020, by and among Las Vegas Sands Corp., the Lenders from time to time party thereto and The Bank of Nova Scotia, as Administrative Agent (incorporated by reference from Exhibit 10.1 to the Company's current report on Form 8-K (File No. 001-32373) filed on September 23, 2020).
10.8†	Amendment No. 2 to Revolving Credit Agreement, dated as of September 3, 2021, by and among Las Vegas Sands Corp., the Lenders from time to time party thereto and The Bank of Nova Scotia, as Administrative Agent (incorporated by reference from Exhibit 10.1 to the Company's current report on Form 8-K (File No. 001-32373) filed on September 3, 2021).
10.9	Amendment No. 3 to Revolving Credit Agreement, dated as of December 7, 2021, by and between Las Vegas Sands Corp. and The Bank of Nova Scotia, as Administrative Agent (incorporated by reference from Exhibit 10.1 to the Company's current report on Form 8-K (File No. 001-32373) filed on December 7, 2021).
10.10	Amendment No. 4 to Revolving Credit Agreement, dated as of January 30, 2023, by and between Las Vegas Sands Corp. and The Bank of Nova Scotia, as Administrative Agent (incorporated by reference from Exhibit 10.1 to the Company's current report on Form 8-K (File No. 001-32373) filed on January 31 , 2023).
10.11	Facility Agreement, dated as of June 25, 2012, among Marina Bay Sands Pte. Ltd., as borrower, DBS Bank Ltd., Oversea-Chinese Banking Corporation Limited, United Overseas Bank Limited and Malayan Banking Berhad, Singapore Branch, as global coordinators, DBS Bank Ltd., as agent for the finance parties and security trustee for the secured parties and certain other lenders party thereto (incorporated by reference from Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q (File No. 001-32373) for the quarter ended June 30, 2012 and filed on August 9, 2012).

Exhibit No.	Description of Document
10.12	Amendment and Restatement Agreement dated as of August 29, 2014, to the Facility Agreement, dated as of June 25, 2012 (as amended by an amendment agreement dated November 20, 2013), among Marina Bay Sands Pte. Ltd., as borrower, various lenders party thereto, DBS Bank Ltd. ("DBS"), Oversea-Chinese Banking Corporation Limited, United Overseas Bank Limited and Malayan Banking Berhad, Singapore Branch, as global coordinators, DBS, as agent and security trustee, and DBS, Oversea-Chinese Banking Corporation Limited, United Overseas Bank Limited, Malayan Banking Berhad, Singapore Branch, Standard Chartered Bank, Sumitomo Mitsui Banking Corporation and CIMB Bank Berhad, Singapore Branch, as mandated lead arrangers (including as Schedule 3 thereto, the Form of Amended and Restated Facility Agreement) (incorporated by reference from Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 001-32373) for the quarter ended September 30, 2014 and filed on November 5, 2014).
10.13	Second Amendment and Restatement Agreement dated as of March 14, 2018, to the Facility Agreement, dated as of June 25, 2012 (as amended by an amendment agreement dated November 20, 2013 and further amended and restated by an amendment and restatement agreement dated August 29, 2014), among Marina Bay Sands Pte. Ltd., as borrower, various lenders party thereto and DBS Bank Ltd. as agent and security trustee (incorporated by reference from Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 001-32373) for the quarter ended March 31, 2018 and filed on April 27, 2018).
10.14	Third Amendment and Restatement Agreement, dated as of August 30, 2019, among Marina Bay Sands Pte. Ltd., as borrower, the various lenders party thereto and DBS Bank Ltd., as agent and security trustee and the other parties thereto (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-32373) filed on September 4, 2019).
10.15	Fourth Amendment and Restatement Agreement, dated as of February 9, 2022, among Marina Bay Sands Pte. Ltd., as borrower, and DBS Bank Ltd., as agent and security trustee (incorporated by reference from Exhibit 10.1 to the Company's current report on Form 8-K (File No. 001-32373) filed on February 14, 2022).
10.16†	Amendment Letter, dated June 18, 2020, with respect to the facility agreement, originally dated as of June 25, 2012 (as amended, restated, amended and restated, supplemented and otherwise modified) among Marina Bay Sands Pte. Ltd., the lenders party thereto, DBS Bank Ltd., as the agent, and the other parties thereto (incorporated by reference from Exhibit 10.1 to the Company's current report on Form 8-K (File No. 001-32373) filed on June 19, 2020).
10.17†	Amendment Letter, dated September 7, 2021, with respect to the facility agreement, originally dated as of June 25, 2012 (as amended, restated, amended and restated, supplemented and otherwise modified) among Marina Bay Sands Pte. Ltd., the lenders party thereto, DBS Bank Ltd., as the agent, and the other parties thereto (incorporated by reference from Exhibit 10.1 to the Company's current report on Form 8-K (File No. 001-32373) filed on September 7, 2021).
10.18	Land Concession Agreement, dated as of December 10, 2003, relating to the Sands Macao between the Macao Special Administrative Region and Venetian Macau Limited (incorporated by reference from Exhibit 10.39 to the Company's Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-118827) dated October 25, 2004).
10.19	Amendment, published on April 23, 2008, to Land Concession Agreement, dated as of December 10, 2003, relating to the Sands Macao between the Macau Special Administrative Region and Venetian Macau Limited (incorporated by reference from Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q (File No. 001-32373) for the quarter ended March 31, 2008 and filed on May 9, 2008).
10.20	Land Concession Agreement, dated as of April 10, 2007, relating to the Venetian Macao, Four Seasons Macao and Site 3 among the Macau Special Administrative Region, Venetian Cotai Limited and Venetian Macau Limited (incorporated by reference from Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q (File No. 001-32373) for the quarter ended March 31, 2007 and filed on May 10, 2007).
10.21	Amendment published on October 29, 2008, to Land Concession Agreement between Macau Special Administrative Region and Venetian Cotai Limited (incorporated by reference from Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q (File No. 001-32373) for the quarter ended September 30, 2008 and filed on November 10, 2008).
10.22	Amendment, published on June 5, 2013, to Land Concession Agreement between Macau Special Administrative Region and Venetian Cotai Limited (incorporated by reference from Exhibit 10.22 to the Company's Annual Report on Form 10-K (File No. 001-32373) for the year ended December 31, 2018 and filed on February 22, 2019).

Exhibit No.	Description of Document
10.23	Amendment, published on October 22, 2014, to Land Concession Agreement between Macau Special Administrative Region and Venetian Cotai Limited (incorporated by reference from Exhibit 10.23 to the Company's Annual Report on Form 10-K (File No. 001-32373) for the year ended December 31, 2018 and filed on February 22, 2019).
10.24	Land Concession Agreement, dated as of May 5, 2010, relating to The Londoner Macao among the Macau Special Administrative Region, Venetian Orient Limited and Venetian Macau Limited (incorporated by reference from Exhibit 10.24 to the Company's Annual Report on Form 10-K (File No. 001-32373) for the year ended December 31, 2018 and filed on February 22, 2019).
10.25	Development Agreement, dated August 23, 2006, between the Singapore Tourism Board and Marina Bay Sands Pte. Ltd. (incorporated by reference from Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q (File No. 001-32373) for the quarter ended September 30, 2006 and filed on November 9, 2006).
10.26	Supplement to Development Agreement, dated December 11, 2009, by and between Singapore Tourism Board and Marina Bay Sands PTE. LTD (incorporated by reference from Exhibit 10.76 to the Company's Annual Report on Form 10-K (File No. 001-32373) for the year ended December 31, 2009 and filed on March 1, 2010).
10.27†	Development Agreement, dated April 3, 2019, between the Singapore Tourism Board and Marina Bay Sands Pte. Ltd. (incorporated by reference from Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 001-32373) for the three and six months ended June 30, 2019 and filed on July 24, 2019).
10.28+	Las Vegas Sands Corp. 2004 Equity Award Plan (Amended and Restated) (incorporated by reference from Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 001-32373) for the quarter ended June 30, 2014 and filed on August 7, 2014).
10.29+	Las Vegas Sands Corp. Amended and Restated 2004 Equity Award Plan (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-32373) filed on May 20, 2019).
10.30+	Form of Director Restricted Stock Award Agreement under the 2004 Equity Award Plan (incorporated by reference from Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q (File No. 001-32373) for the quarter ended March 31, 2018 and filed on April 27, 2018).
10.31+	Form of Restricted Stock Award Agreement under the 2004 Equity Award Plan (incorporated by reference from Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q (File No. 001-32373) for the quarter ended March 31, 2018 and filed on April 27, 2018).
10.32+	Form of Nonqualified Stock Option Agreement under the 2004 Equity Award Plan (incorporated by reference from Exhibit 10.51 to the Company's Annual Report on Form 10-K (File No. 001-32373) for the year ended December 31, 2010 and filed on March 1, 2011).
10.33+	Form of Nonqualified Stock Option Agreement under the 2004 Equity Award Plan (incorporated by reference from Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q (File No. 001-32373) for the quarter ended March 31, 2018 and filed on April 27, 2018).
10.34+	Form of Director Nonqualified Stock Option Agreement under the 2004 Equity Award Plan (incorporated by reference from Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q (File No. 001-32373) for the quarter ended March 31, 2018 and filed on April 27, 2018).
10.35+	Form of Director Restricted Stock Units Award Agreement under the 2004 Equity Award Plan (incorporated by reference from Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q (File No. 001-32373) for the quarter ended March 31, 2018 and filed on April 27, 2018).
10.36+	Form of Director Restricted Stock Units Award Agreement under the 2004 Equity Award Plan (with deferred settlement) (incorporated by reference from Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q (File No. 001-32373) for the quarter ended March 31, 2018 and filed on April 27, 2018).
10.37+	Form of Restricted Stock Units Award Agreement under the 2004 Equity Award Plan (incorporated by reference from Exhibit 10.9 to the Company's Quarterly Report on Form 10-Q (File No. 001-32373) for the quarter ended March 31, 2018 and filed on April 27, 2018).
10.38+	Las Vegas Sands Corp. Amended and Restated Executive Cash Incentive Plan (incorporated by reference from Exhibit 10.9 to the Company's Quarterly Report on Form 10-Q (File No. 001-32373 for the quarter ended June 30, 2018 and filed on July 25, 2018).

Exhibit No.	Description of Document
10.39	Second Amended and Restated Registration Rights Agreement, dated as of November 14, 2008, by and among Las Vegas Sands Corp., Dr. Miriam Adelson and the other Adelson Holders (as defined therein) that are party to the agreement from time to time (incorporated by reference from Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-32373) filed on November 14, 2008).
10.40	Investor Rights Agreement, dated as of September 30, 2008, by and between Las Vegas Sands Corp. and the Investor named therein (incorporated by reference from Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q (File No. 001-32373) for the quarter ended September 30, 2008 and filed on November 10, 2008).
10.41+	Las Vegas Sands Corp. Non-Employee Director Deferred Compensation Plan (incorporated by reference from Exhibit 10.88 to the Company's Annual Report on Form 10-K (File No. 001-32373) for the year ended December 31, 2011 and filed on February 29, 2012).
10.42+	Amendment to Non-Employee Director Compensation Program — Increase to Annual Cash Retainer (incorporated by reference from Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q (File No. 001-32373) for the three and nine months ended September 30, 2019 and filed on October 25, 2019).
10.43+	Employment Agreement, dated August 19, 2019, among Las Vegas Sands Corp., Las Vegas Sands, LLC and D. Zachary Hudson (incorporated by reference from Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q (File No. 001-32373) for the quarter ended June 30, 2020 and filed on July 24, 2020).
10.44+	Terms of Continued Employment, dated March 24, 2021, among Las Vegas Sands Corp., Las Vegas Sands, LLC and Robert G. Goldstein (incorporated by reference from Exhibit 10.1 to the Company's current report on Form 8-K (File No. 001-32373) filed on March 24, 2021).
10.45+	Terms of Continued Employment, dated March 24, 2021, among Las Vegas Sands Corp., Las Vegas Sands, LLC and Patrick Dumont (incorporated by reference from Exhibit 10.2 to the Company's current report on Form 8-K (File No. 001-32373) filed on March 24, 2021).
10.46+	Terms of Continued Employment, dated March 24, 2021, among Las Vegas Sands Corp., Las Vegas Sands, LLC and Randy A. Hyzak (incorporated by reference from Exhibit 10.3 to the Company's current report on Form 8-K (File No. 001-32373) filed on March 24, 2021).
10.47+	First Amendment to Employment Agreement, dated March 24, 2021, among Las Vegas Sands Corp., Las Vegas Sands, LLC and D. Zachary Hudson (incorporated by reference from Exhibit 10.4 to the Company's current report on Form 8-K (File No. 001-32373) filed on March 24, 2021).
10.48†	Form of Post-Closing Contingent Lease Support Agreement, by and among Las Vegas Sands Corp., Pioneer OpCo, LLC and VICI Properties L.P. (incorporated by reference from Exhibit 10.1 to the Company's current report on Form 8-K (File No. 001-32373) filed on March 3, 2021).
10.49†	Form of Term Loan Credit and Security Agreement, by and among Las Vegas Sands Corp., Pioneer OpCo, LLC, Pioneer HoldCo, LLC and the Guarantors party thereto (incorporated by reference from Exhibit 10.2 to the Company's current report on Form 8-K (File No. 001-32373) filed on March 3, 2021).
10.50	Subordinated Term Loan Agreement, dated as of July 11, 2022, by and between Sands China Ltd., as the Borrower, and Las Vegas Sands Corp., as the Lender (incorporated by reference from Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 001-32373) for the quarter ended June 30, 2022 and filed on July 22, 2022).
10.51*	Concession Contract for the Operation of Casino Games of Chance in the Macao Special Administrative Region, dated as of December 16, 2022, by and between the Macao Special Administrative Region and Venetian Macau Limited.
10.52**	Deed of Reversion (The Londoner Macao), dated as of December 30, 2022, by and among Venetian Macau Limited, Venetian Orient Limited and the Macao Special Administrative Region.
10.53*	Handover Deed, dated as of December 30, 2022, by and between Venetian Macau Limited and the Macao Special Administrative Region.

Exhibit No.	Description of Document
10.54††	Post-Closing Contingent Lease Support Agreement, dated as of February 23, 2022, by and among Las Vegas Sands Corp. and Pioneer OpCo, LLC (incorporated by reference from Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q (File No. 001-32373) for the quarter ended March 31, 2022 and filed on April 29, 2022).
10.55††	Term Loan Credit and Security Agreement, dated as of February 23, 2022, by and among Pioneer HoldCo, LLC, Pioneer OpCo, LLC as Borrower, the Guarantors party thereto, and Las Vegas Sands Corp. (incorporated by reference from Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q (File No. 001-32373) for the quarter ended March 31, 2022 and filed on April 29, 2022).
10.56††	Letter Agreement, dated as of March 29, 2022, by and between Marina Bay Sands Pte. Ltd., and Singapore Tourism Board (incorporated by reference from Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q (File No. 001-32373) for the quarter ended March 31, 2022 and filed on April 29, 2022).
21.1*	Subsidiaries of Las Vegas Sands Corp.
23.1*	Consent of Deloitte & Touche LLP.
23.2*	Consent of Haiwen & Partners
31.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1++	Certification of Chief Executive Officer of Las Vegas Sands Corp. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2++	Certification of Chief Financial Officer of Las Vegas Sands Corp. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101*	The following financial information from the Company's Annual Report on Form 10-K for the year ended December 31, 2022, formatted in Inline Extensible Business Reporting Language ("iXBRL"): (i) Consolidated Balance Sheets as of December 31, 2022 and 2021, (ii) Consolidated Statements of Operations for the years ended December 31, 2022, 2021 and 2020, (iii) Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2022, 2021 and 2020, (iv) Consolidated Statements of Equity for the years ended December 31, 2022, 2021 and 2020, (v) Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020, and (vi) Notes to Consolidated Financial Statements.
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document.

_____

*   Filed herewith.

**   The following Deeds of Reversion are substantially identical in all material respects, except as to the subject property, to the Deed of Reversion that is filed as Exhibit 10.52 hereto and are being omitted in reliance on Instruction 2 to Item 601 of Regulation S-K:

Deed of Reversion (The Venetian Macao), dated as of December 30, 2022, by and among Venetian Macau Limited, Venetian Cotai Limited, Venetian Orient Limited and Cotai Strip Lot 2 Apart Hotel (Macau) Limited and the Macao Special Administrative Region.

Deed of Reversion (The Parisian Macao), dated as of December 30, 2022, by and among Venetian Macau Limited, Venetian Cotai Limited, Venetian Orient Limited and Cotai Strip Lot 2 Apart Hotel (Macau) Limited and the Macao Special Administrative Region.

Deed of Reversion (The Four Seasons Macao), dated as of December 30, 2022, by and among Venetian Macau Limited, Venetian Cotai Limited, Venetian Orient Limited and Cotai Strip Lot 2 Apart Hotel (Macau) Limited and the Macao Special Administrative Region.

Deed of Reversion (The Sands Macao), dated as of December 30, 2022, by and among Venetian Macau Limited, Venetian Cotai Limited, Venetian Orient Limited and Cotai Strip Lot 2 Apart Hotel (Macau) Limited and the Macao Special Administrative Region.

†   Certain identified information has been redacted from the exhibit in accordance with Item 601(b)(2)(ii) or 601(b)(10)(iv) of Regulation S-K, as applicable

††   Certain schedules to this exhibit have been omitted in accordance with Item 601(a)(5) of Regulation S-K.

+   Denotes a management contract or compensatory plan or arrangement.

++   This exhibit will not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section. Such exhibit shall not be deemed incorporated into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

ITEM 16. — *FORM 10-K SUMMARY*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned thereunto duly authorized.

LAS VEGAS SANDS CORP.

February 3, 2023

/S/ ROBERT G. GOLDSTEIN
Robert G. Goldstein,
Chairman of the Board and
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/S/ ROBERT G. GOLDSTEIN Robert G. Goldstein	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)	February 3, 2023
/S/ PATRICK DUMONT Patrick Dumont	President, Chief Operating Officer and Director	February 3, 2023
/S/ IRWIN CHAFETZ Irwin Chafetz	Director	February 3, 2023
/S/ MICHELINE CHAU Micheline Chau	Director	February 3, 2023
/S/ CHARLES D. FORMAN Charles D. Forman	Director	February 3, 2023
/S/ NORA M. JORDAN Nora M. Jordan	Director	February 3, 2023
/S/ LEWIS KRAMER Lewis Kramer	Director	February 3, 2023
/S/ DAVID F. LEVI David F. Levi	Director	February 3, 2023
/S/ YIBING MAO Yibing Mao	Director	February 3, 2023
/S/ RANDY HYZAK Randy Hyzak	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 3, 2023

Exhibit 31.1

LAS VEGAS SANDS CORP.

CERTIFICATIONS

I, Robert G. Goldstein, certify that:

1. I have reviewed this annual report on Form 10-K of Las Vegas Sands Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 3, 2023   By: /S/ ROBERT G. GOLDSTEIN

Robert G. Goldstein
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

LAS VEGAS SANDS CORP.

CERTIFICATIONS

I, Randy Hyzak, certify that:

1. I have reviewed this annual report on Form 10-K of Las Vegas Sands Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 3, 2023   By: /S/ RANDY HYZAK
                                                 _____
                                                 Randy Hyzak
                                                 Executive Vice President and Chief Financial Officer
                                                 (Principal Financial Officer)

Exhibit 32.1

CERTIFICATION UNDER SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K for the year ended December 31, 2022 as filed by Las Vegas Sands Corp. with the Securities and Exchange Commission on the date hereof (the "Report"), I certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

      (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

      (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Las Vegas Sands Corp.

Date: February 3, 2023

By: /S/ ROBERT G. GOLDSTEIN
      Robert G. Goldstein
      Chief Executive Officer
      (Principal Executive Officer)

Exhibit 32.2

CERTIFICATION UNDER SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K for the year ended December 31, 2022 as filed by Las Vegas Sands Corp. with the Securities and Exchange Commission on the date hereof (the "Report"), I certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Las Vegas Sands Corp.

Date: February 3, 2023   By: /S/ RANDY HYZAK

                                            Randy Hyzak
                                            Executive Vice President and Chief Financial Officer
                                            (Principal Financial Officer)

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BOARD OF DIRECTORS

Robert G. Goldstein
Chairman of the Board,
Chief Executive Officer,
Las Vegas Sands Corp.

Patrick Dumont
President,
Chief Operating Officer,
Las Vegas Sands Corp.

Irwin Chafetz
Manager,
The Interface Group, LLC

Micheline Chau
Retired President, Chief Operating
Officer & Executive Director,
Lucasfilm Ltd.

Charles D. Forman
Retired Chairman & Chief Executive
Officer,
Centric Events Group, LLC

Nora M. Jordan
Senior Counsel,
Davis Polk & Wardwell LLP

Lewis Kramer
Retired Partner,
Ernst & Young LLP

David F. Levi
Levi Family Professor of Law & Director,
Dean Emeritus,
Duke Law School

SENIOR CORPORATE OFFICERS

Robert G. Goldstein
Chairman of the Board,
Chief Executive Officer & Director

Patrick Dumont
President,
Chief Operating Officer & Director

Randy Hyzak
Executive Vice President
& Chief Financial Officer

D. Zachary Hudson
Executive Vice President,
Global General Counsel &
Secretary

PROPERTY LOCATIONS

Macao (SAR), China
   Sands® Macao
   The Venetian® Macao Resort Hotel
   The Plaza® Macao, Cotai Strip
      Four Seasons® Hotel Macao, Cotai Strip[1]
      The Grand Suites at Four Seasons® [1]
   The Londoner Macao®
      Conrad® Macao, Cotai Central[1]
      Sheraton® Grand Macao Hotel,
      Cotai Central[1]
      St. Regis® Macao, Cotai Central[1]
      The Londoner® Macao Hotel
      Londoner Court
   The Parisian Macao®

Singapore
   Marina Bay Sands®

(1) FOUR SEASONS, CONRAD, SHERATON, and ST. REGIS are registered trademarks of their respective owners and are used under license.

The remaining marks are owned by Las Vegas Sands Corp. and are registered in one or more jurisdictions.

STOCK TRANSFER INFORMATION
American Stock Transfer
& Trust Company
   6201 15th Avenue
   Brooklyn, NY 11219

TRADING SYMBOL
Traded on the New York Stock
Exchange under the symbol: **LVS**

ANNUAL REPORTS
Copies of this Annual Report and the
Company's Annual Report on Form
10-K may be obtained at no charge
by writing:
   Las Vegas Sands Corp.
   c/o Investor Relations
   5500 Haven Street
   Las Vegas, NV 89119

MACAO | SINGAPORE

Corporate Headquarters
5500 Haven Street
Las Vegas, NV 89119
702.923.9000
sands.com

On the cover: The Venetian Macao